As filed with the Securities and Exchange Commission on March 6, 2025

Registration Statement No. 333-284062

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________________

AMENDMENT NO. 4
TO
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_______________________________________

HELIO CORPORATION
(Exact name of issuer as specified in its charter)

_______________________________________

Florida	3769	92-0586004
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2448 Sixth Street
Berkeley, CA 94710
510-224-4495
(Address and telephone number of registrant’s principal executive offices)

_______________________________________

Gregory T. Delory
Chief Executive Officer
Helio Corporation
2448 Sixth Street
Berkeley, CA 94710
510-224-4495
(Address and telephone number of agent for service)

_______________________________________

Copies to:

James S. Byrd, Esq. Byrd Law Group 132 W International Speedway Blvd Suite 25 Daytona Beach, FL 32114 407-212-7966	Rakesh Gopalan, Esq. David S. Wolpa, Esq. Troutman Pepper Locke LLP 301 S. College Street, Suite 3400 Charlotte, NC 28202 704-998-4050

_______________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED MARCH 6, 2025

3,333,334 Units, each Unit consisting of
One Share of Common Stock and One Warrant

3,333,334 Shares of Common Stock Issuable upon exercise of the Warrants

Helio Corporation

This is a firm commitment public offering of 3,333,334 units of Helio Corporation (each, a “Unit”). Each Unit consists of one share of our common stock and one warrant (“Warrant”) to purchase one share of our common stock. The Warrants included in the Units are exercisable immediately, have an exercise price per share of common stock of $            , equal to 125% of the public offering price of one Unit, and expire five years from the date of issuance. The Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The shares of common stock and the Warrants underlying the Units are immediately separable and will be issued separately in this offering. The offering also includes the shares of common stock issuable from time to time upon exercise of the Warrants.

We estimate the initial public offering price will be between $4.00 and $5.00 per Unit. Unless otherwise noted, we have assumed an offering price of $4.50 per Unit (which is the midpoint of the price range set forth above) and a $5.625 exercise price of the Warrant (125% of the assumed offering price).

We have applied to have our common stock and the Warrants listed on the NYSE American LLC (“NYSE American”) under the symbols “HLEO” and “HLEOW,” respectively. No assurance can be given that our application will be approved. If our application is not approved, we will not consummate this offering. Our common stock is presently quoted on the OTC Pink Market under the symbol “HLEO” but there is presently and has historically been a very limited market for our shares. Upon our common stock being listed on the NYSE American, prices for our common stock will cease being quoted on the OTC Pink Market. On March 5, 2025, the last reported sale price for our stock on the OTC Pink Market was $7.00 per share.

We are an “emerging growth company” and “smaller reporting company” under the federal securities laws and have elected to comply with certain reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. See “Prospectus Summary — Implications of Being an Emerging Growth Company and Smaller Reporting Company.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 14. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Initial public offering price	$	$
Underwriting discounts(1)	$	$
Proceeds to us, before expenses(2)	$	$

____________

(1)       Underwriting discounts do not include the reimbursement of certain expenses of the underwriter we have agreed to pay and certain other compensation. We have also agreed to issue warrants to the representative of the underwriters to purchase a number of shares of our common stock equal to 5% of the aggregate number of shares of common stock being offered, including any shares of common stock sold pursuant to the exercise of the underwriters’ over-allotment option, at an exercise price equal to 125% of the initial public offering price per share of common stock (the “Representative Warrants”). The registration statement of which this prospectus forms a part also registers the offer and sale of these Representative Warrants and the offer and sale of the shares of common stock issuable upon exercise of these warrants and the shares of common stock issuable upon the exercise of the Warrants included in the Units. We refer you to “Underwriting” beginning on page 76 for additional information regarding underwriters’ compensation.

(2)       The amount of offering proceeds to us presented in this table does not give effect to any exercise of the: (i) over-allotment option we have granted to the underwriters as described below, (ii) Warrants being sold as part of the Units in this offering and (iii) the Representative Warrants.

We have granted a 45-day option to the underwriters, exercisable one or more times in whole or in part, to purchase up to an additional 500,000 shares of common stock and/or 500,000 Warrants, less the underwriting discounts payable by us, to cover over-allotments, if any. The underwriters expect to deliver the securities to purchasers on or about            , 2025.

ThinkEquity

The date of this prospectus is            , 2025

HELIOSPACE

ENABLING HUMANITY'S PURSUIT OF SPACE

Product Implementation & Services:

EUROPA CLIPPER DEPLOYABLE RADAR ANTENNAS

SUNRISE CUBESAT CONSTELLATION ANTENNAS

Low-cost antennas for the NASA SunRISE CubeSat constellation

DEPLOYABLE SENSORS FOR LUNAR LANDER MISSIONS

JAMES WEBB SPACE TELESCOPE

6m+ HWO
2.4m HST

FORMULATING SOLUTIONS TO COMPLEX SPACE SYSTEMS

Payload technologies and mission formulation for complex space systems like Hubble Servicing, Roman Space Telescope, Habitable Worlds Observatory and Mars Sample Return

BLUE ORIGIN MK I, II LUNAR LANDERS

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ABOUT THIS PROSPECTUS

You should rely only on the information provided in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with any additional information or information different from that contained in this prospectus filed with the Securities and Exchange Commission (the “SEC”). We take no responsibility for and can provide no assurances as to the reliability of any other information that others may give you. The underwriters are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of those respective documents, regardless of the time of delivery of this prospectus or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions as to this offering of securities and the distribution of this prospectus applicable to that jurisdiction. You should read this prospectus in its entirety before making an investment decision. You should also read and consider the information in the documents to which we have referred you in the sections entitled “Where You Can Find More Information.”

The information provided in this prospectus contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in “Risk Factors.” We caution you not to give undue weight to such projections, assumptions and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

None of the figures, projections and market analysis from Analysys Mason Limited that are cited or referred to in this prospectus were prepared on our behalf. Figures, projections and market analysis from Analysys Mason Limited are based on publicly available information only and are produced and published independently of any client-specific work within Analysys Mason Limited. Analysys Mason Limited maintains that all reasonable care and skill has been used in the compilation of the figures, projections and market analysis cited or referred to herein. Such publications, figures, projections and market analysis are provided for information purposes only and are not a complete analysis of every material fact respecting any company, industry, security or investment.

In January 2024, by way of a share exchange accounted for as a reverse acquisition, Web3 Corporation, as we were then known, a Florida corporation that was originally incorporated under the name Stirling Bridge Group, Inc. and was a specialized small business venture lender, acquired 100% of the stock of Heliospace Corporation, a Delaware corporation (“Heliospace”), and changed its name from Web3 Corporation to Helio Corporation (the “Business Combination”). Heliospace was the accounting acquirer in the Business Combination and was determined to be the sole predecessor of Helio Corporation. Accordingly, our financial statements included in this prospectus are the financial statements of Heliospace prior to the Business Combination and Helio Corporation and its consolidated subsidiary (Heliospace) after the Business Combination.

In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “Helio” “Helio Corp.,” or “the Company” refer to Helio Corporation and its consolidated subsidiaries after the Business Combination and to our predecessor, Heliospace and its consolidated subsidiaries, prior to the Business Combination.

Through and including            , 2025 (the 25th day after the date of this prospectus), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscription.

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PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It does not contain all the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes included elsewhere in this prospectus.

Company Overview

Helio Corporation is a technology, engineering and research and development (R&D) holding company serving commercial, government and non-profit organizations. Our wholly owned subsidiary, Heliospace, is an aerospace company specializing in the design, engineering, assembly and test of space flight qualified hardware, providing systems engineering, modeling, analysis, integration and test services to customers in government, commercial, private and non-profit markets. With deep expertise in civil space missions combined with a growing business serving commercial companies and the extensive background of one of our founders, Joseph Pitman, in advanced payloads for defense, our primary company objective is to enable humanity’s pursuit of the scientific and commercial development of space.

The cost of access to space has seen dramatic reductions in the past decade. The domain of space activities, once confined to low-earth and geostationary orbit, now extends to the Moon and beyond. There is a growing need for a diversity of systems and approaches tailored to unique applications and environments. With our current existing hardware, services and solutions, we aim to fill the needs and demands of these growing commercial and government activities in an agile, cost-effective and innovative manner.

Market Overview

The global space marketplace is projected to grow from $350 billion today to over $1 trillion by 2040 (Morgan Stanley, Citi forecast, 2021-2022). We believe the growing recognition of the commercial potential of in-space activities, sustained science and technology efforts by both government and private entities, together with defense agency priorities driven by increasing geopolitical concerns will continue to accelerate this trend. Our target market, Satellite System Manufacturing, is expected to have an average market size per year of $2.3 billion for Science & Technology, $750 million for Earth Observation, $5.2 billion for Space Domain Awareness and $1.5 billion for In-Orbit Services from 2025 through 2030 (according to our estimates based on Analysys Mason Ltd., Q4 2022 projections). We intend to continue expansion into the Science & Technology segment, for which we have a significant foothold with our existing products and services, to then develop new opportunities in Earth Observation and Space Domain Awareness for commercial, private and government organizations.

The market for space hardware, systems and services is highly fragmented, with few scaled, capable competitors. The capabilities of existing players have been shaped by longstanding government procurements as well as the established communications and navigation equipment markets. There has been significant consolidation over the past few decades, resulting in fewer and less agile or innovative organizations. Cost control, performance and quality remain a challenge for some established incumbents. Meanwhile, the rapidly growing space economy will present a host of new applications and revenue opportunities that many current hardware and services providers are ill equipped to address. To succeed in this evolving market, aerospace companies in particular must be both innovative and agile to answer the needs of emerging new applications and customers. Heliospace aims to expand into these growing market segments by offering responsive, tailored solutions to both established and new customers.

Current Hardware and Services Capabilities

We have successfully scaled as a space hardware and services company providing solutions to government, commercial and non-profit customers. This includes hardware and services for over four active space missions and hardware deliveries for over three additional missions launching in the near term. We leverage decades of management experience developing hardware capabilities that were successfully used in space for NASA and other space agencies and organizations. Our current commercial-stage hardware includes deployable mechanisms, antennas, booms, structures, and sensors. Our hardware is generally custom designed to customer specifications, assembled, tested and delivered fully qualified and ready for flight as a complete end-to-end solution. Hardware development occurs at our main facility in Berkeley, California, with over 20,000 sq ft of facilities including assembly and test areas, R&D labs, clean rooms, and thermal-vacuum test equipment. We leverage existing relationships with an array of vendors and suppliers vetted under our internal quality control processes to support hardware construction. Our hardware production capabilities encompass a wide range of cost and performance, capable of meeting high reliability NASA flagship-class mission requirements down to innovative, low-cost solutions for emerging companies. Customers are typically engaged on a per-project basis with hardware solutions built to individual custom specifications. Project sizes range from large, $10 million+ contracts under cost-plus or fixed price terms paid monthly or by milestones, to small low-cost solutions costing in the $100,000 – $200,000 range performed under purchase order terms and paid at final delivery. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this prospectus.

Examples of our space qualified hardware deliveries include:

Deployable radar antennas on the NASA Europa Clipper mission, which will probe the subsurface of Europa

•        Technology developed by Heliospace provided a low mass, small form factor solution for the radar antennas required for the NASA Europa Clipper Mission. The mission launched in October 2024. When stowed, our antennas are sufficiently compact to mount on the spacecraft solar arrays, thus simplifying the design and saving NASA significant cost. When deployed, these large dipole antennas extend to more than 55 feet in length. Heliospace designed, assembled, tested, and delivered these antennas under contract with Caltech as part of the Radar for Europa Assessment and Sounding: Ocean to Near-surface (REASON) instrument onboard Europa Clipper. REASON is a dual-frequency ice penetrating radar instrument designed to characterize and sound Europa’s icy crust from the near-surface to the ocean, revealing the hidden structure of Europa’s ice shell and potential water within. Europa is one of the solar system’s most fascinating objects, where conditions for life may exist, making this an exciting mission for which we were able to provide critical technology. Large deployable mechanisms present a continuing challenge in the space industry for which we have specialized expertise and demonstrated capability. This work was conducted from 2017-2024 pursuant to an $11.8 million cost plus contract. These radar antennas are now fully deployed and operating successfully on the Europa Clipper mission.

Low-cost antennas for the NASA SunRISE CubeSat constellation

•        We developed a solution to provide NASA with a high quantity of compact antennas that will deploy from a constellation of CubeSat class spacecraft on the SunRISE mission. The mission is expected to launch in 2025, and is designed to image solar eruptions that impact space weather at the Earth causing satellite and communications disruptions. The Heliospace solution enabled four antennas to deploy to over 8 feet in length from each cereal-box size SunRISE CubeSat. Compact, deployable antennas and booms for small spacecraft remain a challenge in the space industry, and Heliospace has just been awarded a NASA Small Business Innovation Research Award to further commercialize this technology for broader use throughout the industry The SunRISE antennas were delivered over a 2-year period pursuant to a $1.1 million contract.

Deployable sensors and mechanisms for use on three lunar landers as part of the NASA Commercial Lunar Payload Services program

•        Our scientists and engineers developed a unique system that deploys four sensors on ballistic trajectories from a lunar lander at distances up to 60 ft, which will work with other instruments to explore the subsurface structure of the Moon. This unique solution is the first of its kind to be used in space for planetary geophysics investigations and has been selected to fly on two missions as part of the NASA Commercial Lunar Payload Services (CLPS) program. The first mission carrying our hardware launched on January 15, 2025, aboard the Firefly Aerospace Blue Ghost Lander. These projects are ongoing with combined contract values of $1.37 million.

•        We provided four deployable antennas for a NASA experiment in lunar radio astronomy which flew on the Intuitive Machines (IM-1) lunar mission. They were provided in record time using a simple purchase order requisition, delivered to NASA and successfully deployed in-flight and on the Moon during the IM-1 mission.

After expanding our market into the commercial realm in 2023, we are currently providing an antenna calibration system for a lunar orbiter being built by Firefly Aerospace.

•        Under contract with Firefly Aerospace, we are designing, building, and delivering a deployable dipole antenna for the Blue Ghost Transfer vehicle, a lunar orbit mission which will provide a radio frequency calibration source. A lunar lander mission called Lusee-Night will then use this source to calibrate its radio telescope to perform astrophysics observations from the lunar far side. Our solution displaced another vendor’s offering due to its heritage and performance. In an expansion of our previous offerings, we are responsible for both the mechanical and radiofrequency testing and performance of the delivered hardware pursuant to a $1.1 million contract through 2024.

Prototype mechanisms for the Mars Sample Return program

•        In in 2023 and early 2024, while the program was active, we utilized our specialized system-level capabilities and awareness of the NASA Mars Sample Return architecture to play a key role in the design and testing of sample handling hardware involving sample transfer from the rover to an ascent vehicle from the Martian surface, and the subsequent transfer of that sample to an orbiting vehicle for eventual return to Earth.

Heliospace Hardware Projects

We offer systems engineering, modeling & analyses, integration & test, verification, mission formulation and architecture and other services to NASA and commercial customers. These services span a complete integrated analysis suite including structural, thermal, electromagnetic, optical, deployables and other tools to optimize both system and mission design. Integration and test support includes system-level planning, coupled with personnel to assist or observe test flows and ensure proper verification of requirements. These services are typically provided on a per-project basis using Time and Materials contracts with monthly payments, and range in size from $100,000 to over $10 million depending on system complexity, customer requirements, and schedule.

Examples of our services include:

Systems engineering, integration, test and operations support for the James Webb Space Telescope.

•        We have provided systems engineering support for the James Webb Space Telescope including system development and testing. With the successful launch of Webb in 2021, our support has continued into the post-launch operational phase. This includes requirements, thermal, structural, deployables and optical system analyses, test and verification approach and results, and in-flight performance and anomaly resolution.

Systems Engineering for Roman Space Telescope, Habitable Worlds Observatory and Atmospheric Observing System, and Mars Sample Return.

•        We have provided systems engineering support for these NASA programs at the mission, spacecraft, and payload level. Activities include requirements definition, implementation, and verification, as well as thermal, structural, and other analyses. For Mars Sample Return, we provided unique insight and stringent eject dynamics performance analysis for the Honeybee Robotics Spin Eject Mechanism as well as formulation engineering of the Capture Containment and Return System for NASA.

Both groups of services above were conducted under Indefinite Delivery/Indefinite Quantity (IDIQ) Time & Materials contracts totaling $11.5 million through September 2022, with a second follow-on contract in place for $8.1 million that continues through September 2027.

Expansion into the commercial market includes systems engineering, analysis and architecture for the Blue Origin Mk I and II lunar landers.

•        Under a subcontract, we provided system architecture studies, modeling, analysis, and recommendations for the Cargo Offloading Subsystem and Surface Access Subsystems as part of the Blue Origin lunar lander designs. These services are being conducted under purchase orders totaling $1.25 million to date, with work continuing into 2025.

Heliospace Services Projects

Products and Services in Development

Based on the successful foundation of our current products and services, we are expanding our capabilities into advanced deployable systems, sensing and deployable payloads, mission systems architectures and integrated solutions including in-space deployments, robotics, assembly and servicing. These endeavors focus on the customer objectives for a given space application or mission, optimizing hardware, system design, payload and mission capabilities to enable customers to meet their stated objectives. Examples include payloads such as radar, optical and RF systems, payload integration and test, as well as mission formulation and implementation optimized for customer requirements for applications including remote sensing, science & technology missions, space domain awareness and in-space servicing. These offerings leverage system-level expertise and awareness, providing turn-key solutions to the growing space economy.

Examples of some candidate development areas for potential future products and services include:

Payloads such as radar, RF systems, and optical.

•        Orbital radar payloads and associated mission and system design are currently underway with Department of Defense (DoD) seed funding of $109,341 that was received, with follow-on opportunities in 2025 and beyond. We have developed new advanced deployable antenna concepts and designs under jointly funded programs with the NASA Jet Propulsion Laboratory with applications in Earth remote sensing and intelligence. Optical payload development is also progressing with our contributions to the telescope design for the NASA UVEX mission, with follow on hardware work in 2025 and our own prototype demonstrators by the end of 2027. There is potential for other in-space assembly and servicing prototype payloads to follow. These solutions will be tailored to small to mid-sized spacecraft applications, where we anticipate significant growth in the marketplace.

Payload integration and test, mission formulation and implementation optimized for customer requirements.

•        We have been selected by EarthGuard™, a commercial space endeavor offering a revolutionary concept for directly mitigating the accelerating rate of global climate change, to be its space systems engineering development partner. Under an initial contract, we are currently conducting a Mission Architecture Study, which successfully completed its first study milestone and is expected to be completed by mid- 2025. EarthGuard™ and Heliospace are jointly planning subsequent activities that are expected to advance EarthGuard™ through technology maturation, prototyping, flight design engineering, assembly, integration, testing and early space flight demonstrations.

•        We are currently under contract with The Breakthrough Foundation for a feasibility study of the mission formulation, implementation, and payload design for a dedicated lunar lander performing radio frequency observations on the far side of the Moon. Mission development is expected to start in 2025 and launch in mid-2028.

Science & technology missions

•        Our support of science and technology missions is currently well established with our hardware and service lines; we intend to expand these offerings into larger integrated solutions in terms of payload and mission design. Our initial entry into this part of the market started in 2023 with the NASA Mars Sample Return program, with additional opportunities anticipated by the end of 2025 for both NASA and commercial customers.

Space domain awareness

•        We have identified space domain awareness applications and opportunities involving RF and optical surveillance in the Earth-Moon domains. Discussions with Defense customers is ongoing, followed by RF payload design for missions of opportunity potentially starting in 2025.

The image below summarizes the company growth path including our current and future products, services and solutions.

Our Competitive Advantages

We believe that we have few direct competitors of similar size and capabilities that provide the breadth of products, solutions and expertise that we offer our customers. Given the market fragmentation, we face competition from different competitors across individual products and applications. Competition within our product offerings range from divisions of large corporations who are challenged by cost control and inflexibility, to small, privately held companies with singular capabilities that lack the infrastructure and capacity to scale. System-level, mission focused engineering combined with deep expertise in the production of space qualified hardware is what we believe will enable Heliospace to effectively scale from current offerings to comprehensive solutions for existing and new customers.

Our competitive advantages include the following:

•        Our experienced, award-winning leadership team is recognized in the field of space science, hardware and system development, with deep expertise in the implementation of space missions in government and commercial settings. The Heliospace company leadership has ensured that technical excellence and customer responsiveness is embedded throughout the organization to achieve mission success, as embodied by our best subcontractor of the year award from NASA JPL, NASA Agency Honor awards for work on the James Webb Space Telescope and repeat customers from NASA (2019-present).

•        We have established a successful capability in developing flight qualified instruments and space mechanisms, a challenging and specialized field for which there are few competitors. The Heliospace leadership team has overseen successful development of over 125 instruments and mechanisms on over 40 space flight missions throughout their careers, both at Heliospace and at the various other institutions at which members of our leadership team served, giving our products and methods extensive real-world testing and proven design heritage.

•        Heliospace is becoming a leader in the development of payloads and systems for lunar exploration, having delivered hardware for three lunar landers, providing system engineering support to the Blue Origin lunar landers, with two additional lunar spacecraft and lander hardware projects in progress. The Company’s founding team has deep expertise in lunar exploration and applications gained throughout their careers, which we believe competitively positions us to leverage new commercial transportation options to the Moon in order to further develop new initiatives in lunar science, exploration and domain awareness.

•        Leveraging our successful Small Business Innovation Research (SBIR) grants, government funding and our own resources, we have developed significant in-house processes and capabilities, including vertical integration of key technologies such as our unique SABER™ deployable booms, release mechanism development and unique assembly and testing capabilities that streamline our production while improving our cost effectiveness.

•        The Heliospace team possesses extensive system-level design expertise that transcends the niche offerings of market competitors, enabling us to provide comprehensive solutions that take into account the entire mission chain in the achievement of customer objectives. This system level awareness feeds into hardware and payload design to ensure mission success and enables our expansion into larger, more ambitious turnkey solutions as we gain new customers.

Company Growth Strategy

Our company growth strategy builds upon our successful hardware and services capabilities, which provides a source of recurring revenue, to expand into integrated payloads and complete solutions. Leveraging team experience, we aim to develop complete payloads and related systems built to fulfill customer objectives, guided by Heliospace specifications and systems engineering expertise. This progression naturally evolves to providing more turnkey solutions, including complete end-to-end space missions where we believe both higher revenue and margins are possible.

The continued growth of hardware and services is envisioned to leverage our existing connections to government agencies, with an increasing emphasis on catering to the needs of commercial entities. Firefly Aerospace and Honeybee Robotics are two examples of commercial customers for which we are providing hardware and services, and we anticipate reaching more through typical sales channels.

To date, our primary sales and marketing efforts have been undertaken by our executive officers and directors on our board of directors, utilizing their network and relationships within the aerospace industry. The Company intends to develop a more robust sales and marketing process, including hiring of sales personnel and deployment of a more comprehensive sales and marketing effort in terms of direct outreach to potential customers and partners within the industry.

Our pursuit of payloads and systems for commercial and government customers is underway using both NASA and Department of Defense (DoD) funding mechanisms for the development of dual commercial/government use cases through Small Business Innovation Research programs. DoD programs are a particular focus due to the speed of acquisition and the potential to match investor and government funds to co-develop emerging technologies of interest. Heliospace has been awarded a Phase I SBIR by DoD for a novel orbital radar solution and is pursuing follow-on Phase II opportunities. Heliospace was awarded two additional 2024 Phase I SBIR’s for enabling component technologies, with potential Phase II follow-on opportunities in 2025. Additional applications of advanced payloads we are targeting include Space Domain Awareness, with an emphasis on the domain between the Earth and the Moon where we see room for significant growth through potential DoD funding, key partnerships combined with matching investor funds for related commercial opportunities.

In addition to government matching opportunities are standalone commercial and private entities desiring payload and mission systems solutions, for which Heliospace currently has one customer (EarthGuardTM) and a seed project funded by a second customer to study the development of a private lunar mission.

Success in one or more of these programs will continue our evolution to a comprehensive solutions provider for remote sensing, domain awareness and other customer-driven applications as our company expertise and capabilities increase.

Our Challenges

Notwithstanding the foregoing, we operate in a very competitive and rapidly changing environment. While we believe our competitive strengths will contribute to the growth and success of our company, our business is subject to challenges and uncertainties that may prevent us from achieving our business objectives or otherwise adversely affect our business, results of operations or financial condition. See “Risk Factors” for a discussion of the risks associated with these challenges, which you should consider carefully before making an investment decision.

Among the challenges we face in implementing our growth strategy is the need to be agile in answering the needs of emerging new applications and customers, including through successful innovation and continued refinement both of current and newly developed technologies, products, and services. Developing future innovations and satisfying or responding to changing customer demands and industry cycles safely and in a timely and cost-effective manner will require significant capital, and require us to overcome technological hurdles and navigate highly regulated environments. These will be ongoing challenges for our business.

In addition, our growth strategy, as described above, depends significantly on our ability to secure additional U.S. government contracts and funding. The changing political landscape, including changes in Executive and Congressional leadership and priorities, the increasing U.S. budget deficit and national debt, and disruptions in the U.S. government budget process, impacts our inability to secure additional U.S. government contracts and represents a continuing challenge to our ability to implement our growth strategy.

Investment Highlights

•        We have successfully scaled as a space hardware and services company providing solutions to government, commercial and non-profit customers. This includes hardware and services for over three active space missions and hardware deliveries for over four additional missions expected to launch in late 2024 through 2026.

•        We expect to expand our capabilities to more advanced hardware and services, and payload and mission system solutions by mid-2026. This expansion has already begun.

•        The global space marketplace is projected to grow from $350 billion today to over $1 trillion by 2040 (Morgan Stanley, Citi forecast, 2021-2022).

•        Our leadership team has overseen successful development of over 125 instruments and mechanisms on over 40 space flight missions throughout their careers, giving our products and methods extensive real-world testing and proven design heritage. The leadership team’s systems engineering and architecture experience on noteworthy NASA space missions such as Hubble, James Webb Space Telescope, and the International Space Station provides comprehensive optimized solutions that ensure customer objectives are achieved in the context of the overall mission, including spacecraft, launch vehicle, payload and destination.

Recent Developments

As we continue to build out our capabilities in advanced space system development, on February 20, 2025, the company announced the hiring of four new members for its Space Systems Engineering Team:

Mike Menzel — Mike Menzel has 43 years of experience in the aerospace industry, working 23 years for commercial and defense missions and 20 years for NASA. Mike was the NASA Mission Systems Engineer for the James Webb Space Telescope and the Habitable World Observatory. He has received numerous industry awards, including the Robert H. Goddard Exceptional Achievement Award for Engineering in 2009, the NASA Systems Engineering Excellence Award

in 2010, the Mission Engineering and Systems Analysis Division Engineering Excellence Award in 2013, the NASA Outstanding Leadership Medal in 2013 and 2023, the 2020 Robert H. Goddard Merit Award in 2020, the NASA Distinguished Service Medal in 2022, the NASA Systems Engineering Excellence Award in 2022, the Norman L. Baker Astronautics Engineer Award in 2023, AIAA Goddard Astronautics Award in 2023 and finally the IEEE Simon Ramo Medal for Systems Engineering in 2025.

Brian Childs — Brian Childs brings experience leading mechanical and structural design teams, as well as systems engineering and structural configuration experience of large optical systems. He was the Chief Mechanical Engineer for multiple Department of Defense Flight Demonstration Programs as well as the Chief Engineer for the Mars Sample Return mission;

James Cooper — James Cooper brings 33 years of experience as a mechanical engineer. He has worked on the management, design, fabrication, assembly, test, and flight operations of various space system structures and mechanisms, was the Lead Mechanical Engineer for the final Hubble Space Telescope servicing mission (SM4) and spent 12+ years as the NASA James Webb Space Telescope (JWST) Sunshield Manager; and,

Shaun Thomson — is a 35-year NASA veteran with experience in thermal engineering in space flight projects. He served as the Thermal Subsystem Lead Engineer for JWST and numerous other NASA Earth orbiting, planetary, and deep space missions.

Risk Factor Summary

Investing in our securities involves a high degree of risk. You should carefully consider all the risks described in the section titled “Risk Factors” before deciding to invest in our securities. If any of the risks actually occur, our business, results of operations, prospects and financial condition may be materially adversely affected. In such case, the trading price of our common stock may decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

•        Our business focuses exclusively on the space industry and therefore is not diversified.

•        Our limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter.

•        Our success depends heavily on our executive officers, senior management team and highly trained employees, and difficulty hiring similar employees, or ineffective succession planning, could adversely affect our business.

•        Competition could cause downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share.

•        Competition may be better capitalized, have more industry or management experience, or may be more innovative or agile than we are.

•        Our competitors may develop technologies and products that are more effective than those we develop or that render our technology and products obsolete or noncompetitive, or our products could become unmarketable if new industry standards emerge.

•        Our projections of future financial results are based on a number of assumptions by our management, some or all of which may prove to be incorrect, and actual results may differ materially and adversely from such projections.

•        The market for our products and services has not been accurately established and may not reach the potential that we expect, or it may develop more slowly than we expect.

•        We will incur significant expenses and capital expenditures in the future to execute our business plan and we may be unable to adequately control our expenses.

•        We may in the future invest significant resources in developing new products, services and technologies in pursuit of applications and revenue opportunities that may never materialize.

•        Our ability to grow our business depends on our ability to develop new products, and services, in order to satisfy changing customer demands, and respond to changing industry cycles in a timely and cost-effective manner;

•        Our business may be adversely affected by changes in budgetary priorities of the U.S. Government particularly given the uncertainty of change in Executive and Congressional leadership.

•        Technology failures or cyber security breaches or other unauthorized access to our information technology systems or sensitive or proprietary information could have an adverse effect on the Company’s business and operations.

•        Federal contracting is subject to significant regulation, including rules related to bidding, billing and accounting kickbacks and false claims, and any non-compliance could subject us to fines and penalties.

•        Our inability to secure additional U.S. government contracts and funding may adversely affect our business, financial condition and results of operations.

•        The U.S. government’s budget deficit and the national debt, as well as any inability of the U.S. government to complete its budget process for any government fiscal year and consequently having to shut down or operate on funding levels equivalent to its prior fiscal year pursuant to a “continuing resolution,” could have an adverse impact on our business, financial condition, results of operations and cash flows.

•        Prices for shares of our common stock are currently quoted on the OTC Marketplace and our common stock has historically experienced limited trading.

•        Our stock price may be volatile and purchasers of our common stock could incur substantial losses.

•        As the offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

•        We do not expect to pay dividends in the foreseeable future, and you must rely on price appreciation of your shares of common stock for return on your investment.

•        Warrants are speculative in nature.

•        The Warrants may not have any value and if an active, liquid trading market for the Warrants does not develop, you may not be able to sell your Warrants quickly or at or above the price you paid for them.

•        Since the Warrants are executory contracts, they may have no value in a bankruptcy or reorganization proceeding.

•        Provisions of the Warrants could discourage an acquisition of us by a third party.

•        We may amend the terms of the Warrants in a way that may be adverse to holders with the approval by the holders of a majority of the then outstanding Warrants.

•        Our principal shareholders will continue to have significant influence over the election of our board of directors and approval of any significant corporate actions, including any sale of the company.

•        The Company’s founders, directors and executive officers own or control a majority of the Company.

•        Our operating results may continue to be adversely affected as a result of unfavorable market, economic, social and political conditions.

•        Our management may use the proceeds of this offering in ways with which you may disagree or that may not be profitable.

•        The other factors discussed under “Risk Factors.”

Implications of Being an Emerging Growth Company and Smaller Reporting Company

The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to avail itself of this exemption from new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

For so long as we are an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to:

•        Being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus (notwithstanding this reduced requirement, have presented three years of audited consolidated financial statements in this prospectus);

•        Not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley Act”) in the assessment of our internal control over financial reporting;

•        Not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditors’ report providing additional information about the audit and the financial statements;

•        Reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•        Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may remain an “emerging growth company” until as late as the fiscal year-end following the fifth anniversary of the completion of our IPO, though we may cease to be an emerging growth company earlier under certain circumstances, including if (a) we have more than $1.235 billion in annual revenue in any fiscal year, (b) the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 or (c) we issue more than $1.0 billion of non-convertible debt over a three-year period.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We are also a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). To the extent that we continue to qualify as a smaller reporting company after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including: (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act; (ii) scaled executive compensation disclosures; and (iii) the requirement to provide only two years of audited financial statements, instead of three years.

Corporate Information

Helio Corporation was incorporated under the original name Stirling Bridge Group, Inc. on October 3, 2022, in Florida. In May 2023, the Company changed its name to Web3 Corporation. In January 2024, by way of a reverse acquisition, the Company acquired 100% of the stock of Heliospace Corporation and changed its name from Web3 Corporation to Helio Corporation. Our principal executive offices are located at 2448 Sixth Street, Berkeley, CA 94710.

Helio Corporation is a technology, engineering and research and development (R&D) holding company serving commercial, government and non-profit organizations. Our wholly owned subsidiary, Heliospace, is an aerospace company specializing in the design, engineering, assembly and test of space flight qualified hardware and provides systems engineering, modeling, analysis, integration and test services to customers in government, commercial, private and non-profit markets. With deep expertise in civil space missions combined with a growing business serving commercial companies and our founder’s extensive background in advanced payloads for defense, our primary company objective is to enable humanity’s pursuit of the scientific and commercial development of space.

THE OFFERING

Securities offered by us

3,333,334 Units, each Unit consisting of one share of our common stock and one Warrant to purchase one share of our common stock. The Units will not be certificated or issued in stand-alone form. The shares of our common stock and the Warrants underlying the Units are immediately separable upon issuance and will be issued separately in this offering.

Offering Price per Unit	We estimate that the offering price per Unit will be between $4.00 and $5.00. Unless otherwise noted, we have assumed an offering price of $4.50 per Unit in this prospectus.
Over-Allotment Option

We have granted the underwriters a 45-day option from the date of this prospectus, exercisable one or more times in whole or in part, to purchase up to an additional 500,000 shares of common stock and/or 500,000 Warrants (representing 15% of the total number of securities being offered by us in the offering), solely to cover over-allotments, if any. The assumed purchase price to be paid by the underwriters per additional share of common stock will be the public offering price per unit, less $0.01, and less the underwriting discount. The purchase price to be paid by the underwriters per additional Warrant will be $0.01 per Warrant, less the underwriting discount.

Shares of common stock outstanding prior to the Offering	11,263,633 shares of common stock.
Common stock to be outstanding after this offering(1)	14,596,967 shares, 15,096,967 assuming the underwriters fully exercise their over-allotment option to purchase additional shares and no exercise of the Warrants included in the Units.
Description of Warrants

Each Warrant included in the Units is exercisable for one share of common stock at an assumed exercise price of $5.625 per share (125% of the $4.50 assumed public offering price of one Unit, which is the midpoint of the price range set forth on the cover page of this prospectus) subject to adjustment in the event of stock dividends, stock splits, stock combinations, reclassifications, reorganizations or similar events affecting our common stock as described herein. A holder may not exercise any portion of a Warrant to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would beneficially own more than 4.99% of our outstanding common stock after exercise, as such percentage ownership is determined in accordance with the terms of the Warrants, except that upon notice from the holder to us, the holder may waive such limitation up to a percentage, not in excess of 9.99%. Each Warrant will be exercisable immediately upon issuance and will expire five (5) years after the initial issuance date. The terms of the Warrants will be governed by a Warrant Agent Agreement, dated as of the effective date of this offering, between us and ClearTrust LLC, as the warrant agent (the “Warrant Agent”). This prospectus also relates to the offering of the shares of common stock issuable upon exercise of the Warrants. For more information regarding the Warrants, you should carefully read the section titled “Description of Securities — Warrants” on page ___ of this prospectus.

Market for the Common Stock and Warrants

Our stock is currently quoted on the OTC Pink market under the symbol “HLEO.” We have applied to list our common stock and the Warrants on the NYSE American under the symbols “HLEO” and “HLEOW,” respectively, upon our satisfaction of the exchange’s initial listing criteria. No assurance can be given that our listing application will be approved. If our listing application is not approved, we will not consummate this offering.

Use of Proceeds

We estimate that the net proceeds to us from this offering will be approximately $13.1 million, or approximately $15.2 million if the underwriters exercise their over-allotment option in full, based on an assumed public offering price $4.50 per Unit, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds of this offering to pay off certain promissory notes and the remainder for research and development, enhanced sales, marketing and business development activities, upgraded facilities and infrastructure, manufacturing improvements, general administrative and corporate purposes including enhancement to financial and contracts management capabilities and infrastructure and working capital. See “Use of Proceeds” on page 31.

Risk Factors	You should carefully consider the risks above, as well as other risks described under “Risk Factors” in this prospectus before making an investment decision in our securities.

____________

(1)      The number of shares of common stock that will be outstanding after this offering is based on 11,263,633 shares outstanding as of March 5, 2025, and excludes:

•        1,422,307 shares issuable upon the exercise of options to employees under our incentive option plans outstanding as of such date, at a weighted average exercise price of $0.09 of which 1,153,512 were vested as of such date;

•        3,333,334 shares of common stock issuable upon the exercise of the Warrants included in the Units in this offering; and

•        up to 5% of the aggregate number of shares of common stock sold in the offering issuable upon the exercise of the Representative Warrants.

Unless otherwise indicated, all information in this prospectus (other than in the audited financial statements included elsewhere in this prospectus) assumes or gives effect to:

•        No exercise of any options, as described above;

•        No exercise of the Warrants included in the Units;

•        No exercise by the underwriter of its 45-day option to purchase additional  securities from us to cover over-allotments, if any;

•        No exercise of the Representative Warrants to be issued upon consummation of this offering;

•        An assumed offering price of $4.50, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•        An assumed exercise price of the Warrants of $5.624, which is 125% of the midpoint of the assumed price per Unit.

See “Capitalization” and “Description of Share Capital” for additional information.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our historical financial data. We have derived the following statements of operations and balance sheet data as of and for the years ended October 31, 2024, 2023, and 2022 from our audited consolidated financial statements included elsewhere in this prospectus. Such historical results are not necessarily indicative of the results that may be expected in the future. The following summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

Helio Corporation and Subsidiaries
Summary of Select Financial Data

Statement of Operations

	For the year Ended October 31,
	2024	2023	2022
Revenues	$6,891,223	$9,209,329	$8,363,600
Cost of revenue	4,153,190	5,686,451	5,888,945
General and administrative expenses	3,273,332	2,374,012	1,970,150
Facilities expenses	736,062	917,348	436,877
Professional fees	359,077	78,007	36,026
Depreciation	22,663	19,506	18,262
Right of use amortization	92,054	73,124	49,623
Operating (loss) income	(1,745,155)	60,881	(36,283)
Other (expense) income	(117,528)	(35,153)	(9,747)
income taxes expense	—	—	—
Net (loss) income	$(1,862,683	$25,728	$(46,030)
Loss per share basic and diluted	$(0.76)	$0.01	$(0.02)
Weighted average number of shares outstanding used in computing basic loss per share	2,466,241	2,218,700	2,218,700

Balance Sheet Data

	As of October 31, 2024	As adjusted(1) October 31, 2024
Cash and cash equivalents	$551,552	$12,526,555
Total current assets	$2,284,972	$14,259,575
Total non-current assets	$1,123,421	$1,123,421
Total current liabilities	$2,068,968	$1,818,968
Total non-current liabilities	$1,941,600	$791,600
Retained earnings	$(942,036)	$(942,036)
Total shareholders’ equity (deficit)	$(602,175)	$12,772,828

____________

(1)      The as adjusted column above gives effect to (i) the issuance and sale of shares of our Units offered by us in this offering at an assumed initial public offering price of $4.50 per Unit, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us and assuming no exercise by the underwriters of their over-allotment option to purchase additional securities from us to cover over-allotments, if any; (ii) no exercise of the Warrants; and (iii) the application of the net proceeds to us therefrom as described under “Use of Proceeds.”

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider each of the following risks, together with all other information set forth in this Prospectus, including, but not limited to, the consolidated financial statements and the related notes, before making a decision to buy our securities. If any of the following risks actually occur, our business could be harmed. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. The occurrence of any of these known or unknown risks might cause you to lose all or part of your investment in the offered securities.

Risks Relating to the Our Business, Industry and Strategy

Our limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter.

Our limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter. We have not demonstrated a sustained ability to generate predictable revenue from our products and services. Consequently, any assessment you make about our current business or future success or viability may not be as accurate as it could be if we had a longer operating history. Further, our limited financial track record is of limited reference value for your assessment of our business and future prospects.

Risks and challenges we have faced or expect to face include our ability to:

•        forecast our revenue and budget for and manage our expenses;

•        attract new customers and retain existing customers;

•        effectively manage our growth and business operations, including planning for and managing capital expenditures for our current and future space and space-related systems and services, managing our supply chain and supplier relationships related to our current and future product and service offerings, and integrating acquisitions;

•        comply with existing and new or modified laws and regulations applicable to our business;

•        anticipate and respond to macroeconomic changes and changes in the markets in which we operate;

•        maintain and enhance the value of our reputation and brand;

•        develop and protect our intellectual property; and

•        hire, integrate and retain talented people at all levels of our company.

We incurred a decline in revenue and a higher-than-expected net loss in the fiscal year ended October 31, 2024 and may continue to incur losses in future periods until we are able to scale our business and establish contracts with a sufficient number of customers, which could make it difficult to forecast our future results. Although we have several customer contracts, we have limited insight into trends that may emerge and affect our business, including our ability to attract and retain customers, the amount of revenue we will generate from our customers and the competition we will face.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition and results of operations could be adversely affected. In addition, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more developed market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.

Our business focuses exclusively on the space industry and therefore is not diversified.

During a prolonged period of significant market disruption in the space industry, such as the adverse impact the COVID-19 pandemic had and other macroeconomic factors such as when recessions occur, our business may be disproportionately impacted compared to companies that are more diversified in the industries they serve. A more diversified company with significant sales and earnings derived from outside the space industry may be able to recover more quickly from significant market disruptions.

We rely heavily on certain customers for a significant portion of our sales and receivables.

Our customers are concentrated in the space industry. In the fiscal year ended October 31, 2024, close to 75% of our revenue was obtained from government sources, with one indirect government customer (to whom we are a subcontractor) accounting for approximately 27%. As of October 31, 2024, four customers accounted for approximately 90% of our outstanding receivables. A single customer accounted for 27% of our outstanding receivables at year-end October 31, 2024 and another customer accounted for 34% of our outstanding receivables at year-end October 31, 2023. A material reduction in purchasing or the failure to pay us amounts due to us by one of our larger customers for any reason, including, but not limited to, general economic or aerospace market downturn, decreased production, strike, or resourcing, or a pandemic, such as COVID-19, could have a material adverse effect on results of operations, financial position and cash flows.

We depend on our executive officers, senior management team and highly trained employees, and difficulty hiring similar employees, or ineffective succession planning, could adversely affect our business.

We depend on an educated and trained workforce. Historically, substantial competition for skilled personnel in the aerospace has existed, and we could be adversely affected by a shortage of skilled employees. We may not be able to fill new positions or vacancies created by expansion or turnover or attract and retain qualified personnel. We may not be able to continue to hire, train and retain qualified employees at current wage rates since we operate in a competitive labor market and currently significant inflationary and other pressures on wages exist.

Our future ability to execute our business plan depends upon the continued service of our President, CTO and Chief Engineer. If we lost the services of one or more of our key personnel, or if one or more of our executive officers or employees joined a competitor or otherwise competed with us, our business may be adversely affected. We cannot assure that we will be able to retain or replace our key personnel.

In addition, our success depends in part on our ability to attract and motivate our senior management and key employees. Achieving this objective may be difficult due to a variety of factors, including fluctuations in economic and industry conditions, competitors’ hiring practices and the effectiveness of our compensation programs. Competition for qualified personnel can be intense. If we are unable to effectively provide for the succession of key personnel, senior management and our executive officers, our business, results of operations, cash flows and financial condition may be adversely affected.

If we are unable to adapt to technological change, demand for our products may be reduced.

The market for our products and services is characterized by rapid change and technological developments. Failure to respond in a timely and cost-effective way to these technological developments would result in serious harm to our business and operating results. The technologies related to our products have undergone and, in the future, may undergo, significant changes. As a result, our continued growth, and the success of our business strategy will depend, in part, on our ability to be both innovative and agile in designing, developing, manufacturing, assembling, testing, marketing and supporting new products and enhancements and we may not be able to do so successfully, if at all, or on a timely, cost effective, or repeatable basis. If we cannot in a timely and cost-effective manner satisfy changing customer needs and respond to changing industry cycles, it may adversely affect our business, financial condition and results of operations. Our competitors may develop technologies and products that are more effective than those we develop or that render our technology and products obsolete or noncompetitive. Furthermore, our products could become unmarketable if new industry standards emerge. We may need to modify our products significantly in the future to remain competitive and new products we introduce may not be accepted by our customers.

We believe that, in order to remain competitive in the future, we will need to continue to invest significant financial resources to develop new products, services and solutions, including through internal research and development, acquisitions and joint ventures or other teaming arrangements. These expenditures could divert our attention and resources from other projects, and we cannot be sure that these expenditures will ultimately lead to the timely development of new products, services and solutions or identification of and expansion into new markets. Due to the design complexity of our products, we may, in the future, experience delays in completing the development and introduction of new products. Any delays could result in increased costs of development or deflect resources from other projects. In addition, there can be no assurance that the market for our products will develop or continue to expand or that we will be successful in newly identified markets as we currently anticipate. If we are unable to achieve sustained growth, we may be unable to execute our business strategy, expand our business or fund other liquidity needs and our business prospects, financial condition and results of operations could be materially and adversely affected. Furthermore, we cannot be sure that our competitors will not develop competing technologies that gain market acceptance in advance of our products.

Our business may be adversely affected by changes in budgetary priorities of the U.S. Government particularly given the uncertainty as a result of change in Executive and Congressional leadership.

Because a significant percentage of our revenue is derived either directly or indirectly from contracts with the U.S. Government, changes in federal government budgetary priorities could directly affect our financial performance. A significant decline in government expenditures, a shift of expenditures away from programs that we support or a change in federal government contracting policies could cause federal government agencies to reduce their purchases under contracts, to exercise their right to terminate contracts at any time without penalty or not to exercise options to renew contracts, any of which could result in decreased sales of our products. Given the recent change in the U.S. Executive Branch administration and Congressional leadership, our company does not have a clear view of the go forward Executive and Congressional priorities related to the space industry.

Competition from existing or new companies could cause us to experience downward pressure on prices, fewer customer orders, reduced margins, the inability to take advantage of new business opportunities, and the loss of market share.

Competition within our product offerings, across individual products and applications, ranges from divisions of large corporations that may be better capitalized and have more industry or management experience, to small, privately held companies that may be more innovative or agile than we are. Any of these factors could negatively impact our ability to take advantage of new business opportunities and expand into new commercial markets or cause us to lose market share.

The market for our products and services has not been fully established, is still emerging and may not reach the potential we expect or may grow more slowly than expected.

The market for our products and services has not been fully established as the commercialization of space is a relatively new development and is rapidly evolving. Our estimates for the total addressable markets for our products and services are based on a number of factors, including third party estimates or variables that are out of our control including assumed prices at which we can offer our products and services, our ability to leverage our current manufacturing and operational processes, and general market conditions. While we believe our assumptions and the data underlying our estimates of the total addressable markets for our products and services are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable markets, as well as the expected growth rate for the total addressable market for those products and services, may prove to be incorrect, which could have a material adverse effect on our business, financial condition and results of operations. In addition, if our revenue-generating projects are terminated or delayed and we are unable to replace them with new projects on similar terms, or at all, or if revenue grows slower than we anticipate, we may not be able to achieve profitability and our business, financial condition and results of operations may be materially and adversely affected.

We may in the future invest significant resources in developing new products, services and technologies in pursuit of new applications and revenue opportunities that may never materialize.

While our primary focus for the foreseeable future will be on our current products and services, we may invest significant resources in developing new technologies, services, products and offerings. However, we may not realize the expected benefits of these investments, and these anticipated technologies, services, products and offerings, are unproven and may never materialize or be commercialized in a way that would allow us to generate additional revenue streams. Even if such technologies, services, products and offerings become viable in the future, we may be subject to competition from competitors that may have substantially greater monetary and knowledge resources than we have. Such competition or any limitations on our ability to take advantage of such technologies, services, products and offerings could impact our market share, which could have a material adverse effect on our business, financial condition and results of operations.

The U.S. government’s budget deficit and the national debt, as well as any inability of the U.S. government to complete its budget process for any governmental fiscal year and consequently having to shut down or operate on funding levels equivalent to its prior fiscal year pursuant to a “continuing resolution,” could have an adverse impact on our business, financial condition, results of operations and cash flows.

Considerable uncertainty exists regarding how future budget and program decisions will unfold, including the spending priorities of the U.S. government, what challenges budget reductions will present and whether annual appropriations bills for all agencies will be enacted for the U.S. government this fiscal year and thereafter due to many factors, including but not limited to, changes in the political environment, including before or after a change to the leadership within the government administration, and any resulting uncertainty or changes in policy or priorities and resultant funding. The U.S. government’s budget deficit and the national debt could have an adverse impact on our business, financial condition, results of operations and cash flows in a number of ways, including reducing or delaying its spending on, reprioritizing its spending away from, or declining to provide funding for the government programs in which we participate. As a result, we may experience declines in revenue, profitability and cash flows as a result of reduced or delayed orders or payments or other factors caused by economic difficulties of our customers and prospective customers, including the U.S. federal government. Budget and program decisions made in this environment would have long-term implications for the Company and the entire space industry.

We depend significantly on U.S. government contracts, which often are only partially funded, and heavily regulated and audited. The termination or failure to fund, or negative audit findings for, one or more of these contracts could have an adverse impact on our business, financial condition, results of operations and cash flows.

Although multi-year contracts may be authorized and appropriated in connection with major procurements, the U.S. Congress generally appropriates funds on a government fiscal year basis. Consequently, programs often initially receive only partial funding, and additional funds are obligated only as the U.S. Congress authorizes further appropriations. We cannot predict the extent to which total funding and/or funding for individual programs will be included, increased or reduced as part of the annual appropriations process ultimately approved by U.S. Congress and the President of the United States or in separate supplemental appropriations or continuing resolutions, as applicable. Funding cutbacks or delays for U.S government programs generally could adversely affect demand in our industry as a whole, including from private sector customers that depend on or are exposed to government contracts. The termination of or delay in funding for a U.S. government program in which we participate would result in a loss of anticipated future revenue attributable to that program, which could have an adverse impact on our operations. In addition, the termination of a program or the delay in or failure to commit additional funds to a program that already has been started could result in lost revenue, increase our overall costs of doing business and adversely affect our business prospects.

In addition, U.S. government contracts are subject to oversight audits by U.S. government representatives. Such audits could result in adjustments to our contract costs. Any costs found to be improperly allocated to a specific contract will not be reimbursed, and such costs already reimbursed must be refunded. We do not know the outcome of any future audits and adjustments, and we may be required to materially reduce our revenue or profits upon completion and final negotiation of audits. Negative audit findings could also result in termination of a contract, forfeiture of profits, suspension of payments, fines or suspension or debarment from U.S. government contracting or subcontracting for a period of time.

Our operations depend in part on our manufacturing facilities, which are subject to physical and other risks that could disrupt production.

Our operations and those of our customers and suppliers have been and may again be subject to natural disasters, climate change-related events, pandemics or other business disruptions, which could seriously harm our results of operation and increase our costs and expenses. Some of our manufacturing facilities are located in regions that may experience earthquakes or be impacted by severe weather events, such as increased storm frequency or severity in the Atlantic and fires in hotter and drier climates. These could result in potential damage to our physical assets as well as disruptions in manufacturing activities. Some of our manufacturing facilities are located in areas that may be at risk due to rising sea levels. Moreover, some of our manufacturing facilities are located in areas that could experience decreased access to water due to climate issues, including, but not limited to, our facilities in California.

We are also vulnerable to damage from other types of disasters, including power loss, fire, explosions, floods, communications failures, terrorist attacks and similar events. Disruptions could also occur due to health-related outbreaks and crises, cyber-attacks, computer or equipment malfunction (accidental or intentional), operator error or process failures. Should insurance or other risk transfer mechanisms, such as our existing disaster recovery and business continuity plans, be insufficient to recover all costs, we could experience a material adverse effect on our business, results of operations, financial position and cash flows.

Technology failures or cyber security breaches or other unauthorized access to our information technology systems or sensitive or proprietary information could have an adverse effect on the Company’s business and operations.

We rely on information technology systems to process, transmit, store and protect electronic information. For example, a significant portion of the communications between our personnel, customers, suppliers and vendors depends on information technology and we rely on access to such information systems for our operations. Additionally, we rely on third-party service vendors to execute certain business processes and maintain certain information technology systems and infrastructure. The security measures in place may not prevent disruptions, failures, computer viruses or other malicious codes, malware or ransomware incidents, unauthorized access attempts, theft of intellectual property, trade secrets, or other corporate assets, denial of service attacks, phishing, hacking by common hackers, criminal groups or nation-state organizations or social activist (“hacktivist”) organizations and other cyber-attacks or other privacy or security breaches in the information technology, phone systems or other systems (whether due to third-party action, bugs or vulnerabilities, physical break-ins, employee error, malfeasance or otherwise) of the Company, our customers or third parties, which could adversely affect our communications and business operations. Further, events such as natural disasters, fires, power outages, systems failures, telecommunications failures, employee error or malfeasance or other catastrophic events could similarly cause interruptions, disruptions or shutdowns, or exacerbate the risk of the failures described above. These risks may be increased as more employees work from home. We may not have the resources or technical sophistication to anticipate, prevent or detect rapidly evolving types of cyber-attacks and other security risks. Attacks may be targeted at us, our customers, suppliers or vendors, or others who have entrusted us with information. To date, the Company has not experienced any material impact to the business or operations resulting from information or cybersecurity attacks. However, because of the frequently changing attack techniques, along with the increased volume, persistence and sophistication of the attacks, the Company may be adversely impacted in the future. Because such techniques change frequently or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement sufficient control measures to defend against these techniques. Once a security incident is identified, we may be unable to remediate or otherwise respond to such an incident in a timely manner. While the Company has policies and procedures in place, including system monitoring and data back-up processes to prevent or mitigate the effects of these potential disruptions or breaches, security breaches and other disruptions to information technology systems could interfere with our operations. Any failure to maintain, or disruption to, our information technology systems, whether as a result of cybersecurity attacks or otherwise, could damage our reputation, subject the Company to legal claims and proceedings or remedial actions, create risks of violations of data privacy laws and regulations and cause us to incur substantial additional costs. Existing or emerging threats may have an adverse impact on our systems or communications networks and, further, technological enhancements to prevent business interruptions could require increased spending. Furthermore, security breaches pose a risk to confidential data and intellectual property, which could result in damage to our competitiveness and reputation. The costs, potential monetary damages and operational consequences of responding to cyber incidents and implementing remediation measures may not be covered by any insurance that we may carry from time to time. We cannot predict the degree of any impact that increased monitoring, assessing, or reporting of cybersecurity matters would have on operations, financial conditions and results.

From time to time, we may implement new technology systems or replace and/or upgrade our current information technology systems. These upgrades or replacements may not improve our productivity to the levels anticipated and may subject us to inherent costs and risks associated with implementing, replacing and updating these systems, including potential disruption of our internal control structure, substantial capital expenditures, demands on management time and other risks of delays or difficulties in transitioning to new systems or of integrating new systems into other existing systems.

We rely on direct electronic interfaces with some of our key customers, suppliers and vendors. Cyber security breaches or technology failures at our customers could result in changes to timing and volume of orders. Additionally cyber security breaches or technology failures at our suppliers or vendors could impact the timing or availability of key materials that could negatively impact our ability to deliver products to our customers.

We could incur substantial costs as a result of data protection concerns.

The interpretation and application of data protection laws in the U.S. and Europe, including, but not limited to, the General Data Protection Regulation (the “GDPR”) and the California Consumer Privacy Act (the “CCPA”) and elsewhere are uncertain and evolving. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. Complying with these various laws is difficult and could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. Further, although we have implemented internal controls and procedures designed to ensure compliance with the GDPR, CCPA and other privacy-related laws, rules and regulations (collectively, the “Data Protection Laws”), our controls and procedures may not enable us to be fully compliant with all Data Protection Laws.

Federal contracting is subject to significant regulation, including rules related to bidding, billing and accounting and any non-compliance could subject us to fines and penalties.

Like all government contractors, we are subject to risks associated with this contracting. These risks include the potential for substantial civil and criminal fines and penalties. These fines and penalties could be imposed for failing to follow procurement integrity and bidding rules, employing improper billing practices or otherwise failing to follow cost accounting standards, receiving or paying kickbacks or filing false claims. We have been, and expect to continue to be, subjected to audits and investigations by government agencies. The failure to comply with the terms of our government contracts could harm our business reputation, which could significantly reduce our sales and earnings. It could also result in our suspension or debarment from future government contracts, which would adversely affect our business, financial condition, results of operations and cash flows. Moreover, U.S. Government purchasing regulations contain a number of operational requirements that apply to entities engaged in government contracting. Failure to comply with such government contracting requirements could result in civil and criminal penalties that could have a material adverse effect on the Company’s results of operations.

Risks Related to Our Common Stock and this Offering

Our common stock is currently listed on the OTC Marketplace and has experienced limited trading.

Shares available to trade on the OTC Marketplace have been extremely limited as approximately 98% of the Company outstanding stock is restricted from trading under SEC rules. As such, we cannot predict the extent to which investor interest in us will lead to the development of a more robust trading market on the NYSE American. The offering price per share of common stock will be determined by agreement among us and the representatives of the underwriters and may not be indicative of the price at which shares of our common stock will trade on the NYSE American after this offering. The market price of our common stock may decline below the initial offering price and you may not be able to sell your shares of our common stock at or above the price you paid in this offering.

Our stock price may be volatile and purchasers of our common stock could incur substantial losses.

The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, many of which are beyond our control, including:

•        actual or anticipated changes or fluctuations in our results of operations;

•        the guidance we may provide to analysts and investors from time to time and any changes in, or our failure to perform in line with, such guidance;

•        announcements by us or our competitors of new offerings or new or terminated contracts, commercial relationships or capital commitments;

•        industry or financial analyst or investor reaction to our press releases, other public announcements and filings with the SEC;

•        rumors and market speculation involving us or other companies in our industry;

•        future sales or expected future sales of our shares of our common stock;

•        investor perceptions of us and the industries in which we operate;

•        price and volume fluctuations in the overall stock market from time to time;

•        changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•        failure of industry or financial analysts to maintain coverage of us, the issuance of new or updated reports or recommendations by any analysts who follow our company, or our failure to meet the expectations of investors;

•        actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•        litigation involving us, other companies in our industry or both, or investigations by regulators into our operations or those of our competitors;

•        developments or disputes concerning our intellectual property or proprietary rights or our solutions, or third-party intellectual or proprietary rights;

•        announced or completed acquisitions of businesses or technologies, or other strategic transactions by us or our competitors;

•        actual or perceived breaches of, or failures relating to, privacy, data protection or data security;

•        new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•        actual or anticipated changes in our management or our board of directors;

•        general economic conditions and slow or negative growth of our target markets; and

•        other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

The stock market in general has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to operating performance of individual companies, particularly following a public offering of a company with a small public float. There is the potential for rapid and substantial price volatility of our common stock following this offering. These broad market factors may seriously harm the market price of our common stock, regardless of our actual or expected operating performance and financial condition or prospects, which may make it difficult for investors to assess the rapidly changing value of our common stock.

As the offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase common stock in this offering, you will pay more for your shares of common stock than the amount paid by our existing stockholders for their shares on a per share basis. As a result, you will experience immediate and substantial dilution in net tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of the offering to be $3.61 per share to new investors purchasing our shares of common stock in this offering, based on an assumed initial offering price $4.50, which is the midpoint of the price range set forth on the cover page of this prospectus. In addition, you will experience further dilution to the extent that our shares are issued upon the exercise of any warrants, including the Representative Warrants or exercise of stock options under any stock incentive plans. See “Dilution” for a more complete description of how the value of your investment in our shares will be diluted upon completion of this offering.

Your percentage ownership in our Company may be diluted by future issuances of our common stock, which could reduce your influence over matters on which stockholders vote.

After this offering, we will have approximately 14,596,967 shares of common stock authorized but unissued. Our certificate of incorporation authorizes us to issue these shares of common stock, other equity or equity-linked securities, options and other equity awards relating to our common stock for the consideration and on the terms and conditions established by our Board in its sole discretion, whether in connection with acquisitions or otherwise. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock, if any.

In the future, we may also issue our common stock in connection with investments or acquisitions. The number of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.

Future sales of our common stock or securities convertible into or exchangeable or exercisable for shares of common stock, or the perception of such future sales, by us or our existing stockholders, in the public market following the completion of this offering could cause the market price for our common stock to decline.

Future sales in the public market of shares of our common stock or securities convertible into or exchangeable or exercisable for shares of common stock, shares held by our founders and other existing stockholders or shares issued upon exercise of our outstanding stock options or warrants, including the Representative Warrants, or the perception by the market that these sales could occur, could lower the market price of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon completion of this offering, we will have a total of 14,596,967 shares of our common stock outstanding (or 15,096,967 shares if the underwriters exercise their option to purchase additional shares). Of the outstanding shares, the 3,333,334 shares sold in this offering (or 3,833,334 shares if the underwriters exercise their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except that any securities held by our affiliates, as that term is defined under Rule 144 of the Securities Act (“Rule 144”), including our directors, executive officers and other affiliates, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

Of the remaining outstanding 11,263,633 shares of common stock held by our existing shareholders after this offering, approximately 11,044,733 shares of common stock will be deemed restricted securities under the meaning of Rule 144 and may, subject to certain exceptions, be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions pursuant to Rule 144 under the Securities Act. In addition, we, our executive officers, directors and other existing shareholders that own substantially all of the shares of our common stock have agreed to sign lock-up agreements with the underwriters that, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 12 months for officers and directors and 180 days for other shareholders following the date of this prospectus. The representative of the underwriters, in its sole discretion and at any time without notice, may release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting” for a description of these lock-up agreements.

We do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of your shares of common stock for return on your investment.

We have paid no cash dividends on any class of our stock to date and we do not anticipate paying cash dividends in the near term. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business and we do not anticipate paying any cash dividends on our common stock. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our shares. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

Risks Related to the Warrants

Warrants are speculative in nature.

The Warrants included in the Units we are offering do not confer any rights of common stock ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire shares of our common stock at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the Warrants may exercise their right to acquire the common stock and pay an assumed exercise price of $5.625 per share (125% of the $4.50 assumed public offering price per Unit, which is the midpoint of the price range set forth on the cover page of this prospectus), from time to time, until the fifth (5th) anniversary from the date of issuance, after which date any unexercised Warrants will expire and have no further value. In addition, there is no established trading market for the Warrants and, although we have applied to list the Warrants on NYSE American, there can be no assurance that an active trading market will develop.

The Warrants may not have any value and if an active, liquid trading market for the Warrants does not develop, you may not be able to sell your Warrants quickly or at or above the price you paid for them.

Prior to this offering, there has been no public market for any of our Warrants. We have applied to list the Warrants on the NYSE American. However, there can be no assurance that such listing will be approved. An active trading market may not develop for the Warrants to be sold in this offering or, if developed, may not be sustained, and the market for the Warrants may be highly volatile or may decline regardless of our operating performance. The lack of an active market may impair your ability to sell your Warrants at the time you wish to sell them or at a price that you consider reasonable. In the event that our common stock price does not exceed the exercise price of the Warrants during the period when the Warrants are exercisable, the Warrants may not have any value.

Since the Warrants are executory contracts, they may have no value in a bankruptcy or reorganization proceeding.

In the event a bankruptcy or reorganization proceeding is commenced by or against us, a bankruptcy court may hold that any unexercised Warrants are executory contracts that are subject to rejection by us with the approval of the bankruptcy court. As a result, holders of the Warrants may, even if we have sufficient funds, not be entitled to receive any consideration for their Warrants or may receive an amount less than they would be entitled to if they had exercised their Warrants prior to the commencement of any such bankruptcy or reorganization proceeding.

Holders of our Warrants will have no rights as a common stockholder until they acquire our common stock.

Until investors acquire shares of our common stock upon exercise of the Warrants being offered in this offering, they will have no rights with respect to our common stock such as voting rights. Upon exercise of such Warrants, holders will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.

Provisions of the Warrants could discourage an acquisition of us by a third party.

Certain provisions of the Warrants could make it more difficult or expensive for a third party to acquire us. The Warrants prohibit us from engaging in certain transactions constituting “fundamental transactions” unless, among other things, the surviving entity assumes our obligations under the Warrants. In addition, in certain circumstances, in the event of a “fundamental transaction,” the holders of the Warrants will have the right to require us to repurchase such holder’s warrants at the Black-Scholes value. Such amount calculated at the Black-Scholes value could be significantly more than the holders of such warrants would otherwise receive if they were to exercise their warrants and receive the same consideration as the other holders of our common stock, which in turn could reduce the consideration that holders of our common capital stock would be concurrently entitled to receive in such fundamental transaction. The foregoing obligation to repurchase any such warrants in cash equal to the Black-Scholes value may impair our cash position, reduce the amount of consideration receivable by us and/or our stockholders under any fundamental transaction, as well as delay, hinder or prevent us from completing such fundamental transaction, which may in turn affect our liquidity and financial condition and results of operations.

If we do not file and maintain a current and effective prospectus relating to the common stock issuable upon exercise of the Warrants, holders will only be able to exercise such Warrants on a “cashless basis.”

If we do not file and maintain a current and effective registration statement relating to the offer and sale of the common stock issuable upon exercise of the Warrants at the time that holders wish to exercise such Warrants, they will only be able to exercise them on a “cashless basis” provided that an exemption from registration is available. As a result, the number of shares of common stock that holders will receive upon exercise of the Warrants will be fewer than it would have been had such holder exercised his Warrant for cash. Further, if an exemption from registration is not available, holders would not be able to exercise on a cashless basis and would only be able to exercise their Warrants for cash if a current and effective registration statement relating to the common stock issuable upon exercise of the Warrants is available. Under the terms of the underwriting agreement, we have agreed to use our best efforts to meet these conditions and to file and maintain a current and effective registration statement relating to the common stock issuable upon exercise of the Warrants until the expiration of the Warrants. However, we cannot assure you that we will be able to do so. If we are unable to do so, the potential “upside” of the holder’s investment in our Company may be reduced or the Warrants may expire worthless.

We may amend the terms of the Warrants in a way that may be adverse to holders with the approval by the holders of a majority of the then outstanding Warrants.

The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision. All other modifications or amendments, including any amendment to increase the exercise price of the Warrants or shorten the exercise period of the Warrants, shall require the written consent of the registered holders of a majority of the then outstanding Warrants which may be contrary to your interests.

The Warrants may have an adverse effect on the market price of our common stock and make it more difficult to effect a business combination.

We will be issuing Warrants to purchase shares of common stock as part of this offering. To the extent we issue shares of common stock to effect a future business combination, the potential for the issuance of a substantial number of additional shares upon exercise of the Warrants could make us a less attractive acquisition vehicle in the eyes of a target business. Such Warrants, when exercised, will increase the number of issued and outstanding shares of common stock and reduce the value of the shares issued to complete the business combination. Accordingly, the Warrants may make it more difficult to effectuate a business combination or increase the cost of acquiring a target business. Additionally, the sale, or even the possibility of sale, of the shares of common stock underlying the Warrants could have an adverse effect on the market price for our securities or on our ability to obtain future financing. If and to the extent the Warrants are exercised, you may experience dilution to your holdings.

Our Warrant will designate the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our Warrants, which could limit the ability of Warrant holders to obtain a favorable judicial forum for disputes with our Company.

The Warrant will provide that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that we irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. We will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the Warrant will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our Warrants shall be deemed to have notice of and to have consented to the forum provisions in our Warrant.

If any action, the subject matter of which is within the scope of the forum provisions of the Warrant Agreement, is filed in a court other than courts of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our Warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such Warrant holder in any such enforcement action by service upon such Warrant holder’s counsel in the foreign action as agent for such Warrant holder.

This choice-of-forum provision may limit a Warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our Company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our Warrant inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and Board of Directors.

Risks Related to Legal Matters

Our inability to adequately enforce and protect our intellectual property or defend against assertions of infringement could prevent or restrict our ability to compete.

We rely on proprietary knowledge and technology, both internally developed and acquired, in order to maintain a competitive advantage. Our inability to protect and defend against the unauthorized use of these rights and assets could have an adverse effect on our results of operations and financial condition. Our proprietary rights in the United States or abroad may not be adequate and others may develop technologies similar or superior to our technology or design around our proprietary rights. This litigation could result in significant costs and divert our management’s focus away from operations.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against companies following a decline in the market price of their securities. This risk is especially relevant for us because technology companies have experienced significant share price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Our Amended and Restated Bylaws provide that the state courts of Florida or the federal district court for the Middle District of Florida will be the exclusive forum for certain litigation which may limit an investor’s or shareholder’s ability to obtain a favorable judicial forum for disputes with us.

Our Amended and Restated Bylaws (“Bylaws”) provide that unless the Company consents in writing to the selection of an alternative forum, the state courts of Florida (or if a state court within the state of Florida does not have jurisdiction the federal courts for the Middle District of Florida) will be the sole and exclusive forum for any and all legal proceedings concerning (a) any derivative action or proceeding brought on behalf of the Company; (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former directors, officers or other employees of the Company to the Company or the Company’s shareholders; (c) any action arising pursuant to any provision of the Florida Business Corporation Act or the Articles of Incorporation or the Bylaws (as either may be amended from time to time); or (d) any other action asserting a claim governed by the internal affairs doctrine.

This exclusive forum provision may limit an investor’s or shareholder’s ability to choose its preferred judicial forum for disputes with us or our directors, officers, employees or agents and limit a shareholder’s ability to bring a claim in a judicial forum it finds favorable, which may discourage the filing of lawsuits with respect to such claims. This exclusive forum provision may cause an investor or shareholder to incur additional costs for travel, attorney’s fees or other litigation cost, and the designated courts may reach different judgments or results than other courts.

The state forum provision may not apply to any causes of action arising under the Securities Act or the Exchange Act. There is uncertainty as to whether a court would enforce our exclusive forum provisions related to Securities Act claims. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

If a court were to find this exclusive forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in another jurisdiction, which could adversely affect our business and financial condition.

Our Amended and Restated Bylaws provide that U.S federal district courts shall be the exclusive forum for litigation against us or any director, officer or other employee or agent of ours arising under the Securities Act, which may limit an investor’s or shareholder’s ability to obtain a favorable judicial forum for disputes with us.

Article 8.2 of our Amended and Restated Bylaws provide that unless the Company consents in writing to the selection of an alternative forum, the U.S. federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action against the Company or any director, officer, other employee or agent of the Company arising under the Securities Act of 1933, as amended.

There is uncertainty as to whether a court would enforce our exclusive forum provisions related to Securities Act claims. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If a court were to find this exclusive forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in another jurisdiction, which could adversely affect our business and financial condition.

General Risks

We face risks related to health pandemics, epidemics, outbreaks and other public health crises, such as the COVID-19 pandemic.

A significant public health crisis, such as the COVID-19 pandemic, could cause an adverse impact on our employees and operations and have a long-term impact on our business. Numerous uncertainties have risen from the public health crises in the past, including resurgences and the emergence and spread of variants, actions that may be taken by governmental authorities in response to public health crises, the efficacy and public acceptance of vaccines and unintended consequences of the foregoing. Our ability to predict and respond to future changes resulting from potential health crises is uncertain. Even after a public health crisis subsides, there may be long-term effects on our business practices that could severely disrupt our operations and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Investments in small businesses are often risky.

Small businesses may depend heavily upon a single customer, supplier, or employee whose departure would seriously damage the company’s profitability. The demand for the Company’s product may be seasonal or be impacted by the overall economy, or the company could face other risks that are specific to its industry or type of business. The Company may also have a hard time competing against larger companies who can negotiate for better prices from suppliers, produce goods and services on a large scale more economically, or take advantage of bigger marketing budgets. Furthermore, a small business could face risks from lawsuits, governmental regulations and other potential impediments to growth.

The Company may need additional capital, which may not be available.

The Company may require funds in excess of its existing cash resources to fund operating deficits, develop new products or services, establish and expand its marketing capabilities and finance general and administrative activities. Due to market conditions at the time the Company may need additional funding, or due to its financial condition at that time, it is possible that the Company will be unable to obtain additional funding as and when it needs it. If the Company is unable to obtain additional funding, it may not be able to repay debts when they are due and payable. If the Company is able to obtain capital, it may be on unfavorable terms or terms which excessively dilute then-existing equity holders. If the Company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing and expansion efforts and, if it continues to experience losses, potentially cease operations.

The Company has broad discretion in how the Company use the net proceeds of an offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the currently intended purposes described in the section entitled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply our cash from this offering in ways that ultimately increase the value of any investment in our securities or enhance stockholder value. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply our cash in ways that enhance stockholder value, we may fail to achieve expected financial results, which may result in a decline in the price of our shares of common stock and, therefore, may negatively impact our ability to raise capital, invest in or expand our business, acquire additional products or licenses, commercialize our product, or continue our operations.

Our principal shareholders will continue to have significant influence over the election of our board of directors and approval of any significant corporate actions, including any sale of the company.

Our founders, executive officers, directors and director nominees, in the aggregate, beneficially own 8,936,645 shares of common stock equal to approximately 79.34% of shares outstanding as of March 5, 2025. Upon the completion of this offering, that same group will hold approximately 61.22% of shares outstanding, assuming no exercise by the underwriters of their overallotment option, no exercise by investors of the Warrants and no exercise by the Representative of the Representative Warrants. These shareholders currently have, and likely will continue to have, significant influence with respect to the election of our board of directors and approval or disapproval of all significant corporate actions. The concentrated voting power of these shareholders could have the effect of delaying or preventing an acquisition of the company or another significant corporate transaction.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the shares and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, the market price for our common stock would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our common stock to decline.

We will incur increased costs as a public company and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we no longer qualify as an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur previously. The Sarbanes-Oxley Act of 2002 (“SOX’’), the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements and other applicable securities rules and regulations impose various requirements on U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors. In addition, these rules and regulations are often subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Pursuant to Section 404 of SOX (“Section 404”), we will be required to furnish a report by our senior management on our internal control over financial reporting.

While we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, once we no longer qualify as an emerging growth company, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the JOBS Act”). For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including exemption from compliance with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock held by non-affiliates exceeds $700 million as of the end of our prior second fiscal quarter and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, under the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until such time as those standards apply to private companies. We may elect not to avail ourselves of this exemption from new or revised accounting standards and, therefore, may be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

The Company may not be able to manage its potential growth.

For the Company to succeed, it needs to experience significant expansion. There can be no assurance that it will achieve this expansion. This expansion, if accomplished, may place a significant strain on the Company’s management, operational and financial resources. To manage any material growth, the Company will be required to implement operational and financial systems, procedures and controls. It also will be required to expand its finance, administrative and operations staff. There can be no assurance that the Company’s current and planned personnel, systems, procedures and controls will be adequate to support its future operations at any increased level. The Company’s failure to manage growth effectively could have a material adverse effect on its business, results of operations and financial condition.

The Company’s growth relies on market acceptance.

While the Company believes that there will be significant customer demand for its products/services, there is no assurance that there will be broad market acceptance of the Company’s product offerings. In such event, there may be a material adverse effect on the Company’s results of operations and financial condition and the Company may not be able to achieve its business goals.

The Company’s founders, directors and executive officers own or control a majority of the Company.

Additionally, the holdings of the Company’s directors and executive officers may increase in the future upon vesting or other maturation of exercise rights under any of the options or warrants they may hold or in the future be granted or if they otherwise acquire additional interest in the Company. The interests of such persons may differ from the interests of the Company’s other shareholders, including purchasers of securities in the offering. As a result, in addition to their board seats and offices, such persons will have significant influence over and control all corporate actions requiring shareholder approval, irrespective of how the Company’s other shareholders, including purchasers in the offering, may vote, including the following actions:

•        to elect or defeat the election of the Company’s directors;

•        to amend or prevent amendment of the Company’s Certificate of Incorporation or By-laws;

•        to effect or prevent a merger, sale of assets or other corporate transaction; and

•        to control the outcome of any other matter submitted to the Company’s shareholders for vote.

Such persons’ ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could reduce the Company’s stock price or prevent the Company’s shareholders from realizing a premium over the Company’s stock price.

Our operating results may continue to be adversely affected as a result of unfavorable market, economic, social and political conditions.

An unstable global economic, social and political environment may have a negative impact on demand for our services, our business and our operations, including the U.S. economic environment. The economic, social and political environment has or may negatively impact, among other things:

•        current and future demand for our services;

•        price competition for our products and services;

•        availability of Government funding.

Our Board will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our Articles of Incorporation, as amended, in conjunction with our Bylaws authorize our Board, without the approval of our stockholders, to issue up to twenty million (20 million) shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our Articles of Incorporation, as shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations, or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

Our management may use the proceeds of this offering in ways with which you may disagree or that may not be profitable.

Although we anticipate using the net proceeds from this offering as described under “Use of Proceeds,” we will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated by this offering. You may not agree with the manner in which our management chooses to allocate and use the net proceeds. Our management may use the proceeds for corporate purposes that may not increase our profitability or otherwise result in the creation of stockholder value. In addition, pending our use of the proceeds, we may invest the proceeds primarily in instruments that do not produce significant income or that may lose value.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements under the “Summary,” “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in other sections of this prospectus. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “aim,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “predict,” “will” or “continue,” and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

•        our business’ strategies and investment policies;

•        our projected financial position and estimated cash burn rate;

•        our estimates regarding expenses, future revenues and capital requirements;

•        our ability to continue as a going concern;

•        our business’ financing plans and the availability of capital

•        the risks associated with potential acquisitions by us;

•        our ability to compete in the global space industry;

•        potential growth opportunities available to our business

•        our ability to obtain and maintain intellectual property protection for our current products and services;

•        our ability to protect our intellectual property rights and the potential for us to incur substantial costs from lawsuits to enforce or protect our intellectual property rights;

•        the possibility that a third party may claim we have infringed, misappropriated or otherwise violated their intellectual property rights and that we may incur substantial costs and be required to devote substantial time defending against these claims;

•        our reliance on third-party suppliers and manufacturers;

•        the impact of future legislation and regulatory changes on our business

•        the effects of competition on our business;

•        our ability to expand our organization to accommodate potential growth

•        the recruitment and retention of our officers and employees; and

•        the potential for us to incur substantial costs resulting from lawsuits against us and the potential for these lawsuits to cause us to limit our commercialization of our products and services; and

•        the numerous risks and uncertainties described under “Risk Factors.

While we believe we have identified material risks, these risks and uncertainties are not exhaustive. Other sections of this prospectus describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this Prospectus to conform our prior statements to actual results or revised expectations and we do not intend to do so.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this Prospectus.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $13.1 million, after deducting the estimated underwriting discount and estimated offering expenses payable by us, based on an assumed public offering price of $4.50 per Unit, which is the midpoint of the price range set forth on the cover page of this prospectus, and assuming no exercise of the underwriters’ overallotment option or the Warrants included in the Units in the offering. If the underwriters exercise their over-allotment option to purchase additional shares and/or Warrants in full, we estimate that the net proceeds to us from this offering will be approximately $15.2 million, after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed public offering price of $4.50 per Unit would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and estimated offering expenses payable by us, by approximately $3.1 million, assuming that the number of Units offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of Units we are offering. An increase (decrease) of 500,000 in the number of Units we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and estimated offering expenses payable by us, by approximately $1.8 million, assuming the assumed public offering price stays the same.

We currently expect to use the net proceeds from this offering for the following purposes:

•        approximately $1.5 million to pay off the outstanding principal on certain promissory notes in the aggregate;

•        up to approximately $3.8 million for our research and development efforts to augment hardware, payload and mission system offerings;

•        up to approximately $2.1 million for sales, marketing and business development activities;

•        up to approximately $1.8 million for new and upgraded facilities, infrastructure, quality and process management systems;

•        up to approximately $2.1 million for increased vertical integration, including in-house boom, release mechanism and other key component manufacturing; and

•        up to approximately $1.8 million for general and administrative corporate purposes, including enhancements to financial and contracts management capabilities.

Although we currently anticipate that we will use the net proceeds from this offering as described above, there may be circumstances where a reallocation of funds is necessary. Amounts and timing of our actual expenditures will depend upon a number of factors, including our sales, marketing and commercialization efforts, demand for our products, operating costs and other factors described under “Risk Factors” in this prospectus. Accordingly, our management will have flexibility in applying the net proceeds from this offering. An investor will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

Based on our current plans, we believe that our existing cash, cash equivalents and short-term deposits, together with the net proceeds of this offering, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements through the end of 2026. We have based this estimate on assumptions that may prove to be incorrect and we could use our available capital resources sooner than we currently expect.

Pending our application of the net proceeds from this offering, we plan to invest such proceeds in short-term, investment-grade, interest-bearing securities and depository institutions.

DIVIDEND POLICY

We have never paid or declared any cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of October 31, 2024:

•        on an actual basis;

•        on an as adjusted basis after giving effect to (i) the issuance and sale of shares of our Units offered by us in this offering at an assumed initial public offering price of $4.50 per share, which is the midpoint of the estimated price range per Unit set forth on the cover page of this prospectus, after deducting the estimated underwriting discount and estimated offering expenses payable by us and assuming no exercise by the underwriters of their over-allotment option to purchase additional shares of common stock and/or Warrants or the Representative Warrants, and (ii) the application of the net proceeds to us therefrom as described under “Use of Proceeds.”

The as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this table in conjunction with the information contained in “Use of Proceeds,” “Description of Capital Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as our financial statements and related notes thereto included elsewhere in this prospectus.

	As of October 31, 2024
	Actual	As adjusted(1) (unaudited)
Cash and cash equivalents	$551,552	$12,526,555
Debt:
Notes payable – Shareholders (current and non-current)	$552,877	$552,887
Notes payable – Other	1,400,000	—
Total debt	$1,952,877	$552,887
Stockholders’ equity:
Preferred stock, $0.001 par value, no shares authorized, issued or outstanding, actual; 20,000,000 shares authorized and no shares issued or outstanding, as adjusted	—	—
Common stock, no par value, 100,000,000 shares authorized, 11,263,633 shares issued and outstanding (actual) and 14,596,967 shares issued and outstanding (as adjusted)	$339,861	$13,714,864
Retained Earnings	$(942,036)	$(942,036)
Total stockholders’ equity	(602,175)	12,772,828
Total capitalization	$1,350,702	$13,325,705

____________

(1)      Gives effect to (i) the issuance and sale of the Units offered by us in this offering at an assumed initial public offering price of $4.50 per Unit, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us and assuming no exercise of the Warrants included in the Units or exercise of the over-allotment option granted to the underwriters to cover over-allotments, if any; and (ii) the application of the net proceeds to us therefrom as described under “Use of Proceeds.”

There have not been any material changes to our capitalization or any changes in outstanding shares of common stock since October 31, 2024.

The 14,596,967 shares of common stock that will be outstanding after this offering is based on 11,263,633 shares outstanding as of October 31, 2024, and excludes:

•        1,422,307 shares issuable upon the exercise of options to employees under our incentive option plans outstanding as of such date, at a weighted average exercise price of $0.09 of which 1,105,507 were vested as of such date; and

•        Up to 5% of aggregate number of shares sold in this offering issuable upon exercise of the representative’s warrants to purchase our shares at 125% of final offering price per share to be issued to the representative of the underwriter upon the closing of this offering.

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•        No exercise of the outstanding options, as described above;

•        No exercise of the Warrants included in the Units;

•        No exercise by the underwriter of its option to purchase up to an additional 500,000 shares and/or 500,000 Warrants to cover over-allotments, if any;

•        No exercise of the representative’s warrants to be issued upon consummation of this offering;

•        An assumed offering price of $4.50 per Unit, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•        An assumed exercise price of $5.625 per Warrant, which is 125% of the midpoint of the price range per Unit set forth on the cover page of this prospectus

DILUTION

If you invest in our common stock in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock after this offering. Dilution results from the fact that the initial public offering price per Unit is substantially in excess of the net tangible book value per share of common stock. As of October 31, 2024, we had a historical net tangible book value (deficit) of $(449,705), or $(0.04) per common share. Our net tangible book value (deficit) per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding on October 31, 2024.

Our pro forma net tangible book value as of October 31, 2024, giving effect to the offering of 3,333,334 shares of our common stock and the application of proceeds therefrom and giving effect to estimated underwriting discounts and expenses payable by us in this offering, would have been $12,925,298, or $0.89 per share of common stock, based on an assumed public offering price $4.50, which is the midpoint of the price range per Unit set forth on the cover page of this prospectus. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of the shares to be issued and outstanding immediately after this offering as shown above, assumes that all shares offered hereby are sold and no exercise by the underwriters of their over-allotment option to purchase additional shares.

	As of October 31, 2024
Assumed initial public offering price per share of our Unit		$4.50
Historical net tangible book value (deficit) per share of our common stock as of October 31, 2024	$(0.04)
Increase in tangible book value per share attributable to new investors purchasing shares of our common stock in this offering	$0.93
Pro forma net tangible book value per share of our common stock after giving effect to this offering		$0.89
Dilution per share of our common stock to new investors in this offering		$3.61

Assuming the number of shares of common stock underlying the Units offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discount and estimated offering expenses payable by us, a $1.00 increase in the assumed initial public offering price of $4.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase the pro forma tangible book value attributable to new investors purchasing shares in this offering by $0.21 per share and decrease the dilution to new investors by $0.79 per share.

Assuming the number of shares of common stock underlying the Units offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discount and estimated offering expenses payable by us, a $1.00 decrease in the assumed initial public offering price of $4.50 per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would decrease the pro forma tangible book value attributable to new investors purchasing shares in this offering by $0.22 per share and increase the dilution to new investors by $0.78 per share.

The following table summarizes, on the pro forma as adjusted basis described above, the differences between the number of shares underlying the Units purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by new investors. As the table shows, new investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below assumes an initial public offering price of $4.50 per share, which is the midpoint of the estimated price range per Unit set forth on the cover page of this prospectus, for shares purchased in this offering and excludes underwriting discount and estimated offering expenses payable by us:

(in thousands, except percentages)	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	11,263,633	77%	$339,861	2%	$0.03
New investors	3,333,334	23%	$15,000,003	98%	$4.50
Total	14,596,967	100.0%	$15,339,864	$100.0%

If the underwriters were to exercise their over-allotment option to purchase additional shares of our common stock from us in full, the percentage of shares of our common stock held by existing stockholders who are directors, officers or affiliated persons as of March 5, 2025 would be 75% and the percentage of shares of our common stock held by new investors would be 25%.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, a $1.00 increase (decrease) in the assumed initial public offering price of $4.50 per Unit, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $3.3 million.

To the extent that we grant options to our employees in the future and those options are exercised or other issuances of common stock are made, there will be further dilution to new investors. Except as otherwise indicated, the above discussion and tables are based on 11,263,633 shares of our common stock outstanding as of October 31, 2024 and assumes that all shares offered hereby are sold and no exercise by the underwriters of their over-allotment option to purchase additional shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Statements in the following discussion and throughout this registration statement that are not historical in nature are “forward-looking statements.” You can identify forward-looking statements by the use of words such as “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” and similar expressions. Although we believe the expectations reflected in these forward-looking statements are reasonable, such statements are inherently subject to risk and we can give no assurances that our expectations will prove to be correct. Actual results could differ from those described in this registration statement because of numerous factors, many of which are beyond our control. These factors include, without limitation, those described under “Risk Factors.” We undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this registration statement or to reflect actual outcomes. Please see “Forward Looking Statements” at the beginning of this registration statement.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto and other financial information appearing elsewhere in this registration statement. We undertake no obligation to update any forward-looking statements in the discussion of our financial condition and results of operations to reflect events or circumstances after the date of this registration statement or to reflect actual outcomes.

Overview of Operations

Heliospace, our wholly owned subsidiary, was incorporated on March 6, 2018 as a Delaware corporation. Heliospace is an aerospace company specializing in the design, engineering, assembly and test of space flight qualified hardware, providing systems engineering, modeling, analysis, integration and test services to customers in government, commercial, private and non-profit markets. Heliospace designs, fabricates, assembles and tests space qualified hardware. Examples of this product line included the radar antennas for the NASA Europa Clipper mission, the antennas for the SunRISE CubeSat constellation, and deployable systems and sensors for numerous lunar landers and the Mars Sample Return program. Heliospace also provides systems engineering, integration and test, and mission formulation services. Examples of this service include support for the design, testing, and launch of the James Webb Space Telescope, formulation and design of the Roman Space Telescope, Habworlds Observatory, Mars Sample Return, and the Atmospheric Observing System.

In January 2024, by way of a share exchange accounted for as a reverse acquisition, Web3 Corporation, a Florida corporation that was originally incorporated under the name Stirling Bridge Group, Inc. and was a specialized small business venture lender, acquired 100% of the stock of Heliospace, and changed its name from Web3 Corporation to Helio Corporation (the “Business Combination”). Heliospace was the accounting acquirer in the Business Combination and was determined to be the sole predecessor of Helio Corporation. Accordingly, this discussion and analysis, and the financial statements included elsewhere in this prospectus, reflect the financial condition and results of operations of Helio Corporation and its sole consolidated subsidiary, Heliospace, after the Business Combination and of Heliospace prior to the Business Combination.

Results of Operations

Comparison of the twelve months ended October 31, 2024 to the twelve months ended October 31, 2023

The following table provides certain selected financial information of Helio for the periods presented:

	Twelve Months Ended October 31,
	2024	2023	Change	%
Revenue	$6,891,223	$9,209,329	$(2,318,106)	(25)%
Cost of revenue	4,153,190	5,686,451	(1,533,261)	(27)%
Operating expenses	4,483,188	3,461,997	1,021,191	(30)%
Operating (loss) income	(1,745,155)	60,881	(1,806,036)	n.m.
Other expense	(117,528)	(35,153)	(82,375)	234%
Net (loss) income	$(1,862,683)	$25,728	$(1,888,411)	n.m.

____________

n.m. = not meaningful

Revenue

Revenue for the fiscal year ended October 31, 2024 decreased by 25% to $6,891,223 from $9,209,329 in the fiscal year ended October 31, 2023, reflecting a lower overall volume of work compared to the prior fiscal year due to the pause, in early calendar year 2024, and the ongoing reformulation of the NASA Mars Sample Return program, coupled with an overall downturn in NASA hardware contract awards and a delay in at least one commercial contract. For the twelve months ended October 31, 2024, we serviced 16 customers, of which two were direct government customers and one was a private foundation. There were five commercial and five non/not-for-profit customers that we manufactured products as a subcontractor for their government customer, and four commercial customers. For the twelve months ended October 31, 2023, we serviced 11 customers, of which one was a direct government customer, one was a private foundation, five were commercial customers and four were non/not-for-profit customers that we manufactured products as a subcontractor for their government customer.

Cost of revenue

The 27% decrease in cost of revenue for the fiscal year ended October 31, 2024 to $4,153,190 from $5,686,451 for the fiscal year ended October 31, 2023 mainly reflected the decreased business volume described above. As a percentage of revenue, cost of sales amounted to 60% and 62% in the fiscal year 2024 and 2023, respectively.

Operating Expenses

	Twelve Months Ended October 31,
	2024	2023	Change	%
Operating expenses
Professional fees	$359,077	$78,007	$281,070	360%
Facilities expense	736,062	917,348	(181,286)	(20)%
Depreciation	22,663	19,506	3,157	16%
Other general and administrative(1)	3,365,386	2,447,136	918,250	38%
Total	$4,483,188	$3,461,997	$1,021,191	30%

____________

(1)      Including right of use asset amortization.

Overall operating expenses increased by $1,021,191, or 30%, to $4,483,188 for the twelve months ended October 31, 2024, as compared to $3,461,997 for the twelve months ended October 31, 2023, mainly driven by higher other general and administrative expenses, reflecting higher labor costs and professional fees, mainly in connection with the Business Combination and preparation for this offering, and increased business development costs in our efforts to broaden our customer base to include more commercial customers. These increases were partially offset by lower facilities costs, reflecting the termination of one office lease during fiscal year 2023 and increased cost control of remaining facilities.

Other Expense

We have not recorded income tax expense or benefit in the fiscal years ended October 31, 2024 and 2023, because of our tax loss carryforwards. We had approximately $1,508,000 of net operating loss carry forwards to offset future federal taxable income as of October 31, 2024.

We recorded $89,178 in interest expense in the fiscal year ended October 31, 2024 compared to $35,153 in the fiscal year ended October 31, 2023, reflecting our increased amount of average outstanding debt and increased rates of interest thereunder. In addition, in fiscal year 2024, we incurred a $28,350 debt extinguishment expense in connection with the amendment of one our outstanding notes. See “— Liquidity and Capital Resources” and Notes 4 and 5 to our audited consolidated financial statements included elsewhere in this prospectus.

Net Income

Our net loss for the twelve months ended October 31, 2024 was $1,862,683, compared to net income of $25,728 for the twelve months ended October 31, 2023. The change was due to the reasons discussed above.

Comparison of the twelve months ended October 31, 2023 to the twelve months ended October 31, 2022

The following discussion of the results of operations is that of Heliospace as stand-alone entity prior to the Business Combination. Heliospace was the accounting acquirer in the change of control transaction and will represent most of the operations of the combined company going forward. Web 3, now known as Helio Corporation, the legal acquiror (the “Parent”), was the parent company following the Business Combination. Prior to the Business Combination, the Parent’s operations consisted solely of expenses necessary to administer the entity as a public Company.

The following table provides certain selected financial information of Heliospace for the periods presented:

	Twelve Months Ended October 31,
	2023	2022	Change	%
Revenue	$9,209,329	$8,363,600	$845,729	10%
Cost of Revenue	5,686,451	5,888,945	(202,494)	(3)%
Other operating expenses	3,461,997	2,510,938	951,059	38%
Operating income	60,881	(36,283)	97,164	268%
Other expense	(35,153)	(9,747)	(25,406)	(261)%
Net (loss) income	$25,728	$(46,030)	$71,758	156%

Revenue

The increase in revenue of 10% for the twelve months ended October 31, 2023 to $9,209,329, as compared to $8,363,600 for the twelve months ended October 31, 2022, was driven by increase in demand due to government contract growth of the space sector as a whole. For the twelve months ended October 31, 2023, we serviced 11 overall customers, of which one was a direct government customer and one was a private foundation. There were five commercial and four non/not-profit customers that we manufactured products as a subcontractor for their government customer. For the twelve months ended October 31, 2022, we serviced 12 customers, of which one was a direct government customer. There were six commercial customers and five non/not-for-profit customers that we manufactured products as a subcontractor for their government customer.

Cost of Sales

The decrease in cost of sales of 3% for the twelve months ended October 31, 2023 to $5,686,451, as compared to $5,888,945 for the twelve months ended October 31, 2022, was driven by increased efficiency at higher business volume. As percentage of revenue, cost of sales amounted to 62% and 70% in the fiscal year 2023 and 2022, respectively.

Operating Expenses

	Twelve Months Ended October 31,
	2023	2022	Change	%
Operating expenses
Professional fees	$78,007	$36,026	$41,981	117%
Facilities expense	917,348	436,877	480,471	110%
Depreciation	19,506	18,262	1,244	7%
Other general and administrative(1)	2,447,136	2,019,773	427,363	21%
Total	$3,461,997	$2,510,938	$951,059	38%

____________

(1)      Including right of use asset amortization

Overall operating expenses increased by $951,059, or 38%, to $3,461,997 for the twelve months ended October 31, 2023, as compared to $2,510,938 for the twelve months ended October 31, 2022, which is primarily attributed to increased general and administrative costs and facilities costs. General and administrative costs increased due to expanded research & development, which we classify under “general and administrative,” largely due to expanded business development, including pre-fundraising activities Facilities costs increased due to expansion into a new facility in order to continue to fulfill contracts.

Other Expenses

We did record income tax expense or benefit in the fiscal years ended October 31, 2023 and 2022.

We recorded $35,153 in interest expense in the fiscal year ended October 31, 2023 compared to $9,747 in the fiscal year ended October 31, 2022, reflecting our increased amount of average outstanding debt.

Net Income

Our net income for the twelve months ended October 31, 2023 was $25,728, compared to a net loss of $46,030 for the twelve months ended October 31, 2022.

Liquidity and Capital Resources

We have historically funded our working capital, research and development and capital expenditure requirements and other commitments (including debt service and repayment) from our operating cash flows, debt financing and, to a limited extent, issuances of equity. While we have historically experienced negative cash flows from operations (including due to the timing of working capital items), we believe that our cash resources, including our cash on hand, operating cash flows and the proceeds of this offering, will be sufficient to meet our working capital and other requirements for a period of at least twelve months from the date of this prospectus.

Over the longer term, even after giving effect to the offering to which this prospectus relates, we expect that we will need to raise substantial additional capital to accomplish our business plan over the next several years. There can be no assurance as to the availability, if any, or terms upon which such financing and capital might be available in the future.

As of October 31, 2024, we had cash and cash equivalents of $551,552, an increase of $47,217 from $504,335 as of October 31, 2023.

Over the last three fiscal years, the Company issued unsecured notes to certain shareholders with an aggregate outstanding principal balance of $552,877 as of October 31, 2024. The proceeds from these notes were used to meet working capital and cash flow management needs. The notes bear interest at between 6.5% and 11.25% per annum. As of October 31, 2024, the interest accrued on these notes is $13,619. $370,000 of these notes mature within the current 2025 fiscal year, and the remaining $182,877 of these notes mature in the 2026 and 2027 fiscal years. All unpaid principal, accrued interest, and other amounts owing under the above notes are paid at maturity. Upon the occurrence and during the continuance of any default by the Company under any of the above notes, which default is not cured within fifteen (15) days following written notice of such default from the payee, the payee may declare the entire unpaid principal and unpaid interest immediately due and payable.

In fiscal year 2024, the Company incurred debt from unrelated parties under notes payable in the aggregate principal amount of $1,400,000. These notes bear interest between 9.75% to 12.00% and mature at various times during the year ending October 31, 2025. As of October 31, 2024, the interest accrued on these notes is $47,197. Certain of these notes were initially convertible but all such convertible notes were amended to eliminate the conversion features in consideration of the issuance by us and/or the transfer by our Officers of shares of our common stock. See Note 5 to our audited consolidated financial statements included elsewhere in this prospectus. Interest on these notes is paid annually, quarterly, or at maturity, and principal on these notes is paid quarterly, or at maturity. Upon the occurrence and during the continuance of any default by the Company under any of the above notes, which default is not cured within fifteen (15) days following written notice of such default from the payee, the payee may declare the entire unpaid principal and unpaid interest immediately due and payable. Certain of these notes are secured by our accounts receivable, and by shares of our common stock pledged by Gregory Delory. In addition, certain of these notes become due, and the payees under certain of these notes have the right to accelerate their notes, upon the completion of this offering. See “Use of Proceeds.”

In fiscal year 2025, the Company incurred debt from unrelated parties under notes payable in the aggregate principal amount of $150,000. These notes bear interest at 9.75% per annum and mature on January 9 and February 3 of 2027. Interest and principal on these notes is paid at maturity. Upon the occurrence and during the continuance of any default by the Company under these notes, which default is not cured within fifteen (15) days following written notice of such default from the payee, the payee may declare the entire unpaid principal and unpaid interest immediately due and payable. As additional consideration for the notes, Gregory Delory agreed to transfer shares of our common stock from his personal holdings.

Cash Flows

	Twelve Months Ended October 31,
	2024	2023	2022
Cash provided by (used in) operating activities	$(1,560,375)	$(117,892)	$(107,162)
Cash provided by (used in) investing activities	$—	$(73,571)	$(29,354)
Cash provided by (used in) financing activities	$1,607,592	$67,027	$117,408
Cash on hand (end of period)	$551,552	$504,335	$628,771

Cash Flow from/used in Operating Activities

For the twelve months ended October 31, 2024, net cash used in operating activities was $1,560,375, compared to cash used by operating activities of $117,892 for the twelve months ended October 31, 2023 and cash used in operating activities of $107,162 for the twelve months ended October 31, 2022.

Our operating cash flow results for the last three fiscal years were affected by the aging and timing of certain working capital items. In fiscal year 2024, our negative operating cash flow was attributed mainly to our net loss, as described above, and a modest decrease in working capital items attributable mainly to an increase in work in progress.

During the twelve months ended October 31, 2024, the Company reported $1,560,375 of cash used by operating activities. The Company’s negative operating cash flow was attributed mainly to a net loss of $1,862,683, increased work in progress of $343,218, decrease in lease obligations of $340,543, and decrease in accounts payable of $223,330. This was offset by decreases in right of use asset amortization of $370,266, increase in accrued compensation of $205,224, and decrease in accounts receivable of $357,977.

During the twelve months ended October 31, 2023, the Company reported $117,892 of cash used by operating activities. The Company’s negative operating cash flow was attributed mainly to increased accounts receivable accounts of $419,934 and decrease in lease obligations of $206,944. This was offset by decreases in right of use asset amortization of $280,068 and increase in accrued compensation of $166,070.

During the twelve months ended October 31, 2022, the Company reported operating cash flows of $107,162, our cash flow used by operating activities was attributed mainly to increase in accounts receivable balances of $242,410, security deposits of $72,000 and decrease in lease obligations of $129,237. This was offset by $127,520 of accrued compensation, $178,860 of right of use amortization.

Cash Flows used in Investing Activities

During the twelve months ended October 31, 2023, net cash used in investing activities was $73,571, mainly to purchase property and equipment.

During the twelve months ended October 31, 2022, net cash used in investing activities was $29,354, mainly to purchase property and equipment.

Cash Flows from/used in Financing Activities

During the twelve months ended October 31, 2024, net cash from financing activities was $1,607,592, mainly reflecting the incurrence of new debt discussed above.

During the twelve months ended October 31, 2023, net cash provided by financing activities was $67,027, which included $67,027 in net proceeds from a note payable.

During the twelve months ended October 31, 2022, net cash provided by financing activities was $117,408, which included the paydown of debt in the amount of $232,592, offset by proceeds from notes payable of $350,000.

Material Cash Commitments. The Company’s material future cash commitments, to be paid from cash flows from operations, are to repay its current debt obligations and payments under leases for its facilities. The Company does not have any material commitments for capital expenditures. The following table shows the material future commitments for the years ending October 31:

Year ended October 31,	Leases	Debt	Total
2025	$503,124	$620,000	$1,123,124
2026	477,956	1,222,877	1,700,833
2027	283,626	110,000	393,626
2028	—	—	—
2029	—	—	—
Total	$1,264,706	$1,952,877	$3,217,583

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities.

Critical Accounting Policies and Significant Judgments and Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

We believe our most critical accounting policies and estimates relate to the following:

•        Revenue Recognition

•        Inventory

•        Lease Accounting

Revenue Recognition

Revenue related to contracts with customers is evaluated utilizing the following steps: (i) Identify the contract, or contracts, with a customer; (ii) Identify the performance obligations in the contract; (iii) Determine the transaction price; (iv) Allocate the transaction price to the performance obligations in the contract; (v) Recognize revenue when the Company satisfies a performance obligation.

Revenues from cost-plus and time and materials contracts are recognized with each invoice. For fixed price contracts including purchase orders with specific priced milestone deliveries, revenue is recognized upon invoicing for each milestone completed. Revenue on fixed price contracts that are still in progress at month end are otherwise recognized on the percentage-of-completion method, measured by the percentage of total costs incurred to date to the estimated total costs for each contract. This method is used because management considers total costs to be the best available measure of progress on these contracts.

Inventory

Inventory consists of work in progress and consists of estimated revenue calculated on a percentage of completion based on direct labor and materials in relation to the total contract value. The Company does not maintain raw materials nor finished goods.

Leases

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities — current, and operating lease liabilities — noncurrent on the balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Leases with a lease term of 12 months or less at inception are not recorded on our balance sheet and are expensed on a straight-line basis over the lease term in our statement of operations.

BUSINESS

Company Overview

Helio Corporation is a technology, engineering and research and development (R&D) holding company serving commercial, government and non-profit organizations. Our wholly owned subsidiary, Heliospace Corporation (“Heliospace”), is an aerospace company specializing in the design, engineering, assembly and test of space flight qualified hardware, providing systems engineering, modeling, analysis, integration and test services to customers in government, commercial, private and non-profit markets. With deep expertise in civil space missions combined with a growing business serving commercial companies and the extensive background of one of our founders, Joseph Pitman, in advanced payloads for defense, our primary company objective is to enable humanity’s pursuit of the scientific and commercial development of space.

The cost of access to space has seen dramatic reductions in the past decade. The domain of space activities, once confined to low-earth and geostationary orbit, now extends to the Moon and beyond. There is a growing need for a diversity of systems and approaches tailored to unique applications and environments. With our current existing hardware, services and solutions, we aim to fill the needs and demands of these growing commercial and government activities in an agile, cost-effective and innovative manner.

Market Overview

The global space marketplace is projected to grow from $350 billion today to over $1 trillion by 2040 (Morgan Stanley, Citi forecast, 2021-2022). We believe the growing recognition of the commercial potential of in-space activities, sustained science and technology efforts by both government and private entities, together with defense agency priorities driven by increasing geopolitical concerns will continue to accelerate this trend. Our target market, Satellite System Manufacturing, is expected to have an average market size per year of $2.3 billion for Science & Technology, $750 million for Earth Observation, $5.2 billion for Space Domain Awareness and $1.5 billion for In-Orbit Services from 2025 through 2030 (according to our estimates based on Analysys Mason Ltd., Q4 2022 projections). We intend to continue expansion into the Science & Technology segment, for which we have a significant foothold with our existing products and services, to then develop new opportunities in Earth Observation and Space Domain Awareness for commercial, private and government organizations.

The market for space hardware, systems and services is highly fragmented, with few scaled, capable competitors. The capabilities of existing players have been shaped by longstanding government procurements as well as the established communications and navigation equipment markets. There has been significant consolidation over the past few decades, resulting in fewer and less agile or innovative organizations. Cost control, performance and quality remain a challenge for some established incumbents. Meanwhile, the rapidly growing space economy will present a host of new applications and revenue opportunities that many current hardware and services providers are ill equipped to address. To succeed in this evolving market, aerospace companies in particular must be both innovative and agile to answer the needs of emerging new applications and customers. Heliospace aims to expand into these growing market segments by offering responsive, tailored solutions to both established and new customers.

Customer Concentration

Our customers are concentrated in the space industry. While we have a strategy to diversify our sources of revenue (See “Company Growth Strategy” for a description of our strategy), approximately 75% of our revenue in fiscal year 2024 came, directly or indirectly from government sources, as a direct contractor or subcontractor, respectively. Over 67% of our fiscal year 2024 revenue came from three customers, with one NASA contract, our largest customer (through a prime contractor), accounting for approximately 27% of our revenue in fiscal year 2024, pursuant to an indefinite duration/indefinite quantity (“IDIQ”) contract.

Current Hardware and Services Capabilities

We have successfully scaled as a space hardware and services company providing solutions to government, commercial and non-profit customers. This includes hardware and services for over three active space missions and hardware deliveries for over four additional missions launching in the near term. We leverage decades of management experience developing hardware capabilities that were successfully used in space for NASA and other space agencies and organizations. Our hardware production capabilities encompass a wide range of cost and performance, capable of meeting high reliability NASA flagship-class mission requirements down to innovative, low-cost solutions for emerging companies. Customers are typically engaged on a per-project basis with hardware solutions built to individual custom specifications. Project sizes range from large, $10 million+ contracts under cost-plus or fixed price terms paid monthly or by milestones, to small low-cost solutions costing in the $100,000 – $200,000 range performed under purchase order terms and paid at final delivery. Our current commercial-stage hardware includes deployable mechanisms, antennas, booms, structures, and sensors.

Development and Manufacturing

Hardware development occurs at our main facility in Berkeley, California, with over 20,000 sq ft of facilities including assembly and test areas, R&D labs, clean rooms, and thermal-vacuum test equipment. Heliospace leverages existing relationships with an array of vendors vetted under our internal quality control processes to support hardware construction. Our hardware is generally custom designed to customer specifications and translated to drawings including all dimensional and material details. The manufactured components are then sent out for competitive bid to third party fabricators, who manufacture the components to the required specifications and deliver them to us. We also purchase some finished components from vendors for assemblies, including release mechanisms, heaters, switches, and other specialty components. These components are then assembled, tested and delivered fully qualified and ready for flight as a complete end-to-end solution. Heliospace maintains a vendor management system, which includes vendor surveys and an approved vendor list with specific approval criteria. A quality assurance process is in place for all components we receive, including inspections, paperwork requirements documenting the origin and authenticity of raw materials used, inspection reports, and other evidence that all incoming components meet the specification requirements and applicable regulations. We try to maintain multiple sources for the same component or material, in order to have qualified, alternate sources of supply if our primary source is delayed or does not meet our specifications or quality standards.

Raw Materials and Suppliers

Heliospace engages in limited manufacturing activities and does not maintain any inventory or raw materials or finished goods. Therefore, we have limited exposure to fluctuations in the supply of raw materials. Most of the value we provide with respect to our hardware comes from our design, engineering, assembly and test activities. While some of the components in our hardware require relatively scarce raw materials, our third-party fabricators have not experienced difficulty in procuring those materials.

Examples of our space qualified hardware deliveries include:

Deployable radar antennas on the NASA Europa Clipper mission, which will probe the subsurface of Europa

•        Technology developed by Heliospace provided a low mass, small form factor solution for the radar antennas required for the upcoming NASA Europa Clipper Mission. The mission launched in October 2024. When stowed, our antennas are sufficiently compact to mount on the spacecraft solar arrays, thus simplifying the design and saving NASA significant cost. When deployed, these large dipole antennas extend to more than 55 feet in length. Heliospace designed, assembled, tested, and delivered these antennas under contract with Caltech as part of the Radar for Europa Assessment and Sounding: Ocean to Near-surface (REASON) instrument onboard Europa Clipper. REASON is a dual-frequency ice penetrating radar instrument designed to characterize and sound Europa’s icy crust from the near-surface to the ocean, revealing the hidden structure of Europa’s ice shell and potential water within. Europa is one of the solar system’s most fascinating objects, where conditions for life may exist, making this an exciting mission for which we were able to provide critical technology. Large deployable mechanisms present a continuing challenge in the space industry for which we have specialized expertise and demonstrated capability. This work was conducted from 2017-2024 pursuant to an $11.8 million cost plus contract. These radar antennas are now fully deployed and operating successfully on the Europa Clipper mission.

Low-cost antennas for the NASA SunRISE CubeSat constellation

•        We developed a solution to provide NASA with a high quantity of compact antennas that will deploy from a constellation of CubeSat class spacecraft on the SunRISE mission. The mission is expected to launch in 2025 and is designed to image solar eruptions that impact space weather at the Earth causing satellite and communications disruptions. The Heliospace solution enabled four antennas to deploy to over 8 feet in length from each cereal-box size SunRISE CubeSat. Compact, deployable antennas and booms for small spacecraft remain a challenge in the space industry, and Heliospace has just been awarded a NASA Small Business Innovation Research Award to further commercialize this technology for broader use throughout the industry. The SunRISE antennas were delivered over a 2-year period pursuant to a $1.1 million contract.

Deployable sensors and mechanisms for use on three lunar landers as part of the NASA Commercial Lunar Payload Services program

•        Our scientists and engineers developed a unique system that deploys four sensors on ballistic trajectories from a lunar lander at distances up to 60 ft, which will work with other instruments to explore the subsurface structure of the Moon. This unique solution is the first of its kind to be used in space for planetary geophysics investigations and has been selected to fly on two missions as part of the NASA Commercial Lunar Payload Services (CLPS) program. The first mission carrying our hardware launched on January 15, 2025, aboard the Firefly Aerospace Blue Ghost Lander. These projects are ongoing with combined contract values of $1.37 million.

•        We provided four deployable antennas for a NASA experiment in lunar radio astronomy which flew on the Intuitive Machines (IM-1) lunar mission. They were provided in record time using a simple purchase order requisition, delivered to NASA and successfully deployed in-flight and on the Moon during the IM-1 mission.

After expanding our market into the commercial realm in 2023, we are currently providing an antenna calibration system for a lunar orbiter being built by Firefly Aerospace.

•        Under contract with Firefly Aerospace, we are designing, building, and delivering a deployable dipole antenna for the Blue Ghost Transfer vehicle, a lunar orbit mission which will provide a radio frequency calibration source. A lunar lander mission called Lusee-Night will then use this source to calibrate its radio telescope to perform astrophysics observations from the lunar far side. Our solution displaced another vendor’s offering due to its heritage and performance. In an expansion of our previous offerings, we are responsible for both the mechanical and radiofrequency testing and performance of the delivered hardware pursuant to a $1.1 million contract through 2024.

Prototype mechanisms for the Mars Sample Return program

•        In in 2023 and early 2024, while the program was active, we utilized our specialized system-level capabilities and awareness of the NASA Mars Sample Return architecture to play a key role in the design and testing of sample handling hardware involving sample transfer from the rover to an ascent vehicle from the Martian surface, and the subsequent transfer of that sample to an orbiting vehicle for eventual return to Earth.

Heliospace Hardware Projects

We offer systems engineering, modeling & analyses, integration & test, verification, mission formulation and architecture and other services to NASA and commercial customers. These services span a complete integrated analysis suite including structural, thermal, electromagnetic, optical, deployables and other tools to optimize both system and mission design. Integration and test support includes system-level planning, coupled with personnel to assist or observe test flows and ensure proper verification of requirements. These services are typically provided on a per-project basis using Time and Materials contracts with monthly payments, and range in size from $100,000 to over $10 million depending on system complexity, customer requirements, and schedule.

Examples of our services include:

Systems engineering, integration, test and operations support for the James Webb Space Telescope.

•        We have provided systems engineering support for the James Webb Space Telescope including system development and testing. With the successful launch of Webb in 2021, our support has continued into the post-launch operational phase. This includes requirements, thermal, structural, deployables and optical system analyses, test and verification approach and results, and in-flight performance and anomaly resolution.

Systems Engineering for Roman Space Telescope, Habitable Worlds Observatory and Atmospheric Observing System, and Mars Sample Return.

•        We have provided systems engineering support for these NASA programs at the mission, spacecraft, and payload level. Activities include requirements definition, implementation, and verification, as well as thermal, structural, and other analyses. For Mars Sample Return, we provided unique insight and stringent eject dynamics performance analysis for the Honeybee Robotics Spin Eject Mechanism as well as formulation engineering of the Capture Containment and Return System for NASA.

Both groups of services above were conducted under Indefinite Delivery/Indefinite Quantity (IDIQ) Time & Materials contracts totaling $11.5 million through September 2022, with a second follow on contract in place for $8.1 million that continues through September 2027.

Expansion into the commercial market includes systems engineering, analysis and architecture for the Blue Origin Mk I and II lunar landers.

•        Under a subcontract, we have provided system architecture studies, modeling, analysis, and recommendations for the Cargo Offloading Subsystem and Surface Access Subsystems as part of the Blue Origin lunar lander designs. These services are being conducted under purchase orders totaling $1.25 million to date, with work continuing into 2025.

Heliospace Services Projects

Products and Services in Development

Based on the successful foundation of our current products and services, we are expanding our capabilities into advanced deployable systems, sensing and deployable payloads, mission systems architectures and integrated solutions including in-space deployments, robotics, assembly and servicing. These endeavors focus on the customer objectives for a given space application or mission, optimizing hardware, system design, payload and mission capabilities to enable customers to meet their stated objectives. Examples include payloads such as radar, optical and RF systems, payload integration and test, as well as mission formulation and implementation optimized for customer requirements for applications including remote sensing, science & technology missions, space domain awareness and in-space servicing. These offerings leverage system-level expertise and awareness, providing turn-key solutions to the growing space economy.

Examples of some candidate development areas for potential future products and services include:

Payloads such as radar, RF systems, and optical.

•        Orbital radar payloads and associated mission and system design are currently underway with Department of Defense (DoD) seed funding of $109,341 that was received, with follow-on opportunities in 2025 and beyond. We have developed new advanced deployable antenna concepts and designs under jointly funded programs with the NASA Jet Propulsion Laboratory with applications in Earth remote sensing and intelligence. Optical payload development is also progressing with our contributions to the telescope design for the NASA UVEX mission, with follow on hardware work in 2025 and our own prototype demonstrators by the end of 2027. There is potential for other in-space assembly and servicing prototype payloads to follow. These solutions will be tailored to small to mid-sized spacecraft applications, where we anticipate significant growth in the marketplace.

Payload integration and test, mission formulation and implementation optimized for customer requirements.

•        We have been selected by EarthGuard™, a commercial space endeavor offering a revolutionary concept for directly mitigating the accelerating rate of global climate change, to be its space systems engineering development partner. Under an initial contract, we are currently conducting a Mission Architecture Study, which successfully completed its first study milestone and is expected to be completed by mid-2025. EarthGuard™ and Heliospace are jointly planning subsequent activities that are expected to advance EarthGuard™ through technology maturation, prototyping, flight design engineering, assembly, integration, testing and early space flight demonstrations.

•        We are currently under contract with The Breakthrough Foundation for a feasibility study of the mission formulation, implementation, and payload design for a dedicated lunar lander performing radio frequency observations on the far side of the Moon. Mission development is expected to start in 2025 and launch in mid-2028.

Science & technology missions

•        Our support of science and technology missions is currently well established with our hardware and service lines; we intend to expand these offerings into larger integrated solutions in terms of payload and mission design. Our initial entry into this part of the market started in 2023 with the NASA Mars Sample Return program, with additional opportunities anticipated by the end of 2025 for both NASA and commercial customers.

Space domain awareness

•        We have identified space domain awareness applications and opportunities involving RF and optical surveillance in the Earth-Moon domains. Discussions with Defense customers is ongoing, followed by RF payload design for missions of opportunity potentially starting in 2025.

The image below summarizes the company growth path including our current and future products, services and solutions.

Our Competitive Advantages

We believe that we have few direct competitors of similar size and capabilities that provide the breadth of products, solutions and expertise that we offer our customers. Given the market fragmentation, we face competition from different competitors across individual products and applications. Competition within our product offerings range from divisions of large corporations who are challenged by cost control and inflexibility, to small, privately held companies with singular capabilities that lack the infrastructure and capacity to scale. System-level, mission focused engineering combined with deep expertise in the production of space qualified hardware is what we believe will enable Heliospace to effectively scale from current offerings to comprehensive solutions for existing and new customers.

Our competitive advantages include the following:

•        Our experienced, award-winning leadership team is recognized in the field of space science, hardware and system development, with deep expertise in the implementation of space missions in government and commercial settings. The Heliospace company leadership has ensured that technical excellence and customer responsiveness is embedded throughout the organization to achieve mission success, as embodied by our best subcontractor of the year award from NASA JPL, NASA Agency Honor awards for work on the James Webb Space Telescope and repeat customers from NASA (2019-present).

•        We have established a successful capability in developing flight qualified instruments and space mechanisms, a challenging and specialized field for which there are few competitors. The Heliospace leadership team has overseen successful development of over 125 instruments and mechanisms on over 40 space flight missions throughout their careers, both at Heliospace and at the various other institutions at which members of our leadership team served, giving our products and methods extensive real-world testing and proven design heritage.

•        Heliospace is becoming a leader in the development of payloads and systems for lunar exploration, having delivered hardware for three lunar landers, providing system engineering support to the Blue Origin lunar landers, with two additional lunar spacecraft and lander hardware projects in progress. The Company’s founding team has deep expertise in lunar exploration and applications gained throughout their careers, which we believe competitively positions us to leverage new commercial transportation options to the Moon in order to further develop new initiatives in lunar science, exploration and domain awareness.

•        Leveraging our successful Small Business Innovation Research (SBIR) grants, government funding and our own resources, we have developed significant in-house processes and capabilities, including vertical integration of key technologies such as our unique SABER™ deployable booms, release mechanism development and unique assembly and testing capabilities that streamline our production while improving our cost effectiveness.

•        The Heliospace team possesses extensive system-level design expertise that transcends the niche offerings of market competitors, enabling us to provide comprehensive solutions that take into account the entire mission chain in the achievement of customer objectives. This system level awareness feeds into hardware and payload design to ensure mission success and enables our expansion into larger, more ambitious turnkey solutions as we gain new customers.

Company Growth Strategy

Our company growth strategy builds upon our successful hardware and services capabilities, which provides a source of recurring revenue, to expand into integrated payloads and complete solutions. Leveraging team experience, we aim to develop complete payloads and related systems built to fulfill customer objectives, guided by Heliospace specifications and systems engineering expertise. This progression naturally evolves to providing more turnkey solutions, including complete end-to-end space missions where we believe both higher revenue and margins are possible.

The continued growth of hardware and services is envisioned to leverage our existing connections to government agencies, with an increasing emphasis on catering to the needs of commercial entities. Firefly Aerospace and Honeybee Robotics are two examples of commercial customers for which we are providing hardware and services, and we anticipate reaching more through typical sales channels.

To date, our primary sales and marketing efforts have been undertaken by our executive officers and directors on our board of directors, utilizing their network and relationships within the aerospace industry. The Company intends to develop a more robust sales and marketing process, including hiring of sales personnel and deployment of a more comprehensive sales and marketing effort in terms of direct outreach to potential customers and partners within the industry.

Our pursuit of payloads and systems for commercial and government customers is underway using both NASA and Department of Defense (DoD) funding mechanisms for the development of dual commercial/government use cases through Small Business Innovation Research programs. DoD programs are a particular focus due to the speed of acquisition and the potential to match investor and government funds to co-develop emerging technologies of interest. Heliospace has been awarded a Phase I SBIR by DoD for a novel orbital radar solution and is pursuing follow-on Phase II opportunities. Heliospace was awarded two additional 2024 Phase I SBIR’s for enabling component technologies, with potential Phase II follow-on opportunities in 2025. Additional applications of advanced payloads we are targeting include Space Domain Awareness, with an emphasis on the domain between the Earth and the Moon where we see room for significant growth through potential DoD funding, key partnerships combined with matching investor funds for related commercial opportunities.

In addition to government matching opportunities are standalone commercial and private entities desiring payload and mission systems solutions, for which Heliospace currently has one customer (EarthGuardTM) and seed project funded by a second customer to study the development of a private lunar mission.

Success in one or more of these programs will continue our evolution to a comprehensive solutions provider for remote sensing, domain awareness and other customer-driven applications as our company expertise and capabilities increase.

Investment Highlights

•        We have successfully scaled as a space hardware and services company providing solutions to government, commercial and non-profit customers. This includes hardware and services for over three active space missions and hardware deliveries for over four additional missions expected to launch in late 2024 through 2026.

•        We expect to expand our capabilities to more advanced hardware and services, and payload and mission system solutions by mid-2026. This expansion has already begun. We are currently under contract with a private client for a feasibility study of the mission formulation, implementation, and payload design for a dedicated lunar lander performing radio frequency observations on the far side of the Moon. Mission development is expected to start in 2025 and launch in mid-2028.

•        The global space marketplace is projected to grow from $350 billion today to over $1 trillion by 2040 (Morgan Stanley, Citi forecast, 2021-2022).

•        Our leadership team has overseen successful development of over 125 instruments and mechanisms on over 40 space flight missions throughout their careers, giving our products and methods extensive real-world testing and proven design heritage. The leadership team’s systems engineering and architecture experience on noteworthy NASA space missions such as Hubble, James Webb Space Telescope, and the International Space Station provides comprehensive optimized solutions that ensure customer objectives are achieved in the context of the overall mission, including spacecraft, launch vehicle, payload and destination.

Recent Developments

As we continue to build out our capabilities in advanced space system development, on February 20, 2025, the company announced the hiring of four new members for its Space Systems Engineering Team:

Mike Menzel — Mike Menzel has 43 years of experience in the aerospace industry, working 23 years for commercial and defense missions and 20 years for NASA. Mike was the NASA Mission Systems Engineer for the James Webb Space Telescope and the Habitable World Observatory. He has received numerous industry awards, including the Robert H. Goddard Exceptional Achievement Award for Engineering in 2009, the NASA Systems Engineering Excellence Award in 2010, the Mission Engineering and Systems Analysis Division Engineering Excellence Award in 2013, the NASA Outstanding Leadership Medal in 2013 and 2023, the 2020 Robert H. Goddard Merit Award in 2020, the NASA Distinguished Service Medal in 2022, the NASA Systems Engineering Excellence Award in 2022, the Norman L. Baker Astronautics Engineer Award in 2023, AIAA Goddard Astronautics Award in 2023 and finally the IEEE Simon Ramo Medal for Systems Engineering in 2025.

Brian Childs — Brian Childs brings experience leading mechanical and structural design teams, as well as systems engineering and structural configuration experience of large optical systems. He was the Chief Mechanical Engineer for multiple Department of Defense Flight Demonstration Programs as well as the Chief Engineer for the Mars Sample Return mission;

James Cooper — James Cooper brings 33 years of experience as a mechanical engineer. He has worked on the management, design, fabrication, assembly, test, and flight operations of various space system structures and mechanisms, was the Lead Mechanical Engineer for the final Hubble Space Telescope servicing mission (SM4) and spent 12+ years as the NASA James Webb Space Telescope (JWST) Sunshield Manager; and,

Shaun Thomson — is a 35-year NASA veteran with experience in thermal engineering in space flight projects. He served as the Thermal Subsystem Lead Engineer for JWST and numerous other NASA Earth orbiting, planetary, and deep space missions.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

The Company is an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to avail itself of this exemption from new or revised accounting standards and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

For so long as we are an emerging growth company, are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to:

•        Being permitted to present only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus (notwithstanding this reduced requirement, have presented three years of audited consolidated financial statements in this prospectus);

•        Not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley Act”) in the assessment of our internal control over financial reporting;

•        Not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditors’ report providing additional information about the audit and the financial statements;

•        Reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•        Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may remain an “emerging growth company” until as late as the fiscal year-end following the fifth anniversary of the completion of our IPO, though we may cease to be an emerging growth company earlier under certain circumstances, including if (a) we have more than $1.235 billion in annual revenue in any fiscal year, (b) the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 or (c) we issue more than $1.0 billion of non-convertible debt over a three-year period.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We are also a “smaller reporting company,” as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). To the extent that we continue to qualify as a smaller reporting company after we cease to qualify as an emerging growth company, certain of the exemptions available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including: (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act; (ii) scaled executive compensation disclosures; and (iii) the requirement to provide only two years of audited financial statements, instead of three years.

Intellectual Property and Protection

The Company has certain proprietary products and processes which are maintained as trade secrets. The Company has no filed or registered copyrights, trademarks or patents. Work on government contracts is generally conducted under the Federal Acquisition Regulation (FAR) rights in data clause, for which we claim limited rights to key technologies on a case-by-case basis. For non-government contracts, proprietary products are protected by non-disclosure agreements, and allocation of rights agreements as appropriate. In addition, each employee signs a proprietary information and inventions agreement. In general, critical details of proprietary products are withheld from release in customer interactions based on the judgement of company leadership.

Seasonality in Our Business

We do not believe our business is subject to significant seasonal variation.

Employees

As of October 31, 2024, we had approximately 31 employees all of whom are fulltime. In addition, we had less than 12 parttime staff, including interns and consultants. Most of our fulltime employees are highly trained, primarily in the areas of mechanical, structural and systems engineering and thermal analysis. We are not party to any collective bargaining agreements. Our employees are critical to our long-term success and essential to helping us meet our goals. It is crucial that we continue to attract, retain and motivate exceptional and high-performing employees. To that end we provide competitive salaries and full benefits including health plans, 401K contributions, paid time off, compensatory time and employee stock options.

Government Regulation

Our business is subject to a wide range of laws and regulations at the federal, state, and local levels including employment, health care and safety, privacy, data security, environmental, and other requirements. Compliance with these laws and regulations requires management by the Company, including legal assistance, use of professional employment organizations, and other resources on an ongoing basis. Changes in laws and regulations, and their variations in local jurisdictions, require monitoring and research in order to ensure compliance, and obtain the appropriate licenses, certificates, permits, and other documentation necessary to conduct business. Many of these laws and regulations are typical of most business activities, whereas we describe additional regulations at the federal level specific to our company below.

We currently hold and will continue to pursue contracts with NASA and other U.S. government agencies and will thus be subject to Federal Acquisition Regulation. U.S. government contracts require specialized accounting procedures involving direct and indirect cost, and with fee amounts limited by government or agency policies. Government contracts require both financial and compliance audits that may result in the recovery of funds after expenditure and other cost adjustments. Additional scrutiny may result in additional audits and reviews, triggered by technical or programmatic failures or other events. Gross violations of these policies can result in administrative sanctions such as suspension or debarment from doing business with the U.S. government, or civil and criminal penalties. Contracts subject to the Federal Civil False Claims Act include provisions allowing individuals such as employees to file claims on behalf of the U.S. government for contract violations and other unlawful activities. In addition, working with the U.S. government requires disclosure of certain company information, and mandatory labor, non-discrimination, and environmental compliance among many other requirements. These aspects of the U.S. government regulation of contracts increase the overhead costs associated with contract compliance and adds additional risks in conducting these transactions, while the limited fee structure allowed may limit profit under these contracts.

International space law dictates that all commercial activities in space must obtain the authorization and ongoing supervision of a state, which typically takes the form of a license, and all U.S. space companies are therefore subject to U.S. space policies and regulations. The licenses, approvals, and legality of these activities will vary with customers and applications and evolve over time as political bodies and other stakeholders influence the space law framework. The legal framework of each new contract involving activities in space needs to be individually evaluated. Significant ongoing regulations in this context include the protection and oversight of any transfer of hardware or technology to foreign entities, as governed by the International Traffic and Arms Regulations (ITAR) or the U.S. Department of Commerce. U.S. space companies are responsible for ensuring that foreign persons or entities do not have access to applicable technology under ITAR without obtaining an approved government license. ITAR compliance requires registration with the Directorate of Defense Trade Controls (DDTC), followed by generation and submission of ITAR compliant export licenses. Protection of data subject to ITAR requires employee training and cybersecurity measures. The Company believes these efforts can collectively cost more than tens of thousands of dollars between both fees and personnel costs but has not incurred any material costs related to ITAR registration to date. For technology not subject to ITAR, shipment or transfer of space technology to foreign entities must obtain a license under the U.S. Department of Commerce. Significant resources can be required to assess and manage these processes to avoid civil or criminal liability. Obligations required under these regulations include registration with the Directorate of Defense Trade Controls (DDTC) and familiarization with the classification of commodities according to Export Administration Regulations (EAR). Ongoing monitoring of changes in export control laws is an important activity that must be maintained to ensure compliance. Additional obligations include the acknowledgment and proper management of customer-supplied technology or information subject to ITAR or EAR.

Facilities

The Company leases its current manufacturing and office facility, located at 2448 Sixth Street, Berkeley, CA 94710. The leased square footage is 20,000 square feet, at a cost of $38,192 monthly plus expenses. The five year lease commenced on June 1, 2022.

The Company also leases a workshop and office space of 3,100 square feet in San Luis Obispo, CA on a two year lease that commenced September 2023, at a cost of $3,909 per month.

Legal Matters

We are not currently party to any legal proceedings and we are not aware of any pending or threatened litigation against us that we believe could have a material adverse effect on our business, operating results or financial condition.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age and position of our executive officers and directors. Executive officers are elected annually by our Board of Directors. Each executive officer holds his office until he resigns, is removed by the Board, or his successor is elected and qualified. Directors are elected annually by our shareholders at the annual meeting. Each director holds his office until her or his successor is elected and qualified or her or his earlier resignation or removal.

Name	Age	Position
Gregory T. Delory(1)	55	President, CEO, Chairman of the Board of Directors
Joseph T. Pitman(1)	65	Director and Chief Technology Officer
Paul S. Turin(1)	64	Director and Chief Engineer
Erick Frim	67	Interim Chief Financial Officer
John Cole(2)	86	Director
Brad Morrison(2)	51	Director
Laura Price(2)	62	Director

____________

(1)      Mr. Delory, Mr. Pitman and Mr. Turin comprise the current Board of Directors for Helio Corporation and have each served as director since January 3, 2024. Additionally, Mr. Delory, Mr. Pitman and Mr. Turin comprise the Board of Directors for Heliospace and have each served as director since the founding in March 2018 of Heliospace Corporation.

(2)      Mr. Cole, Mr. Morrison and Ms. Price have each consented to assume office as a director for Helio Corporation upon the listing of the common stock on the NYSE American.

Gregory T. Delory, (President, CEO; Chairman of the Board of Directors) has nearly 30 years of experience as a space scientist, co-investigator, project scientist and manager on space flight programs in university, NASA, aerospace and startup company environments. He has worked on space instrument development, requirements, mission design and data production from numerous NASA space flight projects including orbiters for the Earth, Moon and Mars, as well as planetary landers. He has a Ph.D. in Physics from the University of California at Berkeley and was a recipient of the F.L. Scarf award for outstanding graduate thesis. Mr. Delory has served as CEO of the Heliospace Corporation since co-founding the company in March 2018.

Joseph T. Pitman (Chief Technology Officer; Director) has over 40 years of experience as an engineer, systems engineer and manager on Hubble Space Telescope, International Space Station, James Webb Space Telescope and numerous other systems and payloads for astronomy, astrophysics and earth observation. Previously, he worked 15 years on marine industry projects, including submarines, advanced sonars, phased array radars, surface ships and renewable energy ocean platforms. His experience spans all phases of project development, including early-stage concepts, trade studies, preliminary design, engineering, analysis, costing, risk assessment, project formulation, technology maturation, detailed design, build, assembly, test qualification, flight operations, vehicle testing and on-orbit servicing. He has a BS in Aerospace Engineering from University of Maryland and an MS in Mechanical Engineering from George Washington University. He is a co-founder of Heliospace and has served as the CTO since March 2018.

Paul S. Turin (Chief Engineer; Director) has over 35 years of experience in the design, assembly, test and delivery of mechanical systems for over 120 instruments and mechanisms on over 30 space flight missions during a career at The University of California Space Sciences Laboratory, private companies and Heliospace. He has been the lead mechanical engineer on 8 space flight missions, Examples of his work include deployable mechanisms and instruments on the NASA STEREO, THEMIS, Van Allen, NuSTAR, MAVEN, ICON, Solar Orbit and Solar Probe Plus spacecraft for which has received numerous NASA Group Achievement Awards. He has a Bachelor of Science in Mechanical Engineering from the University of California, Berkeley. He is a co-founder of Heliospace and has served as the Chief Engineer since March 2018.

Erick Frim (Interim Chief Financial Officer) has over 40 years of experience as an accountant, financial executive and consultant. He joined Helio Corporation in December 2024. In 2019 he joined CFO Squad and as a partner in the CFO Squad, LLC Mr. Frim advised clients on technical accounting and regulatory compliance, assisting numerous companies with their initial public offerings. Prior to the CFO Squad, Mr. Frim served as a director in the public company audit practice of EisnerAmper LLP. Mr. Frim as also served as a financial executive for digital media pioneer DIVA Systems Corporation. A former CPA, he has a BS in Accounting from Ball State University.

John F. Cole (Director) has over 45 years of experience in high technology, defense electronics and space industries. He has been self employed as a consultant and managing private family investments since 2008. Prior to that time, he served as President, CEO and board member in both public and private companies with revenues ranging from start-ups to $200 million. He has participated in most U.S. space programs leading up to and including the Apollo missions. Among these include Mariner, Surveyor, Lunar Orbiter, Ranger, Mercury, Gemini, Saturn, and Pioneer. His experience includes programs such as the PATRIOT air/ground systems, F-5 radar, Earth stations, Air Navigation TACAN, Power Systems for defense, Anechoic/EMI systems, and worldwide Terrestrial Communications products. He was President and group manager of multiple divisions at Emerson Electric Co. (EMR NYSE), President of multiple companies of Charterhouse Technologies, and President of Dynatech Microwave Technology. Among his successful turnarounds, Mr. Cole served as President of Polyphaser Corp., and as President/CEO Hytek Microsystems (HYTK, NASDAQ). Mr. Cole’s experience on other boards, as an executive, and as a consultant includes Sectarian Corp (SPCT, NASDAQ), American Microwave Corp, Integra Technologies Inc., and Amplica Inc. (NASDAQ). He has an MBA, with honors from Pepperdine University, 1977.

Brad Morrison (Director) became a Partner at Donald Capital LLC, an Aerospace & Defense focused Investment Bank, in September 2023. Since January 2021 he has served as managing member of Watauga, a management consulting and holding company. From October 2019 through December 2021, he held the role of Corporate Development Director for Global Infotek Inc. He was recently appointed to the Board of Commissioners to the inaugural Texas Space Commission. He also is a member of the Business Executives for National Security, Boerne Kendall County Angels Network and Texas National Security Innovation Council and former honorary commander for the United States Air Force 67th Cyberspace Wing. Mr. Morrison was a Distinguished Graduate earning a Bachelor of Science in Management from the United States Air Force Academy and a Master of Science in Telecommunications from Southern Methodist University. He holds the FINRA Series 7, 79, 24 and NASAA Series 63 securities licenses.

Laura Price (Director) is a former partner at KPMG, where she served for over 25 years, providing financial reporting and risk management services to clients in the federal government. From June 2000 to September 2021, Ms. Price served as an audit and advisory partner in KPMG’s federal consulting practice, where she helped build the firm’s federal advisory presence and led a variety of financial management and operational improvement engagements for numerous federal agencies in all sectors, including the U.S. intelligence agencies, DoD components, legislative agencies and a number of federal civilian agencies. Prior to her appointment as a partner at KPMG in 2000, Ms. Price served as an audit senior manager. While at KPMG, Ms. Price authored multiple publications on a litany of topics on risk management, ranging from broad topics such as enterprise risk management to more focused risks such as human capital and talent management. Ms. Price is a Certified Public Accountant licensed in several states, a member of the American Institute of Certified Public Accountants and the Association of Government Accountants. Ms. Price received a Bachelor of Science in Business Administration with a concentration in accounting from Michigan Technical University and a Master of Arts in Organizational Management from George Washington University. From January 2021 through December 2023, Ms. Price served as Audit Committee Chair of the board of Knightswan Acquisition Corporation (KNSW), a special purpose acquisition company.

Family Relationships

There are no family relationships among any of the directors, director nominees and executive officers.

Involvement in Certain Legal Proceedings

Our directors and officers have not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Certain Relationships and Related Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure and Our Board’s Role in Risk Oversight

Committees of Our Board of Directors

After the completion of this offering, the standing committees of our Board will consist of an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. Our Board may also establish from time to time any other committees that it deems necessary or desirable.

The board of directors has extensive involvement in the oversight of risk management related to us and our business. Our chief executive officer and other executive officers will regularly report to the non-executive directors and the Audit Committee, the Compensation Committee and the Nominating and Governance Committee to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of our Board provides appropriate risk oversight of our activities.

Audit Committee

Upon the completion of this offering, we expect to have an Audit Committee, consisting of three directors, Ms. Price, Mr. Cole and Mr. Morrison with Ms. Price serving as chair of the Audit Committee. Each of our Audit Committee members qualify as independent directors under the corporate governance standards of the NYSE American and the independence requirements of Rule 10A-3 of the Exchange Act. Our Board has determined that Ms. Price qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K. The purpose of the Audit Committee will be to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our Board in overseeing:

•        accounting, financial reporting and disclosure processes;

•        adequacy and soundness of systems of disclosure and internal control established by management;

•        the quality and integrity of our financial statements and related notes thereto and the annual independent audit of our financial statements;

•        the engagement, retention and termination, as applicable, of an independent registered public accounting firm;

•        our independent registered public accounting firm’s qualifications and independence;

•        the performance of our internal audit function and independent registered public accounting firm;

•        our compliance with legal and regulatory requirements in connection with the foregoing;

•        compliance with our Code of Conduct;

•        overall risk management profile; and

•        preparing the audit committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our Board will adopt a written charter for the Audit Committee, which will be available on our website upon the completion of this offering.

Compensation Committee

Upon the completion of this offering, we expect to have a Compensation Committee comprised of Mr. Morrison, Mr. Cole and Ms. Price, with Mr. Morrison serving as chair of the Compensation Committee. Each of our Compensation Committee members qualify as independent directors under the corporate governance standards of the NYSE American.

The purpose of the Compensation Committee is to assist our Board in discharging its responsibilities relating to:

•        the establishment, maintenance and administration of compensation and benefit policies designed to attract, motivate and retain personnel with the requisite skills and abilities to contribute to our long term success;

•        setting our compensation program and compensation of our executive officers, directors and key personnel;

•        monitoring our incentive compensation and equity-based compensation plans;

•        succession planning for our executive officers, directors and key personnel;

•        our compliance with the compensation rules, regulations and guidelines promulgated by, the SEC and other law, as applicable; and

•        preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our Board will adopt a written charter for the Compensation Committee, which will be available on our website upon the completion of this offering.

Nominating and Governance Committee

Upon the completion of this offering, we expect to have a Nominating and Governance Committee comprised of Ms. Price, Mr. Cole and Mr. Morrison, with Ms. Price serving as chair of the Nominating and Governance Committee. Each of our Nominating and Governance Committee members qualify as independent under the rules of the NYSE American.

The purpose of the Nominating and Governance Committee is to:

•        advise our Board concerning the appropriate composition of our Board and its committees;

•        identify individuals qualified to become members of our Board;

•        recommend to our Board the persons to be nominated by our Board for election as directors at any meeting of stockholders;

•        recommend to our Board the members of our Board to serve on the various committees of our Board;

•        develop and recommend to our Board a set of corporate governance guidelines and assist our Board in complying with them; and

•        oversee the evaluation of our Board, our Board committees and management.

Our Board will adopt a written charter for the Nominating and Governance Committee, which will be available on our website upon the completion of this offering.

Compensation Committee Insider Participation

None of the members of our Compensation Committee has at any time been one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, on the Compensation Committee or board of directors of any other entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

Director Independence

Pursuant to the corporate governance listing standards of the NYSE American, a director employed by us cannot be deemed to be an “independent director.” Each other director will qualify as “independent” only if our Board affirmatively determines that he has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our stock, by itself, does not constitute a material relationship.

Our Board has affirmatively determined that each of Mr. Cole, Mr. Morrison, and Ms. Price qualifies as “independent” in accordance with the rules. In making its independence determinations, our Board considered and reviewed all information known to it (including information identified through directors’ questionnaires).

Code of Conduct

We will adopt a new Code of Conduct that applies to all of our directors, officers and employees, including our chief executive officer and chief financial and accounting officer. Our Code of Conduct will be available on our website upon the completion of this offering. Our Code of Conduct will be a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

Director Compensation

We did not have any non-employee directors who received compensation for their service on our Board during fiscal year 2024 or 2023.

After the completion of this offering, each of our non-employee directors will be eligible to receive compensation for his or her service on our Board consisting of annual cash retainers of $45,000, payable in monthly installments, along with restricted stock in an amount to be reasonably determined by the Board. In addition, non-employee directors who serve as Chair of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee will be eligible for annual cash retainers of $15,000, $10,000 and $10,000, respectively, payable in month installments. New non-employee directors may be eligible for a one-time discretionary cash retainer, in amount to be determined by a majority of the Board of Directors or by the Compensation Committee, as applicable.

Additionally, non-employee directors will be eligible for an annual grant of restricted common stock in an amount equivalent to $20,000, subject to the terms of the yet to be adopted Helio Corporation Equity Incentive Plan. See, “Summary of Equity Incentive Plan” on page 58.

Our directors will be reimbursed for travel, food, lodging and other expenses directly related to their activities as directors. Our directors are also entitled to the protection provided by the indemnification provisions in our Bylaws that will become effective upon the completion of this offering. Our Board may revise the compensation arrangements for our directors from time to time.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended	Salary ($)		Bonus ($)	Option Awards ($)	Non-equity Incentive Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Gregory T. Delory,	2022	$234,300		0	0	0	0	$4,476	(1)	$238,776
CEO and Director	2023	$274,144		0	0	0	0	$4,476	(1)	$278,620
	2024	$274,144		0	0			4,476	(1)	$278,620
Paul S. Turin,	2022	$252,600		0	0	0	0	$40,355	(1)(2)	$292,955
Director and Chief Engineer	2023	$299,520		0	0	0	0	$4,476	(1)	$303,996
	2024	202,051	(3)	0	0			4,476	(1)	$206,527
Joseph T. Pitman,	2022	$374,400		0	0	0	0	$513,720	(2)	$888,120
Director and CTO	2023	$374,400		0	0	0	0	$387,277	(2)	$761,677
	2024	$374,400		0	0	0	0	$0		$374,400

____________

(1)      Health plan stipend

(2)      Represents additional overtime wages earned by Mr. Turin and Mr. Pitman in fiscal years 2023 and 2022, as required to be paid under applicable government contracting regulations, from time logged on specific revenue-generating activities, paid directly by our customer(s) resulting from additional work billed to customers at their request. The related customer billings, which are higher than the amounts shown in the table, include the overtime wages shown in the table, plus overhead, G&A and other miscellaneous fees, where applicable, and contribute to overall company revenue.

(3)      Reflects a temporary reduction in hours at Mr. Turin’s request.

Emerging Growth Company Status

As an emerging growth company, we are currently exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Employment Agreements

We have not entered into employment agreements with any of our employees, officers and directors. However, we intend to enter into such agreements, as described below, prior to the completion of this offering.

Mr. Delory, Mr. Pitman and Mr. Turin (“Named Executive Officers”) will be party to employment agreements with Helio. We do not intend to enter into an employment agreement with Mr. Frim, who serves as our interim chief executive officer. The proposed employment agreements each provide for annual base salary, target bonus opportunity, paid vacation, reimbursement of reasonable business expenses and eligibility to participate in our benefit plans generally. The amount of base salary and bonus opportunity provided for each of our Named Executive Officers under their respective proposed employment agreements are as follows: for Mr. Delory, a base salary of $295,360 and target annual bonus of 50% of his base salary; for Mr. Pitman, a base salary of $374,400 and target annual bonus of 50% of his base salary; and for Mr. Turin, a base salary of $299,520 and target annual bonus of 50% of his base salary.

The Named Executive Officers may be eligible for Restricted Stock Unit Awards under an equity incentive plan yet to be adopted by the Board and approved by the stockholders of the Company entitled to vote thereon. The amount of any equity award will be determined in the sole discretion of the Compensation Committee based upon criteria established by the Board or the Compensation Committee in its sole discretion according to the terms of such plan when adopted.

The proposed employment agreements also provide for certain severance benefits upon a resignation by the applicable Named Executive Officer for “Good Reason,” upon a termination by Helio without “Cause,” or due to the Named Executive Officer’s death or “Disability.”

Retirement Benefits

We do not have a defined benefit pension plan or nonqualified deferred compensation plan. Heliospace currently maintains a retirement plan intended to provide benefits under Section 401(k) of the Code (as defined below), pursuant to which employees, including the Named Executive Officers, can make or have made voluntary pre-tax contributions. Heliospace has provided matching contributions to all eligible employees, including our Named Executive Officers. All contributions under the plan are subject to certain annual dollar limitations, which are periodically adjusted for changes in the cost of living.

Potential Payments Upon Termination or Change in Control

The proposed employment agreement for each of the Named Executive Officers provides that upon a termination of employment by Helio for any reason other than for “Cause”, upon resignation for “Good Reason,” or death or disability, the Named Executive will receive: (i) any accrued but unpaid benefits; (ii) cash severance payment in an amount equal to two times (2x) the amount of the target annual bonus for the calendar year in which employment is terminated; (iii) continued payments of then current base salary for twenty-four (24) months; (iv) payment of an amount equal to COBRA premiums for a maximum of twenty-four (24) months; (v) immediate vesting as of termination date of (a) the number of then-unvested shares subject to any time-based equity awards previously granted by the Company that would have vested had employment continued for an additional twenty-four (24) months after the separation from service, or (b) in the event of a qualifying termination constituting separation from service that occurs within three (3) months prior to or within eighteen (18) months following the closing of a Change of Control, of one hundred percent (100%) of then-unvested shares of any time-based equity awards previously granted as of the separation from service date. The severance benefits described in this paragraph are subject to the Named Executive’s execution of a general release of claims and continuing compliance with the terms of the employment agreement and restrictive covenants including the confidentiality agreement.

The proposed employment agreement for each of the Named Executive Officers provides that upon a termination of employment by Helio for “Cause”, upon resignation without “Good Reason,” or upon death or disability, the Named Executive will receive: (i) all accrued but unpaid base salary through the date of your employment termination, (ii) any unpaid or unreimbursed expenses, and (iii) any benefits provided under the Company’s employee benefit plans upon a termination of employment (excluding any employee benefit plan providing for severance or similar benefits).

“Cause” means, subject to certain notice and cure provisions, any of the following: (i) any material breach by the Named Executive Officer of any material written agreement between such executive and the Company and such executive’s failure to cure such condition (if curable) within thirty (30) days after receiving written notice thereof; (ii) any failure by such executive to comply with the Company’s material written policies or rules as they may be in effect from time to time; (iii) such executive’s willful failure to follow reasonable and lawful instructions from the Board and his failure to cure such condition (if curable) within thirty (30) days after receiving written notice thereof; (iv) such executive’s conviction of (including a plea of guilty or nolo contendere) to, any crime that results in, or is reasonably expected to result in, material harm to the business or reputation of the Company; (v) such executive’s commission of or participation in an act of fraud; (vi) such executive’s misconduct that results in material damage to the Company’s business, property or reputation; or (vii) such executive’s unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom he owes an obligation of nondisclosure as a result of his relationship with the Company.

“Change of Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events: (i) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then-outstanding voting securities; (ii) the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets; (iii) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation or (iv) any other transaction which qualifies as a “corporate transaction” under Section 424(a) of the Code wherein the stockholders of the Company give up all of their equity interest in the Company (except for the acquisition, sale or transfer of all or substantially all of the outstanding shares of the Company).

“Good Reason” means, subject to certain notice and cure provisions, (i) a material reduction in the applicable Named Executive Officer’s base salary (unless pursuant to a salary reduction program applicable generally to the executive’s similarly situated employees not to exceed ten percent (10%)); (ii) a material reduction in the Named Executive Officer’s title or duties (including responsibilities and/or authorities); or (iii) relocation of the Named Executive Officer’s principal place of employment by more than thirty-five (35) miles.

Equity Incentive Plan

Summary of the Heliospace Equity Incentive Plan

We intend to adopt a Helio Corporation equity incentive plan through approval by the board of directors, and then submitting the plan to the shareholders of Helio Corporation at a special or annual meeting of shareholders. The Company intends that such plan will reflect the amended terms of a substantially similar plan originally adopted by Heliospace Corporation on July 1, 2018 and will provide for the grant of equity-based incentive awards to employees, directors, officers and consultants. For reference, the following description is of the Heliospace Equity Incentive Plan (the “Plan”).

Share Reserve

Other than shares in reserve for stock options previously granted that are not yet vested, exercised and/or issued, shares reserved under the Plan that had not been granted as of July 1, 2024 have been eliminated. Upon adoption of the Helio Corporation plan by the board of directors and shareholders of Helio Corporation, the plan will provide for an additional 1,500,000 shares of common stock of Helio Corporation.

Administration

The Plan is administered by the Board of Directors until and unless the Board delegates its administration to a Committee of the Board.

Eligibility

The Plan provides for the grant of equity-based incentive awards to our employees, directors, officers and consultants. Incentive Stock Options under the Plan may only be granted to employees.

Term

The 2018 Plan will terminate ten years from the date our Board approved the plan unless it is terminated earlier by our Board.

Stock Options (“Options”)

Options granted under the Plan may be exercisable at such times and subject to the Plan and such terms and conditions as the Board of Directors determines. The maximum exercisable term of options granted under the Plan is the earlier of (i) 10 years from the grant date, (ii) three months after the date of termination of employment other than upon death, disability or cause, (iii) one year after the date of separation from service for death or disability, (iv) upon termination for cause or (v) the expiration of the term of the option.

Options granted under the Plan may not be transferred in any manner other than by will or by the laws of descent and distribution and all such rights will be exercisable, during the participant’s lifetime, only by the participant, except that the Option holder may by delivery of written notice, in form satisfactory to the Company, designate a third party who in the event of the death of the Option holder shall thereafter be entitled to exercise the Option subject to the terms of the option grant.

Restricted Stock Awards (“RSA”)

RSA awarded under the Plan are subject to the Plan and such terms and conditions as the Board of Directors determines. The price to be paid by the participant shall not be less than the common stock’s fair market value on the date of award or at the time purchase is consummated, however, RSA may be awarded as a stock bonus. The Company may repurchase or reacquire any shares that have not vested as of the date of termination of a participant’s continuous service.

The Board of Directors shall determine terms and conditions for transferability of RSAs, at its discretion.

There are no outstanding RSAs.

Stock Appreciation Rights (“SARs”)

SARs are subject to the Plan and such terms and conditions as the Board of Directors determines. The appreciation distribution will not be greater than an amount equal to the excess of (i) aggregate fair market value on the date of exercise over (ii) the fair market value of a share of common stock at the time of grant of the SARs or in the case of ten percent stockholders, 110% of such fair market value. Unvested SARs are forfeited on the date of termination of a participant’s continuous service.

There are no outstanding SARs.

Additional Provisions

The Plan provides for the Board of Directors to take actions in regard to outstanding Options and Equity Incentives in the event of capitalization adjustments, dissolution or liquidation or corporate transactions (as defined in the Plan) and the Plan should be referred to for specific actions and situations.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information as to the shares of common stock beneficially owned as of March 5, 2025, by (i) each person known to us to be the beneficial owner of more than 5% of our common stock; (ii) each director; (iii) each executive officer; and (iv) all of our directors, director nominees and executive officers as a group. Unless otherwise indicated in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of common stock shown as beneficially owned by them and the address of each beneficial owner listed on the table is c/o 2448 Sixth Street, Berkeley, CA 94710. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, which generally means that any shares of common stock subject to options currently exercisable or exercisable within 60 days of the determination date are considered to be beneficially owned, including for the purpose of computing the percentage ownership of the person holding such options, but are not considered outstanding when computing the percentage ownership of each other person.

	Shares Beneficially Owned Prior to this Offering(1)	% of Outstanding Prior to this Offering(2)	% of Outstanding After Giving Effect to this Offering(3)
Gregory T. Delory, Officer and Director	3,416,240	30.33%	23.40%
Joseph T. Pitman, Director	2,824,064	25.07%	19.35%
Paul S. Turin, Director	2,536,341	22.52%	17.38%
John F. Cole, Director Nominee	—	—	—
Brad Morrison, Director Nominee	160,000	1.42%	1.10%
Laura Price, Director Nominee	—	—	—
Total of Officers, Directors and Director Nominees as a Group (6 persons)	8,936,645	79.34%	61.22%

5%+ Stockholder
Stuart D. Bale	765,220	6.79%	5.24%

____________

(1)      All shares owned by the officers, directors, director nominees and persons known to be the beneficial owner of more than 5% of the Company common stock are owned outright and none are acquirable upon exercise or conversion of outstanding warrants, options, notes or other derivative securities.

(2)      Based on 11,263,633 shares of common stock issued and outstanding as of March 5, 2025.

(3)      Based on 14,596,967 shares of common stock to be issued and outstanding upon the completion of this offering, assuming no exercise (i) of the over-allotment option, (ii) of the Warrants included in the Units we are offering and (iii) of the Representative Warrants.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

Shareholder Loans

In addition to the compensation arrangements with directors and executive officers described under the section titled “Executive Compensation,” the following is a description of transactions with respect to which the Company was a party since January 1, 2022 in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Between April 2022 and October 2024, Paul Turin, shareholder and director, made various loans to the Company. As of October 31, 2024, the aggregate principal balance of these loans was $480,000 plus accrued interest of $11,484. The outstanding principal balance under these loans at October 31, 2023 and October 31, 2022 was $400,000 and $350,000, respectively. The loans terms are for 36 months and are classified as current and non-current, as applicable, liabilities on the balance sheet and accrue interest at a rate of 6.5% to 11.25% per annum, which, along with all principal, shall be due at maturity. These notes are unsecured and are not convertible into equity instruments. There have been no principal payments made on these loans. Interest payments of $25,266 were made in the fiscal year ending October 31, 2024. The loans mature as follows: $250,000 in April of 2025, $100,000 in August of 2025, $50,000 in February of 2026 and $80,000 in February of 2027. The Company plans to pay these loans from normal operating cash in the ordinary course of business when due.

Indemnification of Officers and Directors

Our Bylaws include provisions that provide for indemnification, expense advancement and reimbursement for our directors and officers, to the maximum extent allowable under Florida law. We have also entered into or will enter into prior to the effective date of the registration statement of which prospectus forms a part into customary indemnification agreements with our officers or directors. We also currently maintain directors’ and officers’ insurance covering certain liabilities that may be incurred by directors and officers in the performance of their duties.

Policy Regarding Related Party Transactions

Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests (or the perception thereof). In connection with this offering, our board of directors intends to adopt a written Related Person Transaction Policy, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy covers any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we (including any of our subsidiaries) are, were or will be a participant and a related person (as defined in the securities laws) has, had or will have a direct or indirect material interest.

Any related person transaction, and any material amendment or modification to a related person transaction, must be reviewed and approved or ratified by our Audit Committee. In determining whether to approve or ratify a related party transaction, the Audit Committee will consider whether or not the transaction is in, or not inconsistent with, the best interests of the Company. In making this determination, the Audit Committee shall consider all of the relevant facts and circumstances in light of the following factors and any other factors to the extent deemed pertinent by the committee:

•        The position within or relationship of the related party with the Company;

•        The materiality of the transaction to the related party and the Company, including the dollar value of the transaction, without regard to profit or loss;

•        The business purpose for and reasonableness of the transaction, taken in the context of the alternatives available for attaining the purposes of the transaction;

•        Whether the transaction is comparable to a transaction that could be available on an arms-length basis or is on terms and conditions offered generally to parties that are not related parties;

•        Whether the transaction is in the ordinary course of business and was proposed and considered in the ordinary course of business; and

•        The effect of the transaction on the business and operations, including on internal control over financial reporting and system of disclosure controls or procedures, and any additional conditions or controls (including reporting and review requirements) that should be applied to such transactions.

In the event the Company inadvertently enters into a related party transaction that requires, but has not received, pre-approval under the policy, the transaction will be presented to the Audit Committee for review and ratification promptly upon discovery. In such event, the Audit Committee will consider whether such transaction should be rescinded or modified and whether any changes in our controls and procedures or other actions are needed.

DESCRIPTION OF CAPITAL STOCK

The following summary is a description of the material terms of our capital stock and is not complete. You should also refer to our amended and restated articles of incorporation (the “Articles of Incorporation”) and our amended and restated bylaws (the “Bylaws”), which are included as exhibits to the offering statement of which this Prospectus forms a part.

General

Our authorized capital stock consists of 100,000,000 shares of common stock, no par value, and 20,000,000 preferred stock, par value $0.0001. After the consummation of this offering and the use of proceeds therefrom, we expect to have 14,596,967 shares of our common stock issued and outstanding, assuming 15,096,967 if the underwriters fully exercise their over-allotment option to purchase additional shares of common stock and no exercise of the Warrants. The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated Bylaws and the applicable provisions of the Florida Business Corporation Act (“FBCA”). As of March 5, 2025, we had 11,263,633 issued and outstanding shares of our common stock and no preferred stock was issued and outstanding.

Common Stock

General.    The holders of our common stock currently have (a) equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our board of directors; (b) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company; (c) do not have preemptive, subscriptive or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote. Our Bylaws provide that, at all meetings of the shareholders for the election of directors, a plurality of the votes cast shall be sufficient to elect any director. On all other matters, except as otherwise required by Florida law or our Articles of Incorporation, as amended, a majority of the votes cast at a meeting of the shareholders shall be necessary to authorize any corporate action to be taken by vote of the shareholders at such meeting. Our Bylaws and the FBCA provide for written action by consent of the majority of the shareholders without a meeting.

Non-cumulative Voting.    Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Pre-emptive Rights.    As of the date of this Prospectus, no holder of any shares of our capital stock has pre-emptive or preferential rights to acquire or subscribe for any unissued shares of any class of our capital stock not otherwise disclosed herein.

Warrants

Overview.    The following summary of certain terms and provisions of the Warrants offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the warrant agent agreement (the “Warrant Agent Agreement”) between us the Warrant Agent, and the form of Warrant, both of which are filed as exhibits to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions set forth in the Warrant Agent Agreement, including the annexes thereto, and form of Warrant.

Exercisability.    The Warrants are exercisable at any time after their original issuance and at any time up to the date that is five (5) years after their original issuance. The Warrants may be exercised upon delivery of a warrant exercise notice on or prior to the expiration date at the offices of the Warrant Agent, by utilizing the exercise form on the reverse side of the Warrant certificate completing and executing as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Warrants being exercised. Under the terms of the Warrant Agreement, we must use our best efforts to maintain the effectiveness of the registration statement and current prospectus relating to Common Stock issuable upon exercise of the Warrants until the expiration of the Warrants. If we fail to maintain the effectiveness of the registration statement and current prospectus relating to the Common Stock issuable upon exercise of the Warrants, the holders of the Warrants shall have the right to exercise the Warrants solely via a cashless exercise feature provided for in the Warrants, until such time as there is an effective registration statement and current prospectus relating to Common Stock issuable upon exercise of the Warrants.

Exercise Limitation.    A holder may not exercise any portion of a Warrant to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would own more than 4.99% of the outstanding Common Stock after exercise, as such percentage ownership is determined in accordance with the terms of the Warrant, except that upon prior notice from the holder to us, the holder may waive such limitation up to a percentage not in excess of 9.99%.

Exercise Price; Exercise Period.    The Warrants issued in this offering entitle the holder to purchase one share of our Common Stock at an assumed price equal to $5.625 per share (125% of the $4.50 assumed public offering price per Unit, which is the midpoint of the price range set forth on the cover page of this prospectus) immediately following the issuance of such Warrants and terminating at 5:00 p.m., New York City time, on the fifth anniversary of the closing of this offering. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Stock and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Fractional Shares.    No fractional shares of Common Stock will be issued upon exercise of the Warrants. If, upon exercise of a Warrant or Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, at our discretion, round up to the nearest whole share or pay a cash adjustment amount to the holder.

Transferability.    Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing.    We have applied to list our Warrants on the NYSE American under the symbol “HLEOW.” No assurance can be given that our listing application will be approved.

Warrant Agent; Global Certificate.    The Warrants will be issued in registered form under a Warrant Agent Agreement between the Warrant Agent and us. The Warrants shall initially be represented only by one or more global warrants deposited with the Warrant Agent, as custodian on behalf of The Depository Trust Company (DTC) and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC. Our transfer agent, ClearTrust LLC, will serve as the Warrant Agent.

Fundamental Transactions.    In the event of a fundamental transaction, as described in the Warrants and generally including any reorganization, recapitalization or reclassification of our Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Common Stock, the holders of the Warrants will be entitled to receive the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction. As an alternative, in the event of a fundamental transaction, the holder, at its option, exercisable at any time concurrently with, or within 30 days after, the consummation of the fundamental transaction (or, if later, the date of the public announcement of the applicable fundamental transaction), may cause the Company to purchase the unexercised portion of the Warrants from the holder by paying to the holder an amount in cash equal to the Black Scholes Value (as defined in the Warrants) of the remaining unexercised portion of the Warrants on the date of the consummation of such fundamental transaction.

Rights as a Stockholder.    The Warrant holders do not have the rights or privileges of holders of Common Stock or any voting rights until they exercise their Warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Registration.    The Company shall use its reasonable best efforts to maintain the effectiveness of the registration statement of which this prospectus is a part or to file and maintain the effectiveness of another registration statement and another current prospectus covering offer and sale of the shares of common stock underlying the Warrants at any time that the Warrants are exercisable. The Company shall provide to the Warrant Agent and each holder of any Warrants prompt written notice of any time that the Company is unable to deliver the shares of common stock upon the exercise of the Warrants via DTC transfer or otherwise without restrictive legend because (A) the Commission has issued a stop order with respect to the registration statement, (B) the Commission otherwise has suspended or withdrawn the effectiveness of the registration statement, either temporarily or permanently, (C) the Company has suspended or withdrawn the effectiveness of the registration statement, either temporarily or permanently, (D) the prospectus contained in the registration statement is not available for the issuance of the shares of common stock underlying the Warrants, or (E) otherwise (each, a “Restrictive Legend Event”).

To the extent that the Warrants cannot be exercised as a result of a Restrictive Legend Event or a Restrictive Legend Event occurs after a holder has exercised Warrants in accordance with the terms of the Warrants but prior to the delivery of the shares of common stock, the Company shall, at the election of the holder, which shall be given within five (5) days of receipt of such notice of the Restrictive Legend Event, either (A) rescind the previously submitted Election to Purchase and the Company shall return all consideration paid by registered Warrant holder for such shares upon such rescission or (B) treat the attempted exercise as a “cashless exercise” as described below and refund the cash portion of the exercise price to the holder.

Cashless Exercise.    If a Restrictive Legend Event has occurred, the Warrant shall only be exercisable on a cashless basis. Notwithstanding anything herein to the contrary, the Company shall not be required to make any cash payments or net cash settlement to the holder in lieu of delivery of the shares. Upon a “cashless exercise,” the holder shall be entitled to receive the number of shares of common stock equal to the quotient obtained by applying the formula set forth in the form of warrant.

Automatic Exercise.    Notwithstanding anything in the Warrant to the contrary, if on the expiration date of the Warrant, any remaining outstanding Warrants shall be automatically exercised via a cashless exercise.

Exclusive Forum.    The Form of Warrant Certificate provides that (i) legal proceedings concerning the interpretation, enforcement and defense of the Warrant will be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan and (ii) that the parties thereto irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. Notwithstanding the foregoing, such exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any other claim for which the federal district courts of the United States are the sole and exclusive forum. See “Risk Factors — Risks Related to the Warrants.”

Governing Law.    The Warrants and the Warrant Agent Agreement are governed by New York law.

Registration Rights

Certain holders of our shares who are also holders of Company debt are entitled to the registration of their shares upon the expiry of their 180-day lock-up agreements. See “Underwriting — Lock-up Agreements.”

Representative Warrants

In connection with and on the closing date of this offering, we will issue to the Representative certain warrants (the “Representative Warrants”) to purchase up to 5% of the shares of our common stock, sold in the offering, at an exercise price equal to 125% of the price per Unit sold in this offering. The Representative Warrants provide for a cashless exercise right and are exercisable at any time and from time to time, in whole or in part, during a period of four and one-half years commencing 180 days from the commencement of sales of the securities in the offering. The sale or resale of the shares of common stock underlying the Representative Warrants is subject to registration rights. See “Underwriting — Representative Warrants.”

Preferred Stock

General.    Our board of directors have the authority, without further action by the shareholders, to issue up to 20,000,000 (20 Million) Preferred stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional, or special rights as well as the qualifications, limitations, or restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without shareholder approval, will be able to issue convertible preferred stock with voting, conversion, or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change of control or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of our common stock and may adversely affect the voting and other rights of the holders of common stock. As of the date of this Prospectus, no specific designations regarding the Preferred stock have been made and no Preferred Shares have been issued.

Board of Directors Vacancies

Our Bylaws authorize our board of directors to fill vacant directorships until such time as a new director is elected by the shareholders. Directors may be removed by affirmative vote of the holders of the majority of stock entitled to vote at any meeting of shareholders called expressly for that purpose.

Director Action; Special Meeting of Directors

Our Bylaws provide that the Directors of the Company may take action by unanimous written consent without a meeting. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors, the Vice Chairman (if any), the Chief Executive Officer, or any two (2) directors.

Shareholder Action; Special Meeting of Shareholders

Our Bylaws and the FBCA provide that the Shareholders of the Company may take written action by consent of the majority of the shareholders without a meeting. Our Bylaws provide that special meetings may be called by the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Operating Officer, a majority of the Board or upon written demand delivered to the Secretary, signed and dated by the holders of not less than ten percent (10%) of all the votes entitled to be cast on any issue to be considered at the proposed special meeting.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval and may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Dissenters’ Rights of Appraisal and Payment

Under the FBCA with certain exceptions, our stockholders have appraisal rights in connection with a merger or consolidation of us. Pursuant to the FBCA, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Florida circuit court in the applicable county.

Stockholders’ Derivative Actions

Under the FBCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Our Amended and Restated Bylaws (“Bylaws”) provide that unless the Company consents in writing to the selection of an alternative forum, the state courts of Florida (or if a state court within the state of Florida does not have jurisdiction the federal courts for the Middle District of Florida) will be the sole and exclusive forum for any and all legal proceedings concerning (a) any derivative action or proceeding brought on behalf of the Company; (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former directors, officers or other employees of the Company to the Company or the Company’s shareholders; (c) any action arising pursuant to any provision of the FBCA or the Articles of Incorporation or the Bylaws (as either may be amended from time to time); or (d) any other action asserting a claim governed by the internal affairs doctrine.

The state forum provision may not apply to any causes of action arising under the Securities Act or the Exchange Act. There is uncertainty as to whether a court would enforce our exclusive forum provisions related to Securities Act claims. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Additionally Article 8.2 of our Amended and Restated Bylaws provide that unless the Company consents in writing to the selection of an alternative forum, the U.S. federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action against the Company or any director, officer, other employee or agent of the Company arising under the Securities Act of 1933, as amended.

There is uncertainty as to whether a court would enforce our exclusive forum provisions related to Securities Act claims. Investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ClearTrust, LLC. Our transfer agent will also serve as the Warrant Agent of the Warrants sold in this offering.

Stock Market Listing

Our shares of common stock and the Warrants are not listed or authorized for listing on any national stock exchange. Our shares of common stock are quoted on The OTC Markets Group’s Pink Market under the symbol “HLEO.” We have applied to list our shares of common stock and the Warrants on the NYSE American in connection with this offering under the symbols “HLEO” and “HLEOW,” respectively. There can be no assurances that our listing application will be approved. We will not consummate this offering if our listing application is not approved.

Limitations on Liability and Indemnification of Officers and Directors

Florida law authorizes corporations to limit or eliminate (with a few exceptions) the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our Articles of Incorporation and Bylaws include provisions that eliminate, to the maximum extent allowable under Florida law, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our Articles of Incorporation and Bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent permitted by Florida law. We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers, employees and agents for some liabilities. We currently maintain directors’ and officers’ insurance covering certain liabilities that may be incurred by directors and officers in the performance of their duties.

The limitation of liability and indemnification provisions in our Articles of Incorporation and Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to the indemnification provisions in our Articles of Incorporation and Bylaws.

There is currently no pending litigation or proceeding involving any of the directors, officers or employees for which indemnification is sought.

In so far as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SHARES ELIGIBLE FOR FUTURE SALES

Prior to this offering, there has been a limited public market for our common stock on the OTC Pink Market, with substantially no liquidity, and a liquid trading market for our common stock may not develop or be sustained after this offering. Prior to this offering, there has been no market for the Warrants underlying the Units in this offering. While we have applied to list our common stock and the Warrants on the NYSE American, we cannot assure you our application will be accepted or even if our application to list our common stock and the Warrants on the NYSE American is accepted, that an active trading market for either our common stock or the Warrants will develop or be sustained.

Future sales of our common stock, including the shares of common stock issued upon the exercise of the Warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. Future sales of our common stock in the public market either before (to the extent permitted) or after any applicable restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of restricted shares

All of the shares of common stock, including any shares of common stock issuable upon the exercise of the Warrants underlying the Units sold in this offering, any shares sold upon exercise of the underwriters’ option to purchase additional shares of common stock and shares of common stock the Warrants for over-allocation and shares of common stock purchased under Qualified Regulation A offerings will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act, or unless a contractual lock up or leak out agreement is entered into. All remaining shares of common stock held by existing shareholders immediately prior to the consummation of this Offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act, for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to below, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. Rule 144(a)(1) defines an “affiliate” of an issuing company as a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. Directors, officers and holders of ten percent or more of our voting securities (including securities which are issuable within the next 60 days) are deemed to be affiliates of the issuing company. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than one of our “affiliates,” are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•        1% of the number of shares of common stock then outstanding, which will equal approximately shares of common stock immediately after this offering, assuming the sale of all of the Offered Shares; or

•        the average weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

The foregoing is a brief summary of the general requirements of Rule 144. You should consult with your own legal and financial advisors regarding the availability of Rule 144 or any other exemptions from the registration requirements of the Securities Act for the resale of any shares of our common stock that you acquired prior to this offering.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of our common stock. This discussion is limited to certain U.S. federal income tax considerations to beneficial owners of our common stock who are initial purchasers of such common stock pursuant to this offering and hold the common stock as a capital asset within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion assumes that any distributions made by us on our common stock and any consideration received by a holder in consideration for the sale or other disposition of our common stock will be in U.S. dollars.

This summary is based upon U.S. federal income tax laws as of the date of this prospectus, which is subject to change or differing interpretations, possibly with retroactive effect. This discussion is a summary only and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain net investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors, including but not limited to:

•        financial institutions or financial services entities;

•        broker-dealers;

•        governments or agencies or instrumentalities thereof;

•        regulated investment companies;

•        real estate investment trusts;

•        expatriates or former long-term residents of the United States;

•        persons that actually or constructively own five percent or more (by vote or value) of our shares;

•        persons that acquired our common stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

•        insurance companies;

•        dealers or traders subject to a mark-to-market method of accounting with respect to our common stock;

•        persons holding our common stock as part of a “straddle,” constructive sale, hedge, conversion or other integrated or similar transaction;

•        U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•        partnerships (or entities or arrangements classified as partnerships or other pass-through entities for U.S. federal income tax purposes) and any beneficial owners of such partnerships;

•        tax-exempt entities;

•        controlled foreign corporations; and

•        passive foreign investment companies.

If a partnership (including an entity or arrangement treated as a partnership or other pass-thru entity for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner, member or other beneficial owner in such partnership will generally depend upon the status of the partner, member or other beneficial owner, the activities of the partnership and certain determinations made at the partner, member or other beneficial owner level. If you are a partner, member or other beneficial owner of a partnership holding our common stock, you are urged to consult your tax advisor regarding the tax consequences of the acquisition, ownership and disposition of our common stock.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis and changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

We have not sought, and do not expect to seek, a ruling from the U.S. Internal Revenue Service (the “IRS”) as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion. You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. EACH PROSPECTIVE INVESTOR IN OUR COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL NON-INCOME, STATE, LOCAL and NON-U.S. TAX LAWS.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of our common stock who or that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a United States person.

Taxation of Distributions.    If we pay distributions in cash or other property (other than certain distributions of our stock or rights to acquire our stock) to U.S. holders of shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock” below.

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder may constitute “qualified dividend income” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount and non-corporate U.S. holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Stock.    Upon a sale or other taxable disposition of our common stock, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the common stock. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the common stock so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. holder’s adjusted tax basis in its common stock so disposed of. A U.S. holder’s adjusted tax basis in its common stock generally will equal the U.S. holder’s acquisition cost less any prior distributions treated as a return of capital.

Information Reporting and Backup Withholding.    In general, information reporting requirements may apply to dividends paid to a U.S. holder and to the proceeds of the sale or other disposition of our common stock, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

ThinkEquity LLC is acting as the representative of the underwriters of this offering, which we refer to as the Representative. Subject to the terms and conditions of an underwriting agreement entered into between the Company and the Representative (the “Underwriting Agreement”), we have agreed to sell to each underwriter named below and each underwriter named below has severally and not jointly agreed to purchase from us, at the public offering price per Unit less the underwriting discount set forth on the cover page of this prospectus, the number of Units listed next to its name in the following table:

Name	Number of Units
ThinkEquity LLC
Total	3,333,334

The Underwriting Agreement provides that the obligations of the underwriters to pay for and accept delivery of the Units offered by this prospectus are subject to various conditions and representations and warranties, including the approval of certain legal matters by their counsel and other conditions specified in the Underwriting Agreement. The Units are offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them. The underwriters reserve the right to withdraw, cancel or modify the offer to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the Units offered by this prospectus if any such Units are taken.

We expect that delivery of the shares of common stock and Warrants underlying the Units will be made against payment therefor on or about            , 2025. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in one business day, unless the parties to any such trade expressly agree otherwise.

Over-Allotment Option

We have granted to the underwriters an option, exercisable no later than 45 calendar days after the closing of this offering, to purchase up to an additional 500,000 shares and/or Warrants (15% of the securities sold in this offering) from us to cover over-allotments, if any. The assumed purchase price to be paid by the underwriters per additional share of common stock will be the public offering price per unit, less $0.01, and less the underwriting discount. The purchase price to be paid by the underwriters per additional Warrant will be $0.01 per Warrant, less the underwriting discount. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If the underwriters exercise this option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the Underwriting Agreement, to purchase these additional shares and/or Warrants. If any additional shares or Warrants are purchased, the underwriters will offer the additional shares of common stock and/or Warrants on the same terms as those on which such securities are being offered hereby.

Discounts, and Expenses

The Representative has advised us that the underwriters propose to offer the shares to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers at that price less a concession of not more than $            per share.

The following table shows the total underwriting discounts payable to the underwriters by us in connection with this offering (assuming both the exercise in full and non-exercise of the overallotment option to purchase additional shares we have granted to the underwriters):

	Per Unit	Total Without Over-allotment Option	Total With Full Over-allotment Option
Public offering price	$	$	$
Underwriting discount (7.5%)	$	$	$
Proceeds to us, before expenses	$	$	$
Non-accountable expense allowance (1.0%)	$	$	$

We have paid an expense deposit of $50,000 to the Representative, which will be applied against the Representative’s accountable out-of-pocket expenses (in compliance with Financial Industry Regulatory Authority (“FINRA”) Rule 5110(g)(4)) that are payable by us in connection with this offering and will be reimbursed to us to the extent not incurred. We have agreed to reimburse the Representative for the fees and expenses of its legal counsel in connection with the offering in an amount not to exceed $125,000, up to $20,000 of the fees and expenses related to the use of Ipreo’s book building, prospectus tracking and compliance software for the offering and up to $5,000 of the Representative’s market-making and trading, and clearing firm settlement expenses for the offering.

We expect that the expenses of this offering payable by us, not including underwriting discount, will be approximately $775,000.

Indemnification

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters or such other indemnified parties may be required to make in respect of those liabilities.

Representative Warrants

In addition, we have agreed to issue the Representative Warrants to the Representative, to purchase a number of shares equal to 5% of the number of shares of common stock sold in this offering. These warrants will be exercisable at any time and from time to time, in whole or in part, during the four and one-half year period commencing 180 days from the commencement of sales of the securities in the offering, will have an exercise price equal to 125% of the initial public offering price and will terminate on the fifth anniversary of the effective date of the registration statement of which this prospectus is a part. In addition, the representative’s warrants provide for registration rights upon request, in certain cases. The sole demand registration right provided will not be greater than five years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(C). The piggyback registration rights provided will not be greater than seven years from the commencement of sales of the securities issued in this offering in compliance with FINRA Rule 5110(g)(8)(D). The registration statement of which this prospectus is a part also registers the offer and sale of these warrants and the offer and sale of the shares of our common stock issuable upon exercise of these warrants.

The warrants and the underlying shares of common stock have been deemed compensation by FINRA and are therefore subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), neither the underwriter warrants nor any of our shares issued upon exercise of the underwriter warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering pursuant to which the underwriter warrants are being issued, subject to certain exceptions.

Lock-Up Agreements

Pursuant to “lock-up” agreements, we, our executive officers and directors, and other holders of substantially all of our outstanding securities, have agreed, without the prior written consent of the Representative not to directly or indirectly, offer to sell, sell, pledge or otherwise transfer or dispose of any of shares of (or enter into any transaction or device that is designed to, or could be expected to, result in the transfer or disposition by any person at any time in the future of) our common stock, enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of our common stock, make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities of ours or publicly disclose the intention to do any of the foregoing, subject to customary exceptions, for a period of one year after the date of this prospectus in the case of our directors and executive officers, and six months with respect to us and any other holder of outstanding securities. The lock-up agreements are subject to certain exceptions, including in connection with the sale of shares upon the net exercise of options that would expire during the lock-up period. Additionally, beginning 150 days after the date of the underwriting agreement, we will also be permitted to confidentially submit to the SEC a draft registration statement in connection with registration rights or similar contractual obligations.

Right of First Refusal

In addition, we agreed to grant to the Representative, for a period of 24 months from the date of the closing of this offering, an irrevocable right of first refusal to act as sole investment banker, sole book-runner and/or sole placement agent, at the Representative’s sole discretion, for each and every future public and private equity and debt offering, including all equity-linked financings, during such 24 month period for us, or any successor to or any subsidiary of us, on terms agreed with the Representative. The Representative will have the sole right to determine whether or not any other broker-dealer shall have the right to participate in any such offering and the economic terms of any such participation.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and prospective investors may be allowed to place orders online. Other than this prospectus in electronic format, the information on the underwriters’ websites or our website and any information contained in any other websites maintained by any underwriters or by us is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•        Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•        Sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase creates a syndicate short position. The underwriters may close out any syndicate short position by purchasing shares in the open market.

•        Syndicate covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•        Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of shares of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of shares our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Other Relationships

From time to time, certain of the underwriters and their affiliates may provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they may receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services.

Pricing of the Offering

Prior to this offering, there has been only a limited public market for shares of our common stock and no public market for the Warrants. The public offering price of the Units we are offering was negotiated between us and the underwriters. Factors considered in determining the public offering price include the history and prospects of the Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the Units offered by this prospectus in any jurisdiction where action for that purpose is required. The Units offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the People’s Republic of China to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities. An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

•        to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•        to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

•        to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the company or any underwriter for any such offer; or

•        in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, or “CONSOB”) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•        to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

•        in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

•        Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•        made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•        in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comiss&abreve;o do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document, and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the issuance of the Units offered hereby will be passed upon for us by Byrd Law Group, Daytona Beach, Florida. Jim Byrd, a principal of Byrd Law Group, was the incorporator of the Company and beneficially owns 440,000 shares of common stock and a holds a $50,000 promissory note from the Company. Troutman Pepper Locke LLP, Charlotte, North Carolina, has acted as counsel for the underwriters in connection with this offering.

EXPERTS

The financial statements of Helio Corporation as of October 31, 2024 and 2023 have been so included in reliance on the report of Astra Audit & Advisory, LLC of Tampa, Florida a registered PCAOB CPA firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION’S POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In so far as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and any schedules filed as a part of the registration statement. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may inspect these reports and other information without charge at the SEC’s website (http://www.sec.gov).

Upon the completion of this offering, we will become subject to the informational requirements of the Exchange Act, as amended, and will be required to file periodic and current reports, proxy statements and other information with the SEC. You will be able to inspect this material without charge at the SEC’s website. We intend to furnish our stockholders with annual reports containing financial statements audited by an independent public accounting firm.

In addition, following the completion of this offering, we will make the information filed with or furnished to the SEC available free of charge through our website (https://helio.space/) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference and is not part of this prospectus.

You should rely only on the information contained in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date of those respective documents, regardless of the time of delivery of this prospectus or any sale of our securities.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Helio Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Helio Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Helio Corporation (the “Company”) as of October 31, 2024 and 2023, and the related consolidated statements of operations, changes in shareholders’ (deficit) equity and cash flows for each of the years ended October 31, 2024, 2023, and 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2024 and 2023 and the results of its operations and its cash flows for the years in the three-year period ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2024.

Tampa, Florida
December 27, 2024

3702 West Spruce Street #1430 • Tampa, Florida 33607 • +1.813.441.9707

HELIO CORPORATION
CONSOLIDATED BALANCE SHEETS

	October 31, 2024	October 31, 2023
Assets
Current Assets:
Cash	$551,552	$504,335
Accounts receivable, net	1,390,202	1,748,179
Work in progress	343,218	—
Prepaid expenses and other current assets	—	28,482
Total Current Assets	2,284,972	2,280,996

Property and equipment, net	87,389	110,053
Security deposits	76,655	76,655
Right-of-use asset, net	959,377	1,329,643
Total Non-current Assets	1,123,421	1,516,351
TOTAL ASSETS	$3,408,393	$3,797,347

Liabilities and Shareholders’ (Deficit) Equity

LIABILITIES
Current Liabilities:
Accounts payable and accrued expense	$140,439	$363,770
Accrued compensation	805,405	600,181
Shareholders notes payable	370,000	17,103
Notes payable	250,000	—
Operating lease obligations, current	503,124	498,540
Total Current Liabilities	2,068,968	1,479,594

Notes payable – shareholders, less current portion	182,877	410,000
Notes payable, less current portion	1,150,000
Operating lease obligations	608,723	953,850
Total Non-current Liabilities	1,941,600	1,363,850
Total Liabilities	4,010,568	2,843,444

Commitments and contingencies (Note 8)

Shareholders’ (Deficit) Equity
Common stock, no par value, 44,000,000 shares authorized; 11,263,633 and 2,218,700 shares issued and outstanding as of October 31, 2024 and 2023, respectively	339,861	33,256
Retained earnings	(942,036)	920,647
Total Stockholders’ (Deficit) Equity	(602,175)	953,903
Total Liabilities and Shareholders’ (Deficit) Equity	$3,408,393	$3,797,347

The accompanying notes are an integral part of these consolidated financial statements.

HELIO CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended
	October 31, 2024	October 31, 2023	October 31, 2022

Revenue:
Service fees	$4,766,079	$7,386,214	$5,487,304
Engineering fees	1,593,475	1,318,853	1,099,771
Materials	531,669	500,020	1,776,525
Other	—	4,242	—
Total Revenue	6,891,223	9,209,329	8,363,600

Costs of revenue	4,153,190	5,686,451	5,888,945
Gross profit	2,738,033	3,522,878	2,474,655

Operating expenses
General and administrative expenses	3,273,332	2,374,012	1,970,150
Facilities expense	736,062	917,348	436,877
Professional fees	359,077	78,007	36,026
Depreciation expense	22,663	19,506	18,262
Right of use amortization	92,054	73,124	49,623
Total Operating Expenses	4,483,188	3,461,997	2,510,938
Operating (loss) income	(1,745,155)	60,881	(36,283)

Other (expense) income:
Interest (expense) income, net	(89,178)	(35,153)	9,747
Loss on debt extinguishment	(28,350)	—	—
Total other (expense) income	(117,528)	(35,153)	9,747

Provision for income taxes	—	—	—
Net (loss) income	$(1,862,683)	$25,728	$(46,030)

Basic and diluted net (loss) income per share	$(0.76)	$0.01	$(0.02)

Weighted average shares outstanding – basic	2,466,241	2,218,700	2,218,700
Weighted average shares outstanding – diluted	3,888,548	2,427,678	2,255,676

The accompanying notes are an integral part of these consolidated financial statements.

HELIO CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2024, 2023 AND 2022

	No par-value Common Stock		Retained Earnings	Totals
	Shares	Amount
Balances as of October 31, 2021 (as previously reported Heliospace )	16,000,000	$14,629	$940,949	$955,578
Conversion of shares due to recapitalization	(13,781,300)	(12,600)	—	(12,600)
Balances at October 31, 2021, effect of recapitalization	2,218,700	$2,029	$940,949	$944,784
Stock-based compensation*	—	—	—	0
Net Loss	—	—	(46,030)	(46,030)
Balances at October 31, 2022	2,218,700	$2,029	$894,919	$898,754

Balances as of October 31, 2022 (as previously reported)	16,000,000	$27,703	$894,919	$922,622
Conversion of shares due to recapitalization	(13,781,300)	4,783	—	4,783
Balances at October 31, 2022, effect of recapitalization	2,218,700	$32,486	$894,919	$927,405
Stock-based compensation*	—	770	—	770
Net income	—	—	25,728	25,728
Balances at October 31, 2023	2,218,700	$33,256	$920,647	$953,903

Balances as of October 31, 2023 (as previously reported)	16,000,000	$33,256	$920,647	$953,903
Conversion of shares due to recapitalization*	(4,736,367)	81,818	—	81,818
Balances at October 31, 2023, effect of recapitalization	11,263,633	$115,074	$920,647	$1,035,721
Stock-based compensation	—	196,437	—	196,437
Loss on debt extinguishment	—	28,350	—	28,350
Net loss	—	—	(1,862,683)	(1,862,683)
Balances at October 31, 2024	11,263,633	$339,861	$(942,036)	$(602,175)

____________

*        Recasted shareholders’ equity of Helio Corporation

The accompanying notes are an integral part of these consolidated financial statements.

HELIO CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended October 31,
	2024	2023	2022
Net (loss) income	$(1,862,683)	$25,728	$(46,030)
Adjustments to reconcile net (loss) income to net cash (used in) operating activities
Depreciation and amortization	22,663	19,506	18,262
Stock-based compensation	196,437	5,553	13,074
Loss on debt extinguishment	28,350	—	—
Right of use asset amortization	370,266	280,068	178,860
Changes in assets and liabilities
Accounts receivable	357,977	(419,934)	(242,410)
Prepaid expenses and other current assets	28,482	—	9,017
Work in progress	(343,218)	—	—
Security Deposits	—	1,050	(72,000)
Accounts payable and accrued expenses	(223,330)	11,011	35,782
Accrued compensation	205,224	166,070	127,520
Operating lease liability	(340,543)	(206,944)	(129,237)
Net cash (used in) operating activities	(1,560,375)	(117,892)	(107,162)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	—	(73,571)	(29,354)
Net cash used in investing activities	—	(73,571)	(29,354)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable	1,400,000	67,065	350,000
Payments on notes payable	—	(38)	(232,592)
Proceeds from note payables – related parties	170,000	—	—
Repayment of notes payable – related parties	(44,226)	—	—
Recapitalization	81,818	—	—
Net cash provided by (used in) financing activities	1,607,592	67,027	117,408

NET INCREASE (DECREASE) IN CASH	47,217	(124,436)	(19,108)

CASH – BEGINNING OF PERIOD	504,335	628,771	647,879
CASH – END OF PERIOD	$551,552	$504,335	$628,771

CASH PAID DURING THE PERIOD FOR:
Interest expense	28,157	33,564	9,747
Income taxes	3,985	800	7,300

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Establishment of new lease obligation	—	—	1,788,571

The accompanying notes are an integral part of these consolidated financial statements.

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 1: BUSINESS

Helio Corporation is a technology, engineering, and research and development (R & D) holding company serving commercial, government, and non-profit organizations. Products include hardware, systems, and services in aerospace and other markets for customers such as NASA, universities, and private space companies. Helio has one current subsidiary: Heliospace Corporation, a Delaware Corporation (“Heliospace”). Heliospace was incorporated on March 6, 2018. Heliospace is an aerospace company offering wide ranging solutions including space qualified hardware, systems engineering, analysis, management, and integration & test services for space missions. The customer base ranges from NASA and foreign space agencies to private companies, foundations, universities, and non-profits.

Heliospace designs, fabricates, assembles and tests space qualified hardware. Examples of this product line include the radar antennas for the upcoming NASA Europa Clipper mission, the antennas for the SunRISE CubeSat constellation, and deployable systems and sensors for numerous lunar landers and the Mars Sample Return program. Heliospace also provides systems engineering, integration and test, and mission formulation services. Examples of this service include support for the design, testing, and launch of the James Webb Space Telescope, formulation and design of the Roman Space Telescope, Habworlds Observatory, Mars Sample Return, and the Atmospheric Observing System.

Change-in-control Transaction

Helio Corporation was originally incorporated under the original name Stirling Bridge Group, Inc. on October 3, 2022, in Florida and is based in Berkeley, CA. In January 2024, the Company acquired 100% of the stock of Heliospace Corporation and changed its name from Web3 Corporation to Helio Corporation. The Company’s principal executive offices are located at 2448 Sixth Street, Berkeley, CA 94710.

The transaction was effected as a share exchange whereby Helio Corporation acquired all of the outstanding shares of Heliospace in exchange for 9,795,733 newly issued shares. The transaction was accounted for as a recapitalization of Heliospace as Heliospace was deemed the accounting acquirer. The historical financial statements are that of Heliospace, therefore the pre-transaction financial statements are of that of Heliospace. The transaction was effective on January 4, 2024 and combines the financial statements from the transaction date forwards.

Liquidity

The Company has historically funded its working capital, research and development and capital expenditure requirements and other commitments (including debt service and repayment) from our operating cash flows, debt financing and, to a limited extent, issuances of equity. While we have historically experienced negative cash flows from operations (including due to the timing of working capital items), the Company believes that its cash resources, including its cash on hand, operating cash flows, potential financial commitment from the current officers and the proceeds of this offering, will be sufficient to meet its working capital and other requirements for a period of at least twelve months from the date of this prospectus.

In the event the transaction contemplated hereunder does not close and if the Company needs additional funding to sustain business operations, certain officers and directors have indicated a willingness to provide such funding as needed through December 31, 2025. The terms of such conditional funding have not been agreed to and will be determined if and when such conditional funding becomes necessary.

Over the longer term, we expect that we will need to raise substantial additional capital to accomplish our business plan over the next several years. There can be no assurance as to the availability, if any, or terms upon which such financing and capital might be available in the future.

As of October 31, 2024, we had cash and cash equivalents of $551,552, an increase of $47,217 from $504,335 as of October 31, 2023.

Over the last three fiscal years, the Company issued unsecured notes to certain shareholders with an aggregate outstanding principal balance of $552,877 as of October 31, 2024. The proceeds from these notes were used to meet working capital and cash flow management needs. The notes bear interest at between 6.5% and 11.25% per annum. $370,000 of these notes mature in the current 2025 fiscal year, and the remaining $182,877 mature in the 2026 or 2027.

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 1: BUSINESS (cont.)

fiscal year. All unpaid principal, accrued interest, and other amounts owing under the above notes are paid at maturity. Upon the occurrence and during the continuance of any default by the Company under any of the above notes, which default is not cured within fifteen (15) days following written notice of such default from the payee, the payee may declare the entire unpaid principal and unpaid interest immediately due and payable.

In fiscal year 2024, the Company incurred debt from unrelated parties under notes payable in the aggregate principal amount of $1,400,000. These notes bear interest at 9.75% and 12.00% and mature within the next two fiscal years. Certain of these notes were initially convertible but all such convertible notes were amended to eliminate the conversion features in consideration of the issuance by us and/or the transfer by certain of our shareholders of shares of our common stock. See Note 5. Interest on these notes either accrues or is paid quarterly or at maturity along with principal, as specifically described in the note. Upon the occurrence and during the continuance of any default by the Company under any of the above notes, which default is not cured within fifteen (15) days following written notice of such default from the payee, the payee may declare the entire unpaid principal and unpaid interest immediately due and payable. Certain of these notes are secured by our accounts receivable, and by shares of our common stock pledged by one of our shareholders. In addition, certain of these notes become due, and the payees under certain of these notes have the right to accelerate their notes, upon the completion of this offering.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

Change in presentation

During the year ended October 31, 2024, the Company changed its presentation of the operating lease liability in the Consolidated Statements of Cash Flows. The operating lease liability was previously presented in the “Cash flows From Financing Activities” and is now presented in “Changes in assets and liabilities.” Accordingly, prior period amounts have been reclassified to conform to the current period presentation. These reclassifications did not impact total net cash provided by operating activities. The effect of the change on the Condensed Consolidated Statement of Cash Flows for the year ended October 31, 2023 was $206,944.

Cash and Cash Equivalents

For the purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three (3) months or less to be cash equivalents. The Company has no cash equivalents as of October 31, 2024, 2023, and 2022.

Cash accounts are insured at the Federal Deposit Insurance Corporation limits of $250,000 per bank. At times throughout the year, such bank balances may have exceeded the federally insured limit. As of October 31, 2024 and 2023, $110,883 and $254,335 of cash was not covered by insurance.

Work In Progress

Work In Progress (WIP) tracks the costs incurred of a specific job that has not reached a certain milestone achievement. This is the computed value of work performed to advance milestone(s) that have not yet been billed and is used to track total job cost (billed and unbilled). Revenue of WIP is only recognized for specific milestones that are distinct contractual performance obligations that provide identifiable benefits to the customer independently of other project phases.

Accounts Receivable, net

Accounts receivables are recorded at the amount the Company expects to collect on the balance outstanding at period-end. Management closely monitors outstanding balances during the year and allocates an allowance account if appropriate. The Company estimates and records a provision for its expected credit losses related to its financial

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

instruments, including its trade receivables and contract assets. The Company considers historical collection rates, the current financial status of its customers, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses. Forward-looking information is also considered in the evaluation of current expected credit losses. However, because of the short time to the expected receipt of accounts receivable, the Company believes that the carrying value, net of expected losses, approximates fair value and therefore, relies more on historical and current analysis of such financial instruments.

As of October 31, 2024 and 2023, the Company recorded no amounts to the allowance for credit loss. The Company writes off bad debts as they occur during the year, if applicable. Accounts receivable as of October 31, 2024 and 2023 was $1,390,202 and $1,748,179.

Property and Equipment, net

Property and equipment is stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in the consolidated statements of operations or the period in which the disposal occurred. The Company computes depreciation utilizing estimated useful lives, as stated below:

Property and Equipment, net Categories	Estimated Useful Life
Furniture and equipment	10 Years

Management regularly reviews property and equipment for possible impairment. This review occurs annually or more frequently if events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Based on management’s assessment, there were no indicators of impairment of the Company’s property and equipment as of October 31, 2024, 2023 and 2022, respectively.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value Measurements

ASC 820 “Fair Value Measurements” defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair value measurements.

The following provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which fair value is observable:

Level 1 —	fair value measurements are those derived from quoted prices (unadjusted in active markets for identical assets or liabilities);
Level 2 —

fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 —	fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial instruments classified as Level 1 quoted prices in active markets include cash.

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

These consolidated financial instruments are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment to estimation. Valuations based on unobservable inputs are highly subjective and require significant judgments. Changes in such judgments could have a material impact on fair value estimates.

In addition, since estimates are as of a specific point in time, they are susceptible to material near-term changes. Changes in economic conditions may also dramatically affect the estimated fair values.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management for the respective periods. The respective carrying value of certain financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include cash, short-term notes payable, accounts payable and accrued expenses. The carrying value of long-term debt approximates fair value, as the variable interest rates approximate current market rates.

Revenue Recognition

The Company records revenue based on a five-step model in accordance with FASB ASC 606, Revenue from Contracts with Customers, which requires the following:

1.      Identify the contract with a customer.

2.      Identify the performance obligations in the contract.

3.      Determine the transaction price of the contract.

4.      Allocate the transaction price to the performance obligations in the contract.

5.      Recognize revenue when the performance obligations are met or delivered.

Income from revenue generated by technology services, licensing fees and related services are outside the scope of ASC 606. In applying judgment, the Company considers customer expectations of performance materiality and the core principles of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers.

The Company’s operating revenues are primarily generated from engineering-related services. The Company uses two different types of contracts which are deliverable based or time based. The Company recognizes revenue related to services when performance obligations are fulfilled.

Design service contracts deliver system engineering inputs including designs, analyses, test and verification plans, and mission formulation architectures on a continual basis over the course of a contract. Customer work is based on distinct identifiable contracts with clear performance obligations, objectives, and pricing. Service revenue contract types are either Time & Materials (T&M) or Purchase Order (PO) contracts. Time & Materials contracts meet performance obligations continuously and are billed with revenue recognized at each invoice. PO contracts are billed at fulfillment of a performance obligation based on the customer agreements, thus revenue is recognized when earned.

Engineering services deliver both space qualified hardware and accompanying analyses, and are conducted under Cost-type, Fixed price, PO, and T&M contracts. Cost-type and T&M Engineering contracts are billed monthly as work is completed and revenue is recognized. Revenue for fixed price contracts including purchase orders that specify priced milestones for delivery of hardware, reports, or analyses is recognized upon completion of a specific

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

milestone. Revenue on fixed price contracts that are still in progress at month end are otherwise recognized on the percentage-of-completion method, measured by the percentage of total costs incurred to date to the estimated total costs for each contract.

	October 31,
	2024	2023	2022
Design services	$2,043,741	$2,547,249	$3,653,068
System engineering services	4,847,482	6,662,080	4,710,532
Total Revenue	$6,891,223	$9,209,329	$8,363,600

Income Taxes

The Company accounts for income taxes under the provisions of Accounting Standards Codification (“ASC”) 740 Accounting for Income Taxes, which requires a company to first determine whether it is more likely than not (which is defined as a likelihood of more than fifty percent) that a tax position will be sustained based on its technical merits as of the reporting date, assuming that taxing authorities will examine the position and have full knowledge of all relevant information. A tax position that meets this more likely than not threshold is then measured and recognized at the largest amount of benefit that is greater than fifty percent likely to be realized upon effective settlement with a taxing authority.

Deferred income taxes are recognized for the tax consequences related to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes are also recognized for carry-forward losses which can be utilized to offset future taxable income. A valuation allowance is recognized when, based on the weight of all available evidence, it is considered more likely than not that all, or some portion, of the net deferred tax assets will not be realized. The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation is reflected in current income. Income tax expense is comprised of the sum of current income tax plus the change in deferred tax assets and liabilities.

Earnings (loss) Per Share

Basic net (loss) income per common share is computed by dividing net (loss) income by the weighted average number of vested common shares outstanding during the period. Diluted net (loss) income per common share is computed by dividing net (loss) income by the weighted average number of vested common shares, plus the net impact of common shares (computed using the treasury stock method), if dilutive, resulting from the exercise of dilutive securities. In periods when losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents because their inclusion would be anti-dilutive. As of October 31, 2024, 2023 and 2022, the Company excluded the common stock equivalents summarized below, which entitle the holders thereof to ultimately acquire shares of common stock, from its calculation of earnings per share, as their effect would have been anti-dilutive.

	October 31,
	2024	2023	2022
Stock options	1,422,307	2,004,135	1,523,119
Total common stock equivalents	1,422,307	2,004,135	1,523,119

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

The Company accounts for leases based on ASU 2016-02, “Leases” (Topic 842). Based on this standard, the Company determines if an agreement is a lease at inception. Operating leases are included in right-of-use asset, current operating lease obligations, and operating lease obligations, in the Company’s consolidated balance sheets. Finance leases are included in property and equipment, net, current portion of long-term debt, net and long-term debt, less current portion, and debt issuance costs in the Company’s consolidated balance sheets.

As permitted under ASU 2016-02, the Company has made an accounting policy election not to apply the recognition provisions of ASU 2016-02 to short term leases (leases with a lease term 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, the Company will recognize the lease payments for short term leases on a straight-line basis over the lease term.

Stock based-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with the provisions of ASC 718, Stock Compensation. The computation of the expense associated with stock-based compensation requires the use of a valuation model. The Company currently obtains valuation reports according to Internal Revenue Code 409A (“409A”) and Financial Accounting Standards Board (“FASB”) ASC Topic 718 — Stock Compensation (“ASC 718”). Equity-based compensation consists solely of stock option awards, including Incentivized Stock Options (ISOs) and Non-Qualified Stock Options (NSOs), whose exercise prices are determined by the 409A valuation reports. Compensation expense is recognized ratably over the vesting period as the employee provides services.

Impairment of Long-Lived Assets

The Company assesses at each reporting date whether there is any indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an assets or cash-generating unit’s (CGU) fair value less costs to sell and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are considered, if available. If no such transactions can be identified, an appropriate valuation model is used.

Impairment losses of continuing operations are recognized in the consolidated statement of operations in those expense categories consistent with the function of the impaired asset.

Benefit Plan

The Company offers a 401(k) plan. Employees are eligible to participate in the plan on the first day of the month following the date of hire. Employees may defer up to $23,000 for 2024, $22,500 for 2023 and $20,500 for 2022. The Company is required to contribute on behalf of each eligible participating employee. The Company will match 100% of the participants deferral not to exceed 4% of employee compensation. Employees will share in the matching contribution regardless of the amount of service completed during the plan year. Employees will become 100% vested in the employer matching contributions after six years of service.

Subsequent Events

The Company evaluates events and transactions that occur after the consolidated balance sheet date, to determine whether they should be recognized or disclosed in the consolidated financial statements.

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Subsequent events are classified into two types recognized events and unrecognized events. Recognized events provide additional evidence about conditions that existed at the balance sheet date. The financial statements are adjusted to reflect these events. For example, if a customer goes bankrupt after the balance sheet date but the conditions leading to the bankruptcy existed before the balance sheet date, the allowance for doubtful accounts is adjusted accordingly. Non-Recognized events provide evidence about conditions that did not exist at the balance sheet date but arose after that date. These events are not recognized in the financial statements but are disclosed if they are of such a nature that their non-disclosure would make the financial statements misleading. For example, a natural disaster occurring after the balance sheet date that significantly affects the company’s assets would be disclosed. The Company discloses the nature of the event and an estimate of its financial effect, or a statement that such an estimate cannot be made, for all material non-recognized subsequent events.

Fair Value of Assets

The Company measures certain financial and non-financial assets at fair value at each reporting date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Recently Issued Accounting Pronouncements

Recent accounting pronouncements that the Company has adopted or that will be required to adopt in the future are summarized below.

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, which supersedes current guidance by requiring recognition of credit losses when it is probable that a loss has been incurred. The new standard requires the establishment of an allowance for doubtful accounts for expected credit losses on financial assets including trade and other receivables at each reporting date. The new standard will result in earlier recognition of allowances for losses on trade and other receivables and other contractual rights to receive cash. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments — Credit Losses (“ASC 326”), Derivatives and Hedging (“ASC 815”) and Leases (“ASC 842”), which extended the effective date of ASC 326 for certain companies until fiscal years beginning after December 15, 2022. The new standard was effective for the Company beginning October 1, 2023. The adoption of this standard did not have a material effect on the Company’s condensed consolidated financial statements.

The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3: PROPERTY AND EQUIPMENT

The major classifications of property and equipment are summarized as follows:

	October 31, 2024	October 31, 2023
Furniture and equipment	$465,091	$465,092
Less accumulated depreciation	(377,702)	(355,039)
Property and equipment, net	$87,389	$110,053

Depreciation expense for the years ended October 31, 2024, 2023, and 2022 was $22,663, $19,506 and $18,262, respectively.

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 4: SHAREHOLDERS NOTES PAYABLE

Between April 2022 and October 2024, Paul Turin and Greg Delory made various loans to the company. The balance at October 31, 2024 and October 31, 2023 was $552,877 and $427,103, respectively. The loans terms are for 36 months and are classified as current and non-current liabilities on the consolidated balance sheets with 6.5% to 11.25% interest per annum. All unpaid principal, accrued interest, and other amounts owing under the above notes are paid at maturity. These notes are collateralized with Company receivables and other assets.

	October 31, 2024	October 31, 2023
Notes payable – shareholders current portion	$370,000	$17,103
Notes payable – shareholders non-current portion	182,877	410,000
Total related party loans payable	$552,877	$427,103

The aggregate maturity on the notes payable as of October 31, 2024, are as follows:

2025	$370,000
2026	72,877
2027	110,000
2028	—
2029	—
552,877
Less current portion	(370,000)
Notes payable – shareholders non-current portion	$182,877

NOTE 5: NOTES PAYABLE

On June 20, 2024, the Company executed a convertible note payable agreement for $450,000. The convertible note matures on June 20, 2026 and carries an interest rate of 9.75% per annum. The principal and prior accrued interest of the note were convertible into shares of the Company’s common stock at $2.00 per share. On October 7, 2024, $50,000 of the note payable was assigned to an unrelated holder. On October 31, 2024, the Company amended the agreement with the holder of the $50,000 note to change its maturity to the earlier of the Company listing on a national stock exchange or March 31, 2025 and eliminated the conversion feature of the note. On October 17, 2024, the Company amended the agreement with the holder of the $400,000 note, which eliminated the conversion feature and advanced the maturity date of the loan to November 5, 2025. Interest on the notes either accrues or is paid quarterly or at maturity along with principal, as specifically described in the notes. The Company accounted for the amendment as an extinguishment of debt and recorded a loss of $8,100 on the consolidated statements of operations. The loan incurred interest expense of $16,250, which was accrued on the balance sheet.

On July 31, 2024, the Company executed a convertible note payable agreement for $250,000. The convertible note matures on April 30, 2025 and carries an interest rate of 13% per annum. The principal and prior accrued interest of the note was convertible into shares of the Company’s common stock at a price per share equal to a 30% discount per share of the final per-share price of a planned public offering. Subsequent to the issuance of the convertible note the Company amended the agreement with the holder which eliminated the conversion feature, changed the interest rate to 9.75% per annum, increased the principal of the note to $500,000, and extended the maturity date of the loan to November 5, 2025. Interest on the note either accrues or is paid quarterly or at maturity along with principal, as specifically described in the note. The Company accounted for the amendment as an extinguishment of debt and recorded a loss of $15,750 on the consolidated statements of operations. The loan incurred interest expense of $7,786, which was accrued on the balance sheet.

On July 31, 2024, the Company executed a convertible note payable agreement for $250,000. The convertible note matures on May 1, 2025 and carries an interest rate of 13% per annum. The principal and prior accrued interest of the note was convertible into shares of the Company’s common stock at $2.00 per share. Subsequent to the issuance of the convertible note the Company amended the agreement with the holder which eliminated the conversion feature,

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 5: NOTES PAYABLE (cont.)

changed the interest rate to 9.75% per annum, and extended the maturity date of the loan to November 5, 2025. Interest on the note either accrues or is paid quarterly or at maturity along with principal, as specifically described in the note. The Company accounted for the amendment as an extinguishment of debt and recorded a loss of $4,500 on the consolidated statements of operations. The loan incurred interest expense of $7,786, which was accrued on the balance sheet.

On March 12, 2024, the Company executed a note payable agreement for $150,000. The note matures on March 12, 2025 and carries an interest rate of 12% per annum. Interest on the note accrues and is paid at maturity along with principal, as specifically described in the note. The loan incurred interest expense of $10,500, which was accrued on the balance sheet.

On March 18, 2024, the Company executed a convertible note payable agreement for $50,000. The convertible note matures on March 18, 2026 and carries an interest rate of 9.75% per annum. The principal and prior accrued interest of the note was convertible into shares of the Company’s common stock at $2.00 per share. On October 31, 2024, the Company amended the agreement with the holder of the note to change its maturity to the earlier of the date that the Company lists its securities on a national stock exchange or March 31, 2025 and eliminated the conversion feature of the note. Interest on the note accrues and is paid at maturity along with principal, as specifically described in the note. The loan incurred interest expense of $4,875, which was accrued on the balance sheet.

	October 31, 2024	October 31, 2023
Notes payable	$250,000	$—
Notes payable, less current portion	1,150,000	—
Total related party loans payable	$1,400,000	$—

The aggregate maturity on the notes payable as of October 31, 2024, are as follows:

2025	$250,000
2026	1,150,000
2027	—
2028	—
2029	—
1,400,000
Less current portion	(250,000)
Notes payable – shareholders non-current portion	$1,150,000

NOTE 6: STOCK OPTIONS

The 2018 Equity Incentive Plan was approved by the Board of Directors on July 1, 2018 and the Company amended the equity plan on December 17, 2023. In conjunction with the recapitalization and effective January 3, 2024, the Company adopted the Heliospace 2018 Equity Plan as the Company’s Plan (“Equity Plan”). The Equity Plan limits the shares of common stock authorized to be awarded as stock awards to 2,382,352 and 2,823,538 shares for the years ending October 31, 2024 and 2023, respectively. Employees are provided stock options vesting over a period of four years with a one-year cliff. After one year, 25% of the award size vests followed by 1/48th of the award size for each month thereafter. On a case-by-case basis, options have been granted outright with no vest period.

During the year ended October 31, 2024 the Company entered into a transaction with Helio Corporation for which the Company’s stock options were adjusted for the new capital structure. The Company adjusted each of the granted options at 0.612 factor.

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 6: STOCK OPTIONS (cont.)

The grant date fair value was calculated using the Black-Scholes option pricing model using the following weighted average inputs:

	October 31, 2024	October 31, 2023	October 31, 2022
Risk free interest rate	3.90% – 3.90%	1.88% – 2.85%	1.88% – 2.85%
Expected term (years)	6.01 – 9.95	10.00 – 10.00	10.00 – 10.00
Expected volatility	65.79% – 68.51%	65.79% – 81.45%	65.79% – 81.45%
Expected dividends	0.00% – 0.00%	0.00% – 0.00%	0.00% – 0.00%

During the year ended October 31, 2024, 2023 and 2022, 239,990, 481,016, and 529,371 stock options were granted, respectively. As of October 31, 2024, 2023, and 2022 the following shares were outstanding:

	Number of Shares	Weighted Average Shares ($)	Weighted Average (Years)	Intrinsic Value
Balance as of November 1, 2021	995,248	$0.08	8.24	$716,579
Issued	529,371	0.08	0.77	381,147
Canceled	—	—	—	—
Exercised	—	—	—	—
Balance as of October 31, 2022	1,524,619	$0.08	8.05	$1,097,726
Issued	481,016	0.08	0.73	33,671
Canceled	—	—	—	—
Exercised	(1,500)	0.08	0.73	—
Balance as of October 31, 2023	2,004,135	$0.08	7.56	$140,289
Recapitalization of options	(777,241)	—	—	—
Issued	239,990	0.15	1.37	1,163,951
Canceled	(44,577)	0.08	5.65	—
Expired	—	—	—	—
Exercised	—	—	—	—
Balance as of October 31, 2024	1,422,307	$0.09	7.02	$6,980,951

As of October 31, 2022, there were 800,816 shares of common stock related to stock option grants that were vested. The Company had unrecognized stock compensation expense $50,111 and unvested stock options of 723,803 as of October 31, 2023. Stock-based compensation from stock awards for the years ended October 31, 2024 and 2023 was $13,074.

As of October 31, 2023, there were 1,072,713 shares of common stock related to stock option grants that were vested. The Company had unrecognized stock compensation expense $468,919 and unvested stock options of 1,982,283 as of October 31, 2023. Stock-based compensation from stock awards for the years ended October 31, 2024 and 2023 was $5,295.

Stock-based compensation from stock awards for the years ended October 31, 2024 was $196,437. As of October 31, 2024, there remained $272,482 of unrecognized stock-based compensation from stock option awards. As of October 31, 2024, there were 1,105,507 shares of common stock related to stock option grants that were vested and 316,800 stock option grants that were unvested.

The fair value of the stock was determined using observable inputs (level 2 fair value measurement) with a market approach technique. The main input for the common stock fair value was the price of the Company’s common stock as of the date of the grant.

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 7: LEASES

As of October 31, 2024, the Company maintains two leases classified as operating leases. The Company recognized right of use assets and lease liabilities pursuant to these leases. Leases with an initial term of 12 months or less or leases that are immaterial are not included on the consolidated balance sheets. The lease liability was calculated at the commencement date of each lease by discounting the future payments using the Company’s incremental borrowing rate of 10%.

The Company leases its office and manufacturing facility. In addition, as of October 31, 2024 and 2023, the Company maintained four leases with an initial term of 12 months or less. These leases combine for approximately $126,000 of lease expense for the years ending October 31, 2024 and 2023, respectively.

The lease for the manufacturing facility commenced on June 1, 2022 and has a term of five years. For the first year the monthly lease payments were $36,000. The monthly lease payments are subject to an annual increase of 3%.

The office lease commenced on September 1, 2023 and has a term of two years. The rent is fixed at $3,909 for the term of the lease.

	10/31/2024	10/31/2023	10/31/2022
Weighted average remaining lease term (in years)	2.53	3.50	4.50
Weighted average discount rate (%)	10%	10%	10%

Future minimum lease payments required under operating leases on an undiscounted cash flow basis as of October 31, 2024 were as follows:

Years ending October 31,
2025	$503,124
2026	477,956
2027	283,626
2028	—
2029	—
Total future minimum lease payments	$1,264,706
Less imputed interest	(152,859)
Total operating lease liability	$1,111,847

The Company recognized rent expense pursuant to these leases on the straight-line basis in accordance with the guidance in ASC 842. The Company recognized rent expense of $400,075, $364,779, and $149,050 for the years ended October 31, 2024, 2023, and 2022, respectively, related to these leases, which is included within facilities expense on the consolidate statements of operations.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is not presently a party to any legal proceedings, the resolution of which the Company believes would have a material adverse effect on its business, financial condition, operating results, or cash flows. However, legal proceedings are subject to inherent uncertainties, and an unfavorable outcome could include monetary damages, and excessive verdicts can result from litigation, and as such, could result in a material adverse impact on its business, financial position, results of operations, and/or cash flows.

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 9: INCOME TAXES

There was no income tax expense reflected in the results of operations for the years ended October 31, 2024, 2023 and 2022, because the Company carried forward net losses for tax purposes.

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended October 31, 2024, 2023, and 2022:

	2024	2023	2022
Federal income taxes at statutory rate	21.00%	21.00%	21.00%
State income taxes at statutory rate	6.89%	7.00%	7.00%
Change in valuation allowance	(27.98)%	(28.00)%	(28.00)%
Other	0.09%	—%	—%
Totals	0.00%	—%	—%

Deferred tax assets for the fiscal years ended October 31, 2024, 2023 and 2022 consist of the following components:

	2024	2023	2022
Deferred tax assets	$—	$—	$—
Net operating loss carryforwards	421,921	37,702	44,863
Capitalized research and development costs	100,146	—	—
Stock based compensation	54,970	—	—
Other	210	—	—
Total deferred tax asset	$577,246	$37,702	$44,863
Valuation allowance	(560,134)	(37,702)	(44,863)
Deferred tax assets, net	$17,113	$—	$—
Deferred tax liabilities
Depreciation	(17,113)	—	—
Net deferred tax assets	$—	$—	$—

The Company has net operating loss carry forwards available to offset future taxable income. Current tax laws limit the Company’s ability to utilize these carryforwards. Because the Company’s realization of the deferred tax assets is not certain, the Company fully offset the deferred tax assets resulting from these carryforwards with a valuation allowance. The Company has approximately $1,508,000 of federal and state net operating loss carrying forwards to offset future federal taxable income as of October 31, 2024. The Company’s valuation allowance increased approximately $522,000 from 2023 to 2024 and decreased approximately $8,000 from the years ending October 31, 2022 to 2023.

The Company recognizes uncertain tax positions taken when filing its tax returns if it is more likely than not that the tax authorities will not uphold the position based on current tax law. As of October 31, 2024, the Company has not identified any uncertain tax positions.

HELIO CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 10: CLIENT CONCENRATIONS

Four customers accounted for 90% of the Company’s outstanding receivables on October 31, 2024 and 69% of the Company’s outstanding receivables on October 31, 2023. Two customers accounted for 63% of the Company’s outstanding receivables on October 31, 2022. The table below summarizes the accounts receivable concentrations by customer for the years ending October 31, 2024, 2023, and 2022:

	Accounts Receivable Concentration
Company	October 31, 2024	October 31, 2023	October 31, 2022
A	27%	12%	0%
B	23%	23%	2%
C	21%	34%	31%
D	20%	0%	0%
E	0%	13%	32%
	90%	82%	66%

For the twelve months ended October 31, 2024, 75% of all revenue was obtained from government sources either as a direct contractor or subcontractor, with the remaining 25% of revenue from private customers. For the twelve months ended October 31, 2023, 99% of all revenue was obtained from government sources either as a direct contractor or subcontractor, and 1% from a single private customer. For the twelve months ended October 31, 2022, 100% of all revenue was obtained from government sources either as a direct contractor or subcontractor.

NOTE 11: SUBSEQUENT EVENTS

In preparing these consolidated financial statements, management has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued. No such events or transactions exist as of the date these consolidated financial statements were issued.

3702 West Spruce Street #1430 • Tampa, Florida 33607 • +1.813.441.9707

3,333,334 Units, each Unit consisting of
One Share of Common Stock and One Warrant

3,333,334 Shares of Common Stock Issuable upon exercise of the Warrants

Helio Corporation

_____________________________

PRELIMINARY PROSPECTUS

_____________________________

ThinkEquity

        , 2025

Through and including           , 2025 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses expected to be incurred by the Company in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the SEC registration fee.

SEC registration fee	$6,107
FINRA filing fee	$2,458
Exchange listing fee	$55,000
Accounting fees and expenses	$180,000
Legal fees and expenses	$350,000
Printing expenses	$15,000
Registrar and Transfer Agent’s fees	$7,500
Warrant Agent fees	$5,000
Miscellaneous fees and expenses	$265,000
Total	$886,065

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Florida law authorizes corporations to limit or eliminate (with a few exceptions) the personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our Articles of Incorporation and Bylaws include provisions that eliminate, to the maximum extent allowable under Florida law, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our Articles of Incorporation and Bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent permitted by Florida law. We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers, employees and agents for some liabilities. We currently maintain directors’ and officers’ insurance covering certain liabilities that may be incurred by directors and officers in the performance of their duties.

In so far as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

The following is a summary of transactions by us within the past three years involving sales of our securities that were not registered under the Securities Act.

Between December 2022 and May 2023, we issued sold 218,700 shares of common stock to certain investors at $0.50 per share under Regulation A. In January 2024, we sold a further 200 shares of common stock to certain investors at $2 per share under Regulation A promulgated under the Securities Act.

In January 2024, in connection with the Company’s acquisition of Heliospace Corporation, we issued 9,795,733 shares of common stock to the holders of the outstanding capital stock of Heliospace Corporation in a transaction exempt from registration under Section 4(a)(2) of the Securities Act.

In February 2024, we sold the following shares of common stock in private placements exempt from registration under Section 4(a)(2) of the Securities Act: (i) 200,000 shares at $1.00 per share; (iii) 220,000 shares in exchange for an aggregate amount of $1,000 and services performed; and (iii) 320,000 shares in exchange for an aggregate amount of $1,500 and services performed.

Between March and July 2024, we sold convertible notes in an aggregate principal amount of $1.0 million. The convertible notes were sold by us for cash, at par, in private placements exempt from registration under Section 4(a)(2) of the Securities Act.

In October 2024, we issued an aggregate of 69,000 shares of common stock to certain holders of certain of the aforementioned convertible notes, as partial consideration for amendments that, among other things, eliminated the conversion feature of the convertible notes. We did not receive any cash consideration for these shares. These transactions were private placements exempt from registration under Section 4(a)(2) of the Securities Act.

In January 2025, we sold a note in a principal amount of $50,000. The note was sold by us for cash, at par, in a private placement exempt from registration under Regulation D, Rule 506(b) of the Securities Act.

In February 2025, we sold a note in a principal amount of $100,000. The note was sold by us for cash, at par, in a private placement exempt from registration under Regulation D, Rule 506(b) of the Securities Act.

Additionally, over the last three years, we have issued 1,422,307 options to purchase shares of our common stock to certain employees, service providers and officers and directors pursuant to Rule 701 under the Securities Act and/or private placements exempt from registration under Section 4(a)(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits.    The list of exhibits is set forth below and is incorporated by reference herein.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement between Helio Corporation and ThinkEquity LLC
3.1#	Articles of Incorporation of Stirling Bridge Group, Inc., dated October 3, 2022
3.2#	Articles of Amendment to Articles of Incorporation of Stirling Bridge Group, Inc., dated May 10, 2023
3.3#	Articles of Amendment to Articles of Incorporation of Web3 Corporation, January 22, 2024
3.4#	Articles of Amendment to Articles of Incorporation of Helio Corporation, dated July 1, 2024
3.5#	Amended and Restated Bylaws of Helio Corporation
4.1#	Form of Representative Warrant
4.2	Form of Warrant Agent Agreement
4.3	Form of Warrant underlying the Units sold in this Offering
5.1	Opinion of Byrd Law Group
10.1+#	Heliospace Corporation Equity Incentive Plan
10.2+#	Form of Heliospace Corporation Equity Incentive Plan Award Agreement
10.3+#	Form of Employment Agreement between Helio Corporation and Gregory Delory
10.4#	Unsecured Promissory Note in the principal sum of $250,000, of Heliospace Corporation as Maker dated April 18, 2022
10.5#	Unsecured Promissory Note in the principal sum of $100,000, of Heliospace Corporation as Maker and dated August 29, 2022
10.6#	Unsecured Promissory Note in the principal sum of $50,000, of Heliospace Corporation as Maker dated February 14, 2023
10.7#	Unsecured Promissory Note in the principal sum of $80,000, of Heliospace Corporation as Maker dated February 26, 2024
10.8#	Unsecured Promissory Note in the principal sum of $50,000, of Heliospace Corporation as Maker dated March 1, 2024

Exhibit Number	Description
10.9#	Unsecured Promissory Note in the principal sum of $30,000, of Heliospace Corporation as Maker dated March 1, 2024
10.10#	Unsecured Promissory Note in the principal sum of $150,000, of Heliospace Corporation as dated March 12, 2024
10.11#	Unsecured Promissory Note in the principal sum of $400,000, of Helio Corporation as Maker dated October 17, 2024
10.12#	Amendment (Byrd) to Unsecured Promissory Note in the principal sum of $50,000, of Helio Corporation as Maker dated March 18, 2024 (as amended on October 31, 2024)
10.13#	Unsecured Promissory Note in the principal sum of $50,000, of Helio Corporation as Maker dated March 18, 2024 (as amended on October 31, 2024)
10.14#	Secured Promissory Note in the principal sum of $500,000, of Helio Corporation as Maker dated October 16, 2024
10.15#	Secured Promissory Note in the principal sum of $250,000, of Helio Corporation as Maker dated October 16, 2024
10.16#	Unsecured Promissory Note in the principal sum of $50,000, of Helio Corporation as Maker dated January 9, 2025
10.17+#	Form of Employment Agreement between Helio Corporation and Joseph Pitman
10.18+#	Form of Employment Agreement between Helio Corporation and Paul Turin
10.19+#	Non-Employee Director Compensation Program
10.20#	Unsecured Promissory Note in the principal sum of $100,000, of Helio Corporation as Maker dated February 3, 2025
21.1#	List of Subsidiaries of Helio Corporation
23.1	Consent of Astra Audit & Advisory, LLC, independent registered public accountant
23.2	Consent of Byrd Law Group (included in Exhibit 5.1)
24.1#	Power of Attorney
99.1#	Consent of John Cole, director nominee
99.2#	Consent of Brad Morrison, director nominee
99.3#	Consent of Laura Price, director nominee
107	Filing Fee Table

____________

+        Management contract or compensatory arrangement

#        Previously filed

(b) Financial Statement Schedules.    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to

Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration state mentor made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the Offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the Offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the Offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the Offering made by the undersigned registrant to the purchaser.

(b)    That, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)     The undersigned registrant hereby undertakes:

(1)    That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2)    That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

SIGNATURES

Pursuant to the requirements of Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-1 and has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned thereunto duly authorized in Berkeley, California on March 6, 2025.

Helio Corporation
By:	/s/ Gregory T. Delory
Gregory T. Delory
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title(s)	Date
/s/ Gregory T. Delory	Chief Executive Officer, Secretary and Director	March 6, 2025
Gregory T. Delory	(Principal Executive Officer)
*	Interim Chief Financial Officer	March 6, 2025
Erick Frim	(Principal Financial and Accounting Officer)
*	Director	March 6, 2025
Joseph T. Pitman
*	Director	March 6, 2025
Paul S. Turin
* By:	/s/ Gregory T. Delory
Name:	Gregory T. Delory
Title:	Attorney-in-fact